FORM NRSRO

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APPLICATION FOR REGISTRATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION (NRSRO)

SEC 1541 (1-24)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

APPLICATION FOR REGISTRATION AS A
NATIONALLY RECOGNIZED
STATISTICAL RATING ORGANIZATION (NRSRO)

☐ INITIAL APPLICATION   ☐ ANNUAL CERTIFICATION

☐ APPLICATION TO ADD CLASS OF CREDIT RATINGS   ☒ UPDATE OF REGISTRATION
Items and/or Exhibits Amended:
Disclosure Reporting Pages, Exhibit 2 and 4

☐ APPLICATION SUPPLEMENT
Items and/or Exhibits Supplemented: ☐ WITHDRAWAL FROM REGISTRATION

_____

Important: Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.

1. **A.** Your full name:

   S&P Global Ratings
   _____

   B. (i) Name under which your credit rating business is primarily conducted, if different from Item 1A:

   N/A
   _____

   (ii) Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):

   Standard & Poor's Ratings Services[1]
   _____

   C. Address of your principal office (do not use a P.O. Box):

55 Water Street	**New York**	**New York**	**10041-0003**
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

   D. Mailing address, if different:

Not Applicable			
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

   E. Contact person (See Instructions):

   Scott Forston, Global Head, Regulatory Coordination
   _____
   (Name and Title)

55 Water Street	**New York**	**New York**	**10041-0003**
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

September 19, 2024	**S&P Global Ratings**
(Date)	(Name of the Applicant/NRSRO)

By: **/s/ Martina Cheung**   **Martina Cheung, President**
       (Signature)   (Print Name and Title)

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[1] Standard & Poor's Ratings Services changed its name to S&P Global Ratings on April 27, 2016. However, the legacy name may continue to be used for a transitional period.

2. **A**. Your legal status:

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☒ Other (specify)

The NRSRO, S&P Global Ratings, is comprised of those legal entities named in the response to item 3 below.

B. Month and day of your fiscal year end: **December 31**

C. Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

State/Country of formation: **(of parent)**
SPGI
New York/U.S.A.

Date of formation: **(of parent)**
SPGI
December 29, 1925

3. Your credit rating affiliates (See Instructions):

The response to this Item is attached and made a part of this Form NRSRO

4. The designated compliance officer of the Applicant/NRSRO (See Instructions)*:*

Patrick R. Nicholson, Designated Compliance Officer, S&P Global Ratings
(Name and Title)

55 Water Street	**New York**	**New York**	**10041-0003**
(Number and Street)	(City)	(State/Country)	(Postal Code)

5. Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

This Form NRSRO and Exhibits 1 through 9 will be made available at www.spglobal.com

6. **COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

A. Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit ratings	Applying for registration	Approximate number currently outstanding	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))			
insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))			
corporate issuers			
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)			
issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities			

B. Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

_____

_____

_____

C. Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

     ☐ The Applicant/NRSRO is attaching_____certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

     ☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g- 1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.

7. DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.

A. Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit rating	Currently registered	Approximate number outstanding as of the most recent calendar year end	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☒	61,360	1955
insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))	☒	6,967	1967
corporate issuers	☒	54,545	1923
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☒	37,720	1983
issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☒	895,230	1941

B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

Public ratings and ratings actions are made available at no charge at www.spglobal.com (except for ratings of S&P Global Ratings Maalot Ltd., which are made available at no charge at www.maalot.co.il), and for a fee through release to wire services and various subscription-based products, such as RatingsDirect.

	YES	NO
8. Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.		
A. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☒	☐
B. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☒
C. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO?	☐	☒

9. **Exhibits** (See Instructions).

Exhibit 1. Credit ratings performance measurement statistics.

☐ Exhibit 1 is attached and made a part of this Form NRSRO.

Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☒ Exhibit 2 is attached and made a part of Form NRSRO.

Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☐ Exhibit 3 is attached and made a part of this Form NRSRO.

Exhibit 4. Organizational structure.

☒ Exhibit 4 is attached to and made a part of this Form NRSRO.

Exhibit 5. The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☐ Exhibit 5 is attached to and made a part of this Form NRSRO.

Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings.

☐ Exhibit 6 is attached to and made a part of this Form NRSRO.

Exhibit 7. Policies and procedures to address and manage conflicts of interest.

☐ Exhibit 7 is attached to and made a part of this Form NRSRO.

Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☐ Exhibit 8 is attached to and made a part of this Form NRSRO.

Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☐ Exhibit 9 is attached to and made a part of this Form NRSRO.

Exhibit 10. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☐ Exhibit 10 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 11. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☐ Exhibit 11 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 12. Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☐ Exhibit 12 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 13. The total and median annual compensation of credit analysts.

☐ Exhibit 13 is attached and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Item #3: Credit Rating Affiliates

Name	Location[2]	Address
Standard & Poor's Financial Services LLC	United States	55 Water Street, New York, NY 10041 USA
S&P Global Ratings Argentina S.R.L., Agente de Calificación de Riesgo	Argentina	Av. Leandro N. Alem, 815, 4th floor, Torre Catalinas Norte Ciudad Autónoma de Buenos Aires, Argentina C1001AAD
S&P Global Ratings Singapore Pte. Ltd.	Singapore	12 Marina Boulevard, #23-01 MBFC Tower 3, Singapore 018982
S&P Global Ratings Hong Kong Limited	Hong Kong	3-4/F, Three Exchange Square, 8 Connaught Place, Central, Hong Kong
S&P Global Ratings Japan Inc.	Japan	Marunouchi Kitaguchi Bldg. 1-6-5, Marunouchi, Chiyoda-ku Tokyo, Japan 100-0005
S&P Global Ratings Australia Pty Ltd	Australia	Level 17, 101 Collins Street Melbourne Victoria 3000, Australia
S&P Global Ratings Europe Limited	Dubai	Unit 501, Level 5 Gate Precinct Building 1 Dubai International Finance Centre PO Box 506650
	France	40 Rue de Courcelles Paris, France 75008
	Germany	Bockenheimer Landstrasse 2, 60306 Frankfurt am Main, Germany
	Ireland	Styne House Upper Hatch Street, Fourth Floor Dublin 2, Ireland D02 DY27
	Italy	Vicolo San Giovanni Sul Muro 1/3/5 Milan, Italy 20121
	South Africa	30 Jellicoe Avenue, 2nd Floor Rosebank 2196 Johannesburg, South Africa
	Spain	Paseo de la Castellana, 7-Planta 6 Madrid, Spain 28046
	Sweden	Master Samuelsgatan 6, Box 1753 Stockholm, Sweden 11187
S&P Global Ratings UK Limited	U.K.	25 Ropemaker Street London, United Kingdom EC2Y 9LY
S&P Global Ratings, S.A. de C.V.	Mexico	Av. Javier Barros Sierra No. 540 Tower II, PH2 Col. Lomas de Santa Fé, Del. Alvaro Obregón México City, México 01219
S&P Global Ratings Canada, a business unit of S&P Global Canada Corp.	Canada	Bay Adelaide - East Tower 22 Adelaide Street West, 40th Floor Toronto, ON, Canada M5H 4E3
S&P Global Ratings Maalot Ltd	Israel	12 Abba Hillel Silver Street, Ramat Gan, Tel Aviv, Israel 52506
Standard & Poor's Ratings do Brasil Ltda.[3]	Brazil	Av. Brigadeiro Faria Lima, 201, 18th floor, Pinheiros São Paulo, Brazil 05426-100
Taiwan Ratings Corporation[4]	Taiwan	2F, Hung Kuo Building No. 167, Dunhua N. Road, Taipei City 105, Taiwan, R.O.C

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[2] In the jurisdictions listed below S&P Global Ratings operates through these legal entities, each of which (with the exception of Taiwan Ratings Corporation which is majority owned) is a wholly-owned subsidiary of S&P Global Inc.

[3] This entity is part of the NRSRO, with credit ratings determined via other affiliates on behalf of the NRSRO.

[4] Taiwan Ratings Corporation is majority-owned by S&P Global Inc.

DISCLOSURE REPORTING PAGE (NRSRO)

This Disclosure Reporting Page (DRP) is to be used to provide information concerning affirmative responses to **Item 8** of Form NRSRO.

Submit a separate DRP for each person that: (a) has committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, has been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or has been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934; (b) has been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or has been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction; or (c) is subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO.

Name of Applicant/NRSRO

Date

S&P Global Ratings

September 4, 2024

Check Item being responded to:

X Item 8A

☐ Item 8B

☐ Item 8C

Full name of the person for whom this DRP is being submitted:

S&P Global Ratings

If this DRP provides information relating to a "Yes" answer to Item 8A, describe the act(s) that was (were) committed or omitted; or the order(s) or finding(s); or the injunction(s) (provide the relevant statute(s) or regulation(s)) and provide jurisdiction(s) and date(s):

1. Standard & Poor's Ratings Services (the "NRSRO") entered into settlement agreements with the U.S. Securities and Exchange Commission (the "SEC") relating to the Orders described in Paragraph 2 below, each of which was issued by the SEC on January 21, 2015, in connection with (i) six U.S. conduit/fusion commercial mortgage-backed securities ("CMBS") transactions rated by the NRSRO in 2011 and two additional U.S. conduit/fusion CMBS transactions from that period ("Matter I"), (ii) certain 2012 publications concerning criteria and research relating to conduit/fusion CMBS ("Matter II") and (iii) the NRSRO's internal controls regarding changes made to an assumption used in surveilling certain U.S. residential mortgage-backed securities ("Matter III"). In addition, on or about January 20, 2015, Standard & Poor's Financial Services LLC, a limited liability company of which the NRSRO is a separately identifiable business unit, entered into settlement agreements with the Attorneys General of the State of New York and the Commonwealth of

Massachusetts relating to Matter I.

2. A complete description of the orders, findings, injunctions and relevant statutes and regulations relating to:

    a. the SEC proceedings involving Matters I, II and III is set forth in the following Orders, which are attached hereto as Exhibits I, II and III, respectively, and incorporated herein by reference:

        (i)   SEC, Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act of 1933 and Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, Securities Act of 1933 Rel. No. 9705, Securities Exchange Act of 1934 Rel. No. 74104, Administrative Proceeding File No. 3-16348, relating to Matter I (Exhibit I);

        (ii) SEC, Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act of 1933 and Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, Securities Act of 1933 Rel. No. 9704, Securities Exchange Act of 1934 Rel. No. 74102, Administrative Proceeding File No. 3-16346, relating to Matter II (Exhibit II); and

        (iii) SEC, Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, Securities Exchange Act of 1934 Rel. No. 74103, Administrative Proceeding File No. 3-16347, relating to Matter III (Exhibit III);

    b. the State of New York proceeding involving Matter I is set forth in the following Assurance of Discontinuance, which is attached hereto as Exhibit IV and incorporated herein by reference: Attorney General of the State of New York, Investor Protection Bureau, Assurance of Discontinuance, relating to Matter I (Exhibit IV); and

    c. the Commonwealth of Massachusetts proceeding involving Matter I is set forth in the following Assurance of Discontinuance, which is attached hereto as Exhibit V and incorporated herein by reference: Commonwealth of Massachusetts, Assurance of Discontinuance, Pursuant to G.L. c. 93A § 5, relating to Matter I (Exhibit V).

If this DRP provides information relating to a "Yes" answer to Item 8B, describe the crime(s) and provide jurisdiction(s) and date(s):

Not applicable.

#86801460v6

If this DRP provides information relating to a "Yes" answer to Item 8C, attach the relevant Commission order(s) and provide the date(s):

Not applicable.

#86801460v6

EXHIBIT I

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9705 / January 21, 2015

SECURITIES EXCHANGE ACT OF 1934
Release No. 74104 / January 21, 2015

ADMINISTRATIVE PROCEEDING
File No. 3-16348

In the Matter of **STANDARD & POOR'S RATINGS SERVICES,** **Respondent.**	**ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, PURSUANT TO SECTION 8A OF THE SECURITIES ACT OF 1933 AND SECTIONS 15E (d) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER**

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 8A of the Securities Act of 1933 ("Securities Act") and Sections 15E(d) and 21C of the Securities Exchange Act of 1934 ("Exchange Act") against Standard & Poor's Ratings Services ("S&P" or the "Respondent").

II.

In anticipation of the institution of these proceedings, S&P has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it, the subject matter of these proceedings, and the facts set forth in Annex A attached hereto, which are admitted, S&P consents to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the

EXHIBIT I

Securities Act and Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order ("Order"), as set forth below.

III.

On the basis of this Order and S&P's Offer, the Commission finds[1] that:


<u>Summary</u>


These proceedings involve statements by S&P concerning its methodology for rating conduit/fusion Commercial Mortgage Backed Securities ("CF CMBS"). Conduit/fusion transactions are those that are comprised of geographically diversified pools of at least 20 mortgages loans made to unrelated borrowers. The disclosures at issue concern S&P's application of the Debt Service Coverage Ratio ("DSCR"), a key quantitative metric used to rate CF CMBS transactions.

S&P used DSCRs to estimate term defaults of loans in CF CMBS as part of its analysis of appropriate levels of Credit Enhancement ("CE") for particular ratings. CE is a critical consideration for a credit rating; in general terms, ratings with higher levels of CE are more conservative and provide greater protection against loss to investors. In late 2010, S&P changed its methodology for calculating DSCRs, which had the impact of lowering the amount of CE necessary to achieve a particular rating for transactions then in the market.

S&P published eight CF CMBS Presale reports between February and July 2011 in which it failed to describe its changed methodology for calculating DSCRs. The reports included DSCRs calculated using its prior methodology, which were misleading because they communicated that the ratings at issue were more conservative than they actually were. S&P did not follow its internal policies and procedures when making the change to its method for calculating DSCRs. S&P's internal control structure also did not sufficiently address red flags – including an internal complaint – that S&P had improperly changed its method for rating CF CMBS.


<u>Respondent</u>


S&P is a Nationally Recognized Statistical Rating Organization ("NRSRO") headquartered in New York City, New York. S&P is comprised of a separately identifiable business unit within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by McGraw Hill Financial, Inc. ("MHFI"), and the credit ratings business housed within certain other wholly-owned subsidiaries of, or businesses continuing to operate as divisions of, MHFI.

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

2

EXHIBIT I

Facts

A.   **S&P's CMBS ratings.**

1.   Rating agencies' consistency and transparency are crucial to investors, including in the CF CMBS market. Without consistent application of rating methodology, ratings are not comparable from deal to deal. Similarly, without transparency, investors can assess neither the methodology employed by the rating agency nor the application of that methodology. S&P's policies reflected these priorities by requiring S&P employees to consistently apply established Criteria, avoid being influenced by business relationships with the issuers, and publish sufficient information about S&P's procedures and assumptions so that users of credit ratings could understand how S&P arrived at its ratings.

2.   A CF CMBS is a type of mortgage-backed security backed by a pool of commercial real estate loans. Commercial properties that secure loans in CF CMBS pools are broadly divided into five categories: retail, office, multifamily, lodging, and industrial. CF CMBS are typically structured as multiple "tranches," or bonds, which have differing risk/return profiles. The bonds at the top of the capital structure generally receive priority in payment of principal and interest, while the bonds at the bottom experience losses first after the underlying loans incur losses. Because of these differences, the bonds at the bottom of the capital structure generally receive the highest rate of return, while the bonds at the top receive the lowest rate of return. The bonds at the bottom of the structure thus provide a cushion against loss to the bonds at the top of the structure. This cushion is a key element of the CE applicable to each bond in a CF CMBS transaction.

3.   During the time frame covered by this Order (2010 and 2011), fees for rating CF CMBS transactions were paid by the issuers. Issuers typically announced potential CF CMBS transactions privately to NRSROs several months before they anticipated selling the bonds. NRSROs typically responded to these announcements by undertaking initial analyses of the pool and providing feedback to the issuers concerning how much CE they would require for each bond in the capital structure to be rated at particular levels. Typically, the issuers then retained two NRSROs to rate the transaction, usually choosing the agencies that proposed the lowest credible CE.

4.   S&P competed for and sometimes obtained CF CMBS rating assignments in 2010 and 2011. After being hired to rate a transaction, S&P spent approximately two months analyzing the loans and properties. As part of this analysis, S&P made reductions to projected cash flows and property values for the purpose of estimating how the loans would perform under stressed economic conditions. S&P then gave final feedback to the issuer concerning recommended ratings for levels of the capital structure proposed by the issuer. The feedback included summary data concerning DSCRs and other key metrics, which reflected the stress that S&P placed on the loans.

3

EXHIBIT I

5.   After receiving final feedback, the issuers announced the transactions to the public. Shortly after the announcements, S&P publicly disseminated Presale reports setting forth S&P's preliminary recommended ratings and the detailed rationale for the ratings. Although these ratings were designated as preliminary, they were issued in the offer and sale of the CMBS bonds because issuers and investors used the Presales as part of the total mix of information available to analyze the transactions. Final ratings were not issued until after the closing of the transactions. Investors typically had approximately one week after the announcement of the proposed transaction to make their investment decisions.

B.   S&P's established rating methodology for CF CMBS used published loan constants for calculating DSCR.

6.   On or about June 26, 2009, S&P published "U.S. CMBS Rating Methodology And Assumptions For Conduit/Fusion Pools" ("the Criteria Article"). The Criteria Article was intended to inform market participants, including investors, how S&P calculated net cash flow, how S&P used DSCRs and other information to estimate losses on loans in CF CMBS pools, and how S&P used estimated losses to calculate recommended CE for the various rating levels, among other things.

7.   The Criteria Article established a 19% "AAA" CE for an "archetypical pool" of commercial real estate loans. In S&P's view, bonds rated at the AAA level would withstand market conditions commensurate with an extreme economic downturn like the Great Depression without defaulting.

8.   S&P used DSCRs to estimate term defaults of loans in CF CMBS pools in connection with determining appropriate levels of CE for particular ratings. The DSCR is the ratio of the annual net cash flow produced by an income-generating property, divided by the annual debt service payment required under the mortgage loans. DSCRs are usually expressed as a multiple, for example, 1.2x. DSCRs give a measure of a property's ability to cover debt service payments. Put another way, an initial DSCR shows the cushion that is available to absorb a decline in net cash flow generated by a property during the term of the mortgage loan.

9.   For the purposes of estimating whether a loan would default during its term (as opposed to at its maturity date), S&P calculated the numerator in the DSCR (the net cash flow) by beginning with the current net cash flow data provided by the issuers of the CF CMBS transaction and then applying stresses and discounts to estimate how the income from the property would be affected by economic circumstances. S&P calculated the denominator in the DSCR (the debt service) by multiplying the original principal amount of the loan by a "loan constant" reflecting an interest rate and an amortization schedule.

10.   Although the Criteria Article provided loan constants for an "archetypical pool" of loans in a table identified as Table 1 by property type – Retail 8.25%, Office 8.25%,

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Multifamily 7.75%, Lodging 10.00% and Industrial 8.50% – it did not state whether S&P would calculate the denominator of the DSCR using the Table 1 loan constants for the purpose of estimating whether a loan would default during its term.

11.   After internal discussion, on or about July 31, 2009, S&P decided to use the Table 1 loan constants to calculate DSCRs. On or about March 10, 2010, the CMBS criteria committee further decided that S&P would use the "higher of" the actual constants or Table 1 loan constants to determine debt service payments. S&P incorporated the methodology that resulted from these decisions into the model that it used to analyze CF CMBS transactions.

12.   On or about June 22, 2010, S&P published a commentary on a CF CMBS transaction called JPMCC 2010-C1. S&P did not rate the transaction. In the commentary, S&P included DSCR data based on actual loan constants, but then stated that the firm "typically evaluates a transaction's loan default probability using a stressed DSC based on 'BBB' and 'AAA' cash flow scenarios and a stressed loan constant. For JPMCC 2010-Cl, the pool's weighted average stressed debt constant would equal approximately 8.33%, based primarily on the retail and office exposure, for which our constant is 8.25%." S&P closed the commentary with a direct comparison of the JPMCC 2010-C1 pool to the archetypical pool. In that comparison S&P stated that the pool's DSCR was based upon "stressed constants." Through these statements, S&P informed the public that it used the Table 1 loan constants to calculate DSCRs in its analysis of CF CMBS transactions.

13.   On or about September 24, 2010, S&P published a Presale for a CF CMBS transaction called JPMCC 2010-C2. The Presale set forth preliminary ratings for the transaction and detailed S&P's analysis that led to its ratings. It began with a summary overview that highlighted the pool-wide DSCR, and the subsequent analysis contained approximately 45 DSCR representations, an indication of the importance of the DSCR in commercial real estate analysis. In addition to the pool-wide DSCR, the Presale presented DSCRs for stratified portions of the pool and for individual loans. In each case, the DSCRs were calculated using the "higher of" the actual loan constants or Table 1 loan constants.

14.   As a result of its internal actions described above, including decisions and model implementation, the published commentary on JPMCC 2010-Cl, and the published Presale for JPMCC 2010-C2, S&P established that it used the "higher of" the actual loan constants or Table 1 loan constants to calculate DSCRs.

C.   In late 2010, S&P adjusted its methodology for calculating DSCRs.

15.   S&P's market position for rating CMBS transactions had declined in the years following the financial crisis, which essentially halted the new issuance CMBS market. When issuers started marketing CMBS transactions again in 2010, S&P's market share did not rebound

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to its pre-2008 level, a fact that some members of the CMBS Group believed was caused by, among other things, the conservatism of the firm's criteria.

16. In or around mid-December 2010, the CMBS Analytical Group made a change to the assumption embodied in its model for analyzing new issue CF CMBS transactions. While the model previously calculated the DSCR for each loan by using the "higher of" the actual loan constant or Table 1 loan constant, the assumption was changed to calculate the DSCR for each loan by using the simple average of (1) the higher of the actual loan constant or the Table 1 loan constant and (2) the actual loan constant.

17. Personnel within S&P described the average constants as "blended constants." In all cases in which a loan's actual constant was lower than the Table 1 loan constant, the blended constant would also be lower than the Table 1 loan constants. The use of blended constants generally resulted in lower annual debt service calculations and, therefore, higher DSCRs, which led the model to estimate fewer defaults under a "AAA" stress during the term of a loan, but more defaults at the maturity of the loan, but ultimately leading to lower losses from defaults. This resulted in CE requirements that were lower than they would have been had S&P calculated DSCRs using the "higher of" Table 1 or actual constants, which was more attractive as a commercial matter because issuers seek lower CE levels.

D.   S&P rated six transactions and produced preliminary ratings for two more transactions using the revised DSCR methodology, but published data using different DSCRs.

18. During the first half of 2011, S&P used its blended constant methodology to rate the following six CF CMBS transactions: MSC 2011-C1, FREMF 2011-K701, JPMCC 2011-C3, FREMF 2011-K11, FREMF 2011-K13 and JPMCC 2011-C4. Issuers paid S&P approximately $7 million to rate and conduct surveillance on these six transactions.

19. For each transaction, S&P published a Presale. Each Presale contained over 40 representations of DSCRs calculated using the "higher of" the actual loan constants or Table 1 loan constants. These representations included DSCRs for the entire pool, stratified portions of the pool, and individual loans. Three of the six Presales also included DSCRs calculated from actual loan constants, but none of the Presales included any DSCRs calculated from the blended constants that S&P actually used to rate the transactions.

20. Had S&P actually used the DSCRs derived from the Table 1 loan constants, as set forth in the Presales, it would have required materially higher amounts of CE in the six rated transactions.

21. The Presales for the 2011 transactions included a sentence that stated, "[i]n determining a loan's DSCR, Standard & Poor's will consider both the loan's actual debt constant

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and a stressed constant based on property type as further detailed in our conduit/fusion criteria." This sentence did not inform investors that S&P had changed its methodology to use blended constants, but was consistent with its previously established methodology of calculating DSCRs with the higher of Table 1 or actual constants.

22.   S&P's statements in the Presales concerning DSCRs were thus knowingly or recklessly false and misleading concerning the amount of stress S&P applied in rating the transactions.

23.   On at least four of the 2011 transactions, while S&P reported DSCRs based on the Table 1 loan constants to the public, the CMBS Group reported the DSCRs they actually used, based on the blended constants, to the issuers who paid S&P. Thus, the CMBS Group knew that the DSCRs they actually used were important to assessing the ratings, but still did not provide them to investors who used their ratings.

24.   S&P also misrepresented the calculation of DSCRs in internal documents known as Rating Analysis and Methodology Profile ("RAMP"), despite acknowledging, in a December 2010 internal email that "[i]f we do [use an alternate debt constant], we would document it in the RAMP."

25.   According to S&P's RAMP Guidelines, "The RAMP's objective is to explain the rating recommendation to voting committee members [who approved the proposed rating] through application of criteria. The RAMP captures the key drivers of the issue being rated, the relevant facets of analysis, the pertinent information being considered, and the underlying criteria and applicable assumptions...." S&P's Model Use Guidelines described various matters pertaining to models that must be documented in RAMPs, including key assumptions used in models and modifications to models.

26.   The RAMPs for each of the six transactions listed above disclosed DSCRs calculated using the Table 1 loan constants and, for three transactions, the actual constants, when in fact S&P rated the transactions using blended constants. The RAMPs did not describe the use of blended constants, the data derived from blended constants, or the fact that the models were modified to apply blended constants.

27.   In July 2011 S&P published Presales with preliminary ratings for two additional CF CMBS transactions called GSMS 2011-GC4 and FREMF 2011-K14. As with the previous six transactions, the Presales contained multiple DSCRs calculated using the higher of the actual loan constants or Table 1 loan constants. They also included DSCRs calculated from actual loan constants, but did not provide any DSCRs derived from the blended constants S&P actually used for the preliminary ratings. As a result, these Presales also made false and misleading statements about the amount of stress that S&P placed on the loans in the pools when assigning its ratings.

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The RAMPs for these transactions similarly provided data based on the Table 1 loan constants, and actual constants, but not blended constants.

28.   Several potential investors questioned the low level of CE for the AAA bonds in the GSMS 2011 GC-4 transaction. S&P gave a preliminary AAA rating to bonds with 14.5% CE Using the higher of the actual loan constants or Table 1 loan constants, rather than the blended constants, S&P's model would have resulted in approximately 20% CE for the AAA bond.

29.   In light of the investor questions, S&P's senior management reviewed S&P's ratings and discovered the use of blended constants. S&P then withdrew its preliminary ratings for the two transactions. As a result, these transactions did not close on schedule.

30.   Following withdrawal of the preliminary ratings on the July transactions, S&P reviewed the ratings on the six transactions from earlier in 2011. S&P's Chief Credit Officer believed that those ratings were not assigned in accordance with S&P's criteria because they were based on blended constants.

31.   On or about August 5, 2011 and August 16, 2011, S&P issued press releases called "Advanced Notice of Proposed Criteria Change[,]" which disclosed the methodology S&P had used in rating the CMBS transactions and stated that the ratings were "consistent with S&P's rating definitions." These publications did not inform investors of the effect of the change in methodology on required CE levels.

E.   S&P's internal controls did not detect and prevent the Criteria change.

32.   In 2010 and 2011, S&P purported to maintain a system of internal controls designed to ensure, among other things, that ratings were assigned using S&P's approved criteria. However, S&P's internal controls failed to identify and respond adequately to red flags that the CMBS Group had changed its methodology for rating CF CMBS transactions without appropriate process or disclosures.

33.   The internal controls failures included:

a.   S&P's Model Quality Review Group ("MQR"), which was supposed to determine whether numerical models used by rating practice groups appropriately implemented S&P's criteria, conducted a review of the CMBS model during the time that the CMBS Group was using blended constants to calculate DSCRs. MQR began its review with a model that used the higher of the actual loan constants or Table 1 loan constants. The CMBS Group modified the model to use blended constants while the review was ongoing, but failed to provide the modified model to MQR. Nevertheless, the CMBS Group provided information to MQR which, although vague, was a red flag that the CMBS Group was no longer applying the "higher of" methodology. MQR failed to respond to this red flag and never requested the modified model.

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b.   In January 2011, S&P received an anonymous email asserting that the CMBS Group was inappropriately using blended constants to produce lower CE levels and make S&P more competitive. S&P's Quality Group, whose responsibilities included reviews of ratings files to determine whether ratings analytical groups were complying with S&P's criteria, investigated the complaint. The Quality Group did not conduct a sufficient investigation of how the CMBS Group calculated DSCRs, and the complaint was not discussed with S&P's Chief Credit Officer.

c.   S&P's Criteria Group was supposed to enforce S&P's Criteria Process Guidelines, which set forth procedures for researching and approving proposed criteria changes and publicizing any resulting changes. The Criteria Group knew that the CMBS Group was considering changes to the methodology for calculating DSCRs, and that the Quality Group was investigating such possible changes. However, the Criteria Group failed to identify the change the CMBS Group actually made to the methodology for calculating DSCRs, and failed to enforce the Criteria Process Guidelines despite these red flags.

Violations

34.   As a result of the conduct described above, S&P willfully violated Section 17(a)(l) of the Securities Act, which prohibits fraudulent conduct in the offer and sale of securities.

35.   As a result of the conduct described above, S&P violated Section 15E(c)(3) of the Exchange Act, which requires NRSROs to establish, maintain, enforce, and document an effective internal control structure governing the implementation of and adherence to policies, procedures, and methodologies for determining credit ratings.

36.   As a result of the conduct described above, S&P violated Rules 17g-2(a)(2)(iii) and 17g-2(a)(6) under the Exchange Act, which require NRSROs to make and retain complete and current records of the rationale for any material difference between the credit rating implied by a model and the final credit rating issued and of the established procedures and methodologies used by the NRSRO to determine credit ratings.

Undertakings

Respondent has undertaken to refrain from making preliminary or final ratings for any new issue U.S. conduit/fusion CMBS transaction for a period of twelve months from the date of this Order, including engaging in any marketing activity related thereto. This prohibition extends to all new issuance ratings activity whether undertaken for a fee or otherwise. This undertaking does not prohibit S&P from engaging in surveillance of outstanding conduit/fusion CMBS issues that S&P has previously rated.

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Within 180 days of the entry of this Order, or as otherwise agreed to with the Commission's Office of Credit Ratings, S&P shall adopt, implement, and maintain policies, procedures, practices and internal controls that address the recommendations and issues identified in the September 9, 2014 summary letter concerning the completed 2014 Section 15E Examination of S&P conducted by the Commission's Office of Credit Ratings ("2014 S&P Exam").

S&P shall submit a report, approved and signed under penalty of perjury by the President and the Chief Compliance Officer of S&P, to Thomas Butler, Director, Office of Credit Ratings, Securities and Exchange Commission New York Regional Office, 3 World Financial Center, Suite 400, New York, NY 10281-1022, and Michael J. Osnato, Jr., Chief, Complex Financial Instruments Unit, Securities and Exchange Commission, 3 World Financial Center, Suite 400, New York, NY 10281-1022, which details the new policies, procedures, practices, and internal controls adopted, and the actions taken to implement and maintain the new policies, procedures, practices, and internal controls.

IV.

In view of the foregoing, the Commission deems it appropriate to impose the sanctions agreed to in S&P's Offer.

Accordingly, pursuant to Section 8A of the Securities Act and Sections 15E(d) and 21C of the Exchange Act, it is hereby ORDERED that:

A.   S&P cease and desist from committing or causing any violations and any future violations of Section 17(a)(1) of the Securities Act, Section 15E(c)(3) of the Exchange Act, and Exchange Act Rules 17g-2(a)(2)(iii) and 17g-2(a)(6).

B.   S&P is censured.

C.   S&P shall, within thirty (30) days of the entry of this Order, pay disgorgement of $6.2 million, prejudgment interest of $800,000, and a civil money penalty of $35 million to the Securities and Exchange Commission. If timely payment is not made, additional interest shall accrue pursuant to SEC Rule of Practice 600 or 31 U.S.C. § 3717 as applicable. Payment must be made in one of the following ways:

> (1)   S&P may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request;
>
> (2)   S&P may make direct payment from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm; or

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(3)   S&P may pay by certified check, bank cashier's check, or United States postal money order, made payable to the Securities and Exchange Commission and hand-delivered or mailed to:

Enterprise Services Center
Accounts Receivable Branch
HQ Bldg., Room 181, AMZ-341
6500 South MacArthur Boulevard
Oklahoma City, OK 73169

Payments by check or money order must be accompanied by cover letter identifying S&P as a Respondent in these proceedings, and the file number of these proceedings; a copy of the cover letter and check or money order must be sent to Michael J. Osnato, Division of Enforcement, Securities and Exchange Commission, 200 Vesey Street, Suite 4000, New York, New York 10281.

By the Commission.

                                        Brent J. Fields
                                        Secretary

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ANNEX A

S&P admits to the facts set forth below.

Beginning in 2009, S&P developed new commercial mortgage backed securities ("CMBS") ratings criteria that generally increased the required credit enhancement levels for conduit/fusion CMBS ("CF CMBS").

On June 26, 2009, S&P published "US. CMBS Ratings Methodology and Assumptions for Conduit/Fusion Pools" setting forth its methodology for rating CF CMBS. That article described how S&P used the debt service coverage ratio ("DSCR") to estimate whether the loans comprising the conduit/fusion pool would default during their term. This term default estimate was an important variable in S&P's calculation of the amount of credit enhancement S&P would require for each rating level (AAA, AA, A, etc.).

The Criteria article defined the DSCR as "the ratio of a real property's [Net Cash Flow] to the scheduled debt service expressed as a multiple (e.g. 1.2x)." Debt service on a loan can be calculated by multiplying the outstanding principal balance by a loan constant, which reflects both an interest rate and an amortization schedule. The Criteria article also included a table, called Table 1, which defined an "archetypical" CF CMBS pool. Table 1 included loan constants for five property types as follows (the "Table 1 constants"):

Retail: 8.25%
Office: 8.25%
Multifamily: 7.75%
Lodging: 10.00%
Industrial: 8.50%

In July 2009, S&P decided to use the Table 1 constants to calculate DSCRs when analyzing loans as part of the rating of CF CMBS. Subsequently, in March 2010, the CMBS Criteria Committee approved the use of the actual loan constant to calculate a loan's DSCR when the actual loan constant was higher than the Table 1 constant. These decisions were incorporated in the mathematical model that S&P used to calculate credit enhancement requirements for various rating levels.

In December 2010, S&P's CMBS Ratings Group began analyzing loans in new issue CF CMBS using the higher of the actual loan constant or the average of the actual loan constant and the Table 1 constant to calculate debt service. Members of the CMBS ratings group sometimes described this average as a "blended constant." The usage of blended constants rather than the higher of the actual loan constant or the Table 1 loan constant had the effect of lowering the debt service for loans that had actual loan constants that were lower than the Table 1 loan constants, which in turn could have the effect of lowering the credit enhancement applicable to each rating level.

Between February 2011 and May 2011, S&P published Presale reports for six CF CMBS transactions the company ultimately rated. The reports reflected S&P's preliminary ratings of the offerings and its methodology for arriving at the ratings. In these reports, S&P

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published pool level data, data on stratifications of the pool, and data concerning the top 10 loans.

The DSCRs in the Presale reports generally were calculated using the higher of the actual loan constants or the Table loan constants. In three of the six Presale reports, S&P also presented DSCRs based on actual loan constants. The Presale reports, in a section called "Conduit/fusion methodology[,]" stated: "In determining a loan's DSCR, Standard & Poor's will consider both the loan's actual debt constant and a stressed constant based on property type as further detailed in our conduit/fusion criteria."

S&P did not, however, determine its ratings based on the Table 1 loan constants or the actual debt service data in the manner it disclosed in the Presale reports. Rather, the CMBS ratings group used blended constants to arrive at ratings for these CF CMBS.

In connection with each preliminary and final set of ratings on the six transactions described above, S&P analysts prepared a Rating Analysis and Methodology Profile ("RAMP") as required by S&P's policies and procedures. According to S&P's RAMP guidelines, the purpose of a RAMP "is to explain the rating recommendation" to S&P personnel who would vote on the rating. The RAMP guidelines further stated that, "[t]he RAMP captures the key drivers of the issue being rated, the relevant facets of the analysis, the pertinent information considered, and the underlying criteria and applicable assumptions . . . ."

The RAMPs for the six transactions described above included DSCR data derived from the Table 1 constants but did not include the data derived using blended constants that were actually used to rate the transactions, other than by reference to the model results that were considered in arriving at the ratings.

The issuers of the six rated transactions paid S&P approximately $7 million to rate and conduct surveillance on those transactions.

In July 2011, S&P published Presale reports for two additional CF CMBS conduit/fusion transactions. As with the earlier transactions rated in 2011, S&P used the higher of the actual loan constants or the blended constants to calculate DSCRs for these transactions, while its publicly disclosed Presale reports included data using the Table 1 constants and, in both cases, the actual constants. After investors questioned the credit enhancement levels on one of those transactions, S&P's senior management conducted a review which concluded that the CMBS ratings group was in fact using blended constants to calculate DSCRs.

S&P voluntarily withdrew the preliminary ratings described in the Presales for the two July 2011 transactions.

EXHIBIT II

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9704 / January 21, 2015

SECURITIES EXCHANGE ACT OF 1934
Release No. 74102 / January 21, 2015

ADMINISTRATIVE PROCEEDING
File No. 3-16346

In the Matter of STANDARD & POOR'S RATINGS SERVICES, Respondent.	ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, PURSUANT TO SECTION 8A OF THE SECURITIES ACT OF 1933 AND SECTIONS 15E(d) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 8A of the Securities Act of 1933 ("Securities Act") and Sections 15E(d) and 21C of the Securities Exchange Act of 1934 ("Exchange Act") against Standard & Poor's Ratings Services ("S&P" or "Respondent").

II.

In anticipation of the institution of these proceedings, S&P has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, S&P consents to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act and Sections 15E(d) and 21C of the Securities Exchange Act of 1934,

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Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order ("Order"), as set forth below.

III.

On the basis of this Order and S&P's Offer, the Commission finds[1] that:

Summary

1.   These proceedings involve misconduct by S&P in 2012 concerning its criteria for rating conduit/fusion Commercial Mortgage Backed Securities ("CF CMBS") and related research. After being frozen out of the market for rating CF CMBS in late 2011, S&P sought to re-enter the market in 2012 by publishing new ratings criteria (the "2012 CMBS Criteria").

2.   In connection with its release of the 2012 CMBS Criteria, S&P published an article describing an internal study purportedly showing average commercial mortgage loan pool losses of about 20% under Great Depression levels of economic stress. The article was flawed, in part because it relied on significant assumptions that were not adequately disclosed in the article and thereby contained false and misleading statements. The article was nonetheless published in June 2012 as additional support for the target credit enhancement (CE) level of 20% in the 2012 CMBS Criteria.

3.   Separately, S&P also did not accurately describe certain aspects of its 2012 CMBS Criteria in the publication setting forth their operation.

4.   S&P used the 2012 CMBS Criteria to determine credit ratings on approximately 25 CF CMBS between October 2012 and June 2014.

Respondent

5.   S&P is a Nationally Recognized Statistical Rating Organization ("NRSRO") headquartered in New York City, New York. Standard & Poor's Ratings Services is comprised of a separately identifiable business unit within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by the McGraw Hill Financial ("MHFI"), and the credit ratings business housed within certain other wholly-owned subsidiaries of, or businesses continuing to operate as divisions of, MHFI.

---

[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

EXHIBIT II

Facts

A.   Background

6.   Rating agencies' transparency is crucial to investors, including in the CF CMBS market. Without transparency, investors can neither assess the methodology employed by the rating agency nor the application of that methodology. S&P's policies reflected these priorities by requiring S&P employees to publish sufficient information about S&P's procedures and assumptions so that users of credit ratings could understand how S&P arrived at its ratings.

7.   A CF CMBS is a type of mortgage-backed security backed by a pool of commercial real estate loans. Commercial properties that secure loans in CF CMBS pools are broadly divided into five categories: retail, office, multifamily, lodging, and industrial. CF CMBS are typically structured as multiple "tranches," or bonds, which have differing risk/return profiles. The bonds at the top of the capital structure generally receive priority in payment of principal and interest, while the bonds at the bottom experience losses first after the underlying loans incur losses. Because of these differences, the bonds at the bottom of the capital structure generally receive the highest rate of return, while the bonds at the top receive the lowest rate of return. The bonds at the bottom of the structure thus provide a cushion against loss to the bonds at the top of the structure. This cushion is a key element of the CE applicable to each bond in a CF CMBS transaction.

8.   On June 26, 2009, S&P published an article entitled "U.S. CMBS Rating Methodology And Assumptions For Conduit/Fusion Pools." That criteria article established a 19% CE level for the AAA-rated tranche of a CF CMBS backed by an "archetypical pool" of commercial real estate loans. In July 2011 S&P published preliminary ratings for two CF CMBS transactions. On one of the deals, S&P gave a preliminary AAA rating to bonds with only 14.5% CE. After potential investors questioned the low level of CE for the AAA bonds in this transaction, S&P withdrew its preliminary ratings for the two transactions.

9.   Following withdrawal of the preliminary ratings on the July 2011 transactions, S&P lost significant market share for rating new issuance CF CMBS. S&P sought to re-enter the market in 2012 by publishing new ratings criteria. The prior criteria had been described as being calibrated to produce a AAA credit enhancement level ("AAA CE") of 19% for an "Archetypical Pool" described in that criteria. The 2012 CMBS Criteria were described as having a "target" AAA CE of approximately 20% for a "typical well-diversified conduit-fusion CMBS transaction."

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B. S&P's Great Depression Article

10. On June 4, 2012, as part of the development of new CF CMBS Criteria, S&P published an article entitled "Request For Comment: Rating Methodology And Assumptions for U.S. And Canadian CMBS." That publication outlined the parameters of S&P's proposed new CMBS ratings criteria and invited feedback and questions from market participants.

11. With respect to the CE to be provided to CF CMBS under the new Criteria, the article stated in relevant part: "For a typical conduit/fusion transaction, the application of the proposed criteria supports 'AAA' CE level around 20% . . . . This level was supported by multiple factors, including [S&P's] analysis of commercial real estate bond defaults and losses during the Great Depression . . . ."

12. The reference to analysis of Great Depression data corresponded, in part, to an internal study undertaken by a senior S&P employee, which S&P thereafter decided to summarize in an article to provide additional information supporting the 2012 CMBS Criteria. On June 28, 2012, S&P published an article entitled "Estimating U.S. Commercial Mortgage Loan Losses Using Data From The Great Depression" (the "Great Depression Article"). The Great Depression Article relied on data gathered by the staff of the Federal Reserve Bank of New York in preparing a February 2012 report analyzing commercial bond performance during the Great Depression era (the "Fed Data"). Among other things, the Great Depression Article stated that S&P's analysis of Great Depression loss and default information "suggest[s] an average loss of about 20% in periods of extreme economic conditions," thereby supporting the 20% target AAA CE in the proposed new criteria.

13. S&P's focus on the Great Depression, which is commonly understood to have begun in 1929 and to have continued for years thereafter, was consistent with existing S&P ratings practices and methodology. In 2009, S&P published "Understanding Standard & Poor's Ratings Definitions," in which it stated that AAA-rated bonds "should be able to withstand an extreme level of stress and still meet [their] financial obligations." A historical example of such a scenario is the Great Depression in the U.S. The Great Depression Article reinforced the selection of the Great Depression as the "benchmark" for testing the sufficiency of the proposed 20% CE level: "We [S&P] often use the U.S. Great Depression as a benchmark period for determining the appropriate CE level for 'AAA' ratings."

14. The Great Depression Article was flawed, in part because it suggested "about 20%" losses in periods of "extreme economic conditions" without adequately disclosing certain significant assumptions, including the following:

a) S&P's analysis of purported Great Depression losses and defaults included analysis of performance of commercial mortgages originated between 1900 and 1935, many of which were not affected by the extreme economic stress of the Great Depression;

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b)   The Fed Data analyzed by S&P incorporated discounting assumptions. Discounting loss estimates is contrary to industry standards. The application of a discounting factor lowered the Fed Data losses compared to industry standards; and

c)   S&P excluded defaulted commercial mortgages that took longer than three years to resolve, thereby removing from its analysis many of the loans with the most severe losses. The exclusion of these loans also affected the results discussed in the Great Depression Article concerning estimated losses.

15.   The impact of the assumptions and methodology incorporated in the Great Depression Article was inadequately disclosed when it was published on June 28, 2012. As a result, S&P knew, or was reckless in not knowing, that the Article was false and misleading.

16.   Contemporaneous written evidence prepared by the senior criteria officer ("SCO") who conducted the analysis underlying the Great Depression Article reflects his concerns over his ability to furnish robust and unbiased research to support S&P's proposed CE level of 20%. The SCO's initial determination was that the CE calibration of the 2012 Criteria "may be understating the potential losses in a 'AAA' scenario."

17.   For example, on April 16, 2012, after computing loss estimates that ranged above 50%, the SCO wrote in his handwritten notes "Criteria Committee has considered an anchor of 20% for 'AAA'—not sure of justification." After completing his independent analytical work, the SCO estimated losses of approximately 29.5%. He also concluded that the 20% AAA CE benchmark "may be understating the potential losses in a 'AAA scenario.'" His handwritten notes, written contemporaneously with the completion of his independent analytical work, asked "How do we reconcile the [underlying] data and my analysis with the 20% Benchmark?"

18.   After discussions with the S&P CMBS ratings group responsible for rating new issuance transactions under the new Criteria, and its Criteria Officer, the SCO modified his analysis to incorporate one of the significant and inadequately described assumptions referenced above relating to time to resolution, and reached results that supported the 20% AAA CE anchor point.

19.   In June 2012, when the SCO's study was being prepared for publication, the SCO repeatedly complained about the CMBS group's removal of information from the study.

20.   In an unguarded contemporaneous discussion with a confidant, the SCO expressed his reservations generally that the Great Depression Article had become a "sales pitch" for the new criteria, and specifically concerning the removal of certain disclosures concerning the comparable transactions analyzed in connection with the Article.

21.   The SCO also expressed concerns about the fact that the removal of those disclosures was reflected in "electronic document[s]" and "discoverable" and he could one day be "sit[ting] in front of Department of Justice, or the SEC . . . ."

EXHIBIT II

22.   Despite those concerns, in a self-evaluation written after the Great Depression Article was publicly released in support of the 2012 CMBS Criteria, the SCO lauded his role in the publication and stated that "In my role, I recognize the need to balance between the best theoretical solution and the best business solution."

23.   As a result of the conduct described above, S&P willfully violated Section 17(a)(l) of the Securities Act, which prohibits fraudulent conduct in the offer and sale of securities. The Great Depression Article was expressly referenced in the final 2012 CMBS Criteria, which were considered by investors in the offer and sale of securities.

C.   S&P's 2012 CMBS Criteria

24.   On September 5, 2012, S&P published its new CMBS Criteria in a publication titled "Rating Methodology And Assumptions For U.S. And Canadian CMBS" (the "Criteria Publication").

25.   With respect to CE under the new 2012 CMBS Criteria, the Criteria Publication provided at Paragraph 51: "For a typical well-diversified conduit/fusion transaction, the application of the criteria support a 'AAA' CE level of approximately 20%. This would generally be reflective of a transaction with an S&P LTV range between 70% and 75%, S&P DSC between 1.40x and 1.70x and an effective loan count of around 30." Debt service coverage (DSC) and loan-to-value (LTV) ratios are the two key quantitative metrics used to rate CMBS.

26.   Impact testing on a sample of transactions during the development of the criteria did not support the range of S&P DSC and S&P LTV referenced in Paragraph 51. Eight U.S. Non-agency transactions from that sample had metrics within the range cited in Paragraph 51. The impact testing showed that the AAA CE level for those eight transactions would range between 14.8% and 21.3% (with an average AAA CE of 18.8%) under the 2012 Criteria. In addition, six of the eight transactions had an effective loan count of less than 30 and thus were not "well diversified" within the meaning of the criteria. These transactions would have resulted in lower AAA CE if they had been well diversified. Paragraph 51 of the Criteria Publication thus was inaccurate.

27.   Following publication and adoption of the 2012 CMBS Criteria, between October 2012 and June 2014, CMBS issuers engaged S&P to rate approximately 25 new issuance CMBS transactions using the new criteria.

28.   As a result of the conduct described above, S&P violated Exchange Act Rule 17g-2(a)(6), which requires that NRSROs make and retain books and records which must be complete and current documenting the established procedures and methodologies used to determine credit ratings.

Undertakings

Respondent has undertaken to, within thirty (30) days of the date of the entry of this Order, retract all publicly available versions of the June 28, 2012 Great Depression Article, and remove references to the Article in the Criteria Publication.

EXHIBIT II

Respondent has further undertaken to, within thirty (30) days of the entry of this Order, revise Paragraph 51 of the Criteria Publication to accurately describe the anchor point used to develop the DF Matrix that results in the credit enhancement level as described in that paragraph and to publicly disclose a corrected version of the Criteria Publication.

IV.

In view of the foregoing, the Commission deems it appropriate to impose the sanctions agreed to in S&P's Offer.

Accordingly, pursuant to Section 8A of the Securities Act and Sections 15E(d) and 21C of the Exchange Act, it is hereby ORDERED that:

A.   S&P cease and desist from committing or causing any violations and any future violations of Section 17(a)(l) of the Securities Act and Exchange Act Rule 17g-2(a)(6).

B.   S&P is censured.

C.   S&P shall, within thirty (30) days of the entry of this Order, pay a civil money penalty of $15 million to the Securities and Exchange Commission. If timely payment is not made, additional interest shall accrue pursuant to 31 U.S.C. § 3717. Payment must be made in one of the following ways:

(1)   S&P may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request;

(2)   S&P may make direct payment from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm; or

(3)   S&P may pay by certified check, bank cashier's check, or United States postal money order, made payable to the Securities and Exchange Commission and hand-delivered or mailed to:

Enterprise Services Center
Accounts Receivable Branch
HQ Bldg., Room 181, AMZ-341
6500 South MacArthur Boulevard
Oklahoma City, OK 73169

EXHIBIT II

Payments by check or money order must be accompanied by a cover letter identifying S&P as a Respondent in these proceedings, and the file number of these proceedings; a copy of the cover letter and check or money order must be sent to Michael J. Osnato, Division of Enforcement, Securities and Exchange Commission, 200 Vesey Street, Suite 4000, New York, New York 10281.

By the Commission.

Brent J. Fields
Secretary

EXHIBIT III

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 74103 / January 21, 2015

ADMINISTRATIVE PROCEEDING
File No. 3-16347

In the Matter of **STANDARD & POOR'S RATINGS SERVICES,** **Respondent.**	**ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, PURSUANT TO SECTIONS 15E(d) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER**

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934 ("Exchange Act") against Standard & Poor's Ratings Services ("S&P" or "Respondent").

II.

In anticipation of the institution of these proceedings, S&P has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, S&P consents to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order ("Order"), as set forth below.

EXHIBIT III

III.

On the basis of this Order and S&P's Offer, the Commission finds[1] that:

SUMMARY

1.   These proceedings involve S&P's failure to maintain and enforce internal controls regarding changes made to an assumption used in surveilling certain Residential Mortgage Backed Securities ("RMBS") supported primarily by seasoned (*i.e.,* pre-2005) collateral with amortization periods of less than 30 years (*i.e.,* short-amortizing collateral or loans).

2.   In August 2012, S&P published updated criteria for surveillance of ratings of RMBS backed by pre-2009 originations (the "Criteria"). The Criteria sets forth S&P's established methodology for determining the appropriate loss severity ("LS") assumptions to be used in surveilling these ratings. S&P's LS assumptions represent the estimated losses that would be incurred if a mortgage defaults and are a significant part of S&P's ratings analyses.

3.   However, from approximately October 2012 through January 2014, S&P did not apply the LS assumptions set forth in the Criteria to its surveillance reviews in connection with bonds supported by seasoned, short-amortizing loans with low loan-to-value ("LTV") ratios. Instead, S&P conducted surveillance reviews of approximately 150 transactions containing short-amortizing loans using LS assumptions that were lower than those set forth in the Criteria.

4.   When changing its LS assumptions for this type of loan pool, S&P did not follow its internal control policies and procedures for making changes to criteria. Throughout the relevant time period, the group that performed RMBS surveillance (the "RMBS Group") communicated with various persons within S&P's internal control structure about the proper approach to surveilling ratings of bonds backed by these pools and possible changes to the Criteria, but none of these persons assured that S&P timely updated the Criteria or disclosed and documented the LS assumptions actually used in its surveillance reviews.

5.   While S&P did disclose the use of lower LS assumptions in a few press releases, S&P did not fully explain its methodology to determine the specific LS assumptions used to surveil ratings of bonds supported by pools with seasoned, short-amortizing loans until September 2014, when it published notices about its different methodology. Throughout the relevant period, S&P produced inconsistent and incomplete external disclosures and internal records concerning the LS assumptions it used in its surveillance of bonds supported by seasoned, short-amortizing collateral. S&P's internal controls failed to timely detect and prevent these documentation errors.

6.   S&P self-reported this issue to the Commission and took voluntarily steps to remediate and address the issues that are described herein, including clarifying its approach to the surveillance of transactions supported by short-amortizing collateral in a published Criteria

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[1]   The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

2

EXHIBIT III

FAQ entitled "Criteria FAQ: Loss Severity Assumptions For Securitizations Backed By Highly Seasoned Prime Jumbo And Larger-Balance Alt-A Loans" which explained S&P's past and future use of LS assumptions. S&P has also voluntarily undertaken significant remedial measures and, in response to the Commission's investigation in this matter, has provided substantial cooperation to Commission staff.


RESPONDENT


7.   S&P is a Nationally Recognized Statistical Rating Organization ("NRSRO") headquartered in New York City, New York. Standard & Poor's Ratings Services is comprised of a separately identifiable business unit within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by McGraw Hill Financial, Inc. ("MHFI"), and the credit ratings business housed within certain other wholly-owned subsidiaries of, or businesses continuing to operate as divisions of, MHFI.


FACTS

The Criteria and Pools with Short-Amortizing Loans


8.   On August 9, 2012, S&P published the Criteria in an update called "Methodology And Assumptions: U.S. RMBS Surveillance Credit And Cash Flow Analysis For Pre-2009 Originations[.]" Among other things, the Criteria described the methodology that S&P would follow to determine the LS assumptions to be used to conduct surveillance on ratings of RMBS bonds containing pre-2009 collateral.   First, the Criteria provides that if sufficient data were available S&P would calculate the LS assumptions based on the actual performance of the pool, or of closely related pools, over a finite time period. Second, if the data were not sufficient for such a calculation, S&P would assume LS based on the loan type and the year that the RMBS pool was created. Loan types were designated as prime, Alt-A, negative amortization, or subprime. The assumptions were published in the Criteria in a matrix called Table 3. For example, pursuant to Table 3, the LS assumption for prime pools formed before 2005 would be 40%, while the LS for Alt-A pools formed before 2005 would be 50%.   Finally, Paragraph 14 of the Criteria stated as follows:

> We have derived the credit and cash flow assumptions in these criteria at the loan, pool, or cohort level and will apply them to all in-scope transactions. We may apply additional quantitative and/or or [sic] qualitative analysis in certain limited circumstances. We expect to conduct additional analysis for less than 10% of the cases. For instance, in situations where we apply cohortwide rating assumptions to a specific transaction whose performance or portfolio characteristics vary significantly from other transactions within its cohort, we may consider the specific differentiating factors when determining the appropriate assumptions to apply.

9.   Once the applicable LS assumptions were determined, S&P would then multiply the LS percentage by the anticipated frequency of loan defaults to estimate total potential losses for the loan pool. Based on these calculations, which included assumptions designed to estimate how


3


EXHIBIT III

the loans would perform in stressed economic conditions, S&P would determine whether to take a rating action (*i.e.,* upgrade, downgrade or affirm) on its ratings of the bonds.

10.   While S&P was considering publication of the Criteria, persons within the RMBS Group raised the concern that the LS assumptions in Table 3 might be too high for pools with seasoned, short-amortizing loans. It is generally expected that LS for seasoned, short-amortizing loans could be lower than for 30-year loans. The final Criteria, however, made no distinction between pools with short-amortizing loans and pools containing loans with 30-year amortization schedules.

11.   Throughout the relevant period, S&P had a specific methodology for changing criteria, called the Criteria Process Guidelines. These Guidelines set forth procedures for researching and approving proposed criteria changes and publishing those changes when made. Before September 2014, S&P did not publish any Criteria article specifying different LS assumptions used to surveil RMBS pools with short-amortizing loans.

Application of Lower LS Assumptions to Pools of Loans With Less than 30-Year Amortization Schedules

12.   Following publication of the Criteria in August 2012, S&P policy required that the firm review all outstanding ratings within the scope of the Criteria within six months. This meant that the RMBS Group needed to review ratings for approximately 5,000 RMBS transactions. Because RMBS transactions typically include many different bonds, each of which carries its own rating, this required review of approximately 60,000 ratings within a six-month period. This represented a large volume of surveillance reviews for S&P's RMBS Group to conduct within this time period.

13.   Shortly after beginning its surveillance, the RMBS Group concluded that the Table 3 LS assumptions were not appropriate for pools with predominately seasoned, short-amortizing loans. However, rather than proposing a revision to the Criteria, the RMBS Group determined that it could apply lower LS assumptions under Paragraph 14 of the Criteria and developed an approach to consistently apply lower LS assumptions in surveillance reviews of such pools.

14.   The RMBS Group discussed the application of lower LS assumptions with certain persons from two separate groups within S&P's internal control structure: the Quality Group and the Criteria Group.[2]

15.   In an October 15, 2012 email, the RMBS Criteria Officer told the RMBS Group that she agreed with the use of a 20% LS assumption, rather than the 40% provided for by Table 3, for the surveillance of ratings on pools with prime jumbo collateral, originated prior to 2005, with at least 85% of the pool composed of 15-year fixed rate loans. Neither the Quality Group nor the

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[2]   The Quality Group was responsible for reviewing ratings to determine whether the ratings procedure was appropriately documented and complied with published criteria. The Criteria Group was responsible for providing guidance to the analytical group on application of criteria and for enforcing the internal procedures for changes to criteria.

4

EXHIBIT III

Criteria Group required that the change in LS assumptions for these short-amortizing loans follow the process outlined in S&P's Criteria Process Guidelines because they believed the use of a lower LS assumption for this limited subset of collateral was permissible under Paragraph 14 of the Criteria.

16.　　In October and December 2012, the RMBS Group submitted two instructions to the production staff, which maintained the model that S&P used for RMBS surveillance, to override the default 40% LS assumption and to apply a lower LS assumption for a number of RMBS structures with short-amortizing collateral. These modifications to the LS assumptions resulted in material differences in the output of S&P's surveillance model.

17.　　From October 2012 through January 2014, S&P published rating actions in connection with its surveillance of multiple batches of RMBS, which included approximately 150 transactions that S&P surveilled using LS assumptions (usually 20%) that were lower than the values in Table 3 of the Criteria. The RMBS Group believed these lower assumptions were analytically appropriate.

18.　　For each bulk surveillance review conducted, S&P prepared an internal document called a Rating Analysis and Methodology Profile ("RAMP"). RAMPs are a critical part of S&P's internal control procedures. According to S&P's RAMP Guidelines, "The RAMP's objective is to explain the rating recommendation to voting committee members [who approved the proposed rating] through application of criteria. The RAMP captures the key drivers of the issue being rated, the relevant facets of analysis, the pertinent information being considered, and the underlying criteria and applicable assumptions . . . ." Each of the RAMPs included a copy of the Criteria Table 3, along with adjacent text that indicated that the LS assumptions in Table 3 were used to surveil at least some of the bonds in the batch. However, none of the RAMPs included any discussions about deviations from Table 3 for pools with short-amortizing loans as part of the text adjacent to Table 3, although some of the RAMPs did include some information about the use of different LS assumptions for pools with short-amortizing loans elsewhere in the RAMP document.

19.　　In addition, in connection with each bulk surveillance review conducted, S&P published a press release describing its ratings actions and its methodology for such actions. Only three of the press releases contained meaningful discussions of the deviations from Table 3.

20.　　The RMBS Group recognized the importance of internal and external disclosure and record-keeping whenever they departed from the Table 3 LS assumptions. In an email dated December 14, 2012, the Lead Analytical Manager of the RMBS Group asked for the following when analysts used the different LS assumptions:

1. Consistent ramp disclosure – consider press release disclosure also
2. Maintaining a database of deals where this is applied
3. Documentation of process – how often will these be updated
4. External article in Jan or Feb (when all deals have been resolved) about this type of collateral (less than 30 mainly 15 year).

5

EXHIBIT III

21.   Still, the RMBS group did not consistently include information about S&P's different approach to pools with seasoned, short-amortizing loans in the RAMPs and press releases. The omission of information from the RAMPs and press releases about the actual LS assumptions used for the relevant pools rendered these documents incomplete for their intended purposes. The Quality Group, which was responsible for assuring adequate documentation of S&P's ratings, knew about the RMBS Group's different approach to these pools but did not identify or correct this omission.

First Proposal to Amend Criteria for Short-Amortizing Loans

22.   In December 2012 and January 2013, members of the RMBS Group developed, but then later withdrew, a written proposal to change the Criteria's LS assumptions for pools with short-amortizing loans, including proposed modifications to Table 3. The proposal did not disclose that the RMBS Group had already changed its approach to pools with seasoned, short-amortizing loans, and it went beyond the changes the Criteria Officer previously considered in October 2012. The Criteria Officer concluded that the new proposal constituted a criteria change, rather than an interpretation.

23.   After the RMBS Group withdrew the proposal, senior personnel in the Criteria Group stated in emails to certain members of the RMBS Group that the application of Paragraph 14 of the Criteria should be limited to unique situations, and not applied on a systematic basis. Despite these statements, the RMBS Group continued to believe that the Table 3 assumptions were not analytically appropriate for seasoned, short-amortizing loans.   The RMBS Group continued to apply lower LS assumptions in surveilling pools with seasoned, short-amortizing loans and thereby did not surveil ratings in compliance with the Criteria.

Compliance Review of LS Assumptions as Part of a Broad Inquiry into Employee Complaint

24.   In February 2013, an employee in the RMBS Group brought numerous concerns to the attention of S&P's Compliance Department. The Compliance Department was responsible for conducting an internal investigation of the concerns raised to evaluate whether there was evidence of possible violations of internal S&P policies and procedures and to recommend appropriate action.

25.   One of the concerns raised by the RMBS employee was that the Table 3 assumptions in the Criteria were too high for pools with short-amortizing loans. The Compliance Department conducted an inquiry and found that the employee's analytical disagreement with the Table 3 assumptions was not a policy violation.

26.   The Compliance Department inquiry regarding the employee's complaints ended May 1, 2013. Later in May, the Compliance Department learned that the RMBS Group was not consistently applying the Table 3 assumptions to pools with short-amortizing loans, but had conducted surveillance reviews of over 100 ratings using LS assumptions that were lower than the values provided for in Table 3. The Compliance Department opened a second inquiry into whether the use of the lower LS assumptions was consistent with the Criteria.

6

EXHIBIT III

Second Proposal to Amend Criteria and Continuing Uncertainty Concerning Methodology

27.   At various points in the spring and summer of 2013, members of the Criteria and Quality Groups learned that the RMBS Group was conducting surveillance reviews of RMBS using non-Table 3 LS assumptions. In July 2013 the RMBS Group approached the Structured Finance Criteria Committee ("SFCC") with a written proposal to amend the Criteria to clarify the LS assumptions that were being applied during the surveillance process for short-amortizing collateral.

28.   The SFCC considered the proposal at a meeting on July 24, 2013, and requested additional research into the impact of the change. S&P then formed a "working group" to continue to research and develop the criteria proposal about LS assumptions for short-amortizing loans. Although there was widespread agreement within S&P that the application of lower LS assumptions for short-amortizing collateral was analytically appropriate and should be formally incorporated into the Criteria, S&P did not reach a consensus on specific changes until more than a year later.

29.   Both in the written proposal and at the SFCC meeting, the RMBS Group clearly informed the SFCC that the purpose of the proposal was to ratify the existing practice of the RMBS Group, rather than to propose new action for the future. However, no one associated with the SFCC deliberations took any steps to ensure that the Criteria was updated before the RMBS Group continued to apply the lower LS assumptions to seasoned, short-amortizing loans. They also did not confirm whether the RMBS Group was adequately documenting and disclosing the LS assumptions being used for short-amortizing collateral.

30.   As noted above, in August 2013, the Compliance Department opened a second inquiry to consider the RMBS Group's use of non-Table 3 LS assumptions. During the Compliance Department's review, it became apparent that there was a lack of clarity among relevant S&P personnel as to the specific LS assumptions that were being used and should be used. There were also inconsistent views as to whether the use of lower LS assumptions was permissible under Paragraph 14 of the Criteria or was a change to the Criteria. The Compliance Officer who conducted the inquiry determined in a preliminary draft report that non-Table 3 LS assumptions should not have been applied without additional levels of review and approval within S&P.

31.   In January 2014, the RMBS Group decided to stop using non-Table 3 LS assumptions for the surveillance of ratings of bonds supported by pools with short-amortizing loans, pending the resolution of the pending criteria proposal. This decision was made with the expectation that the SFCC would soon consider and approve LS assumptions for pools with short-amortizing loans. However, the SFCC continued to consider different methodologies for several months.

32.   S&P still used non-Table 3 LS assumptions to surveil a small number of bonds supported by pools with seasoned, short-amortizing loans in 2014, but surveillance reviews on other bonds supported by such pools were delayed pending the resolution of the criteria proposal. As a result of the delay in amending the Criteria, the RMBS Group experienced a backlog of

7

EXHIBIT III

delayed surveillance. These delays conflicted with S&P policies and procedures that required timely surveillance of ratings.

S&P's Notices to the Public

33. In addition to the press releases referenced above, on May 3, 2013, the RMBS Group published an article entitled "Examining The Components Of Loan-Level Loss Severity in U.S. RMBS." The article stated, *inter alia*, that "[t]he 15-year fixed-rate structure is an example of when we might adjust our loss-severity assumption based on differentiating factors such as product type and group-level HPI-adjusted LTV."

34. On August 28, 2014, S&P's highest criteria board, the Analytics Policy Board ("APB"), reviewed the LS assumptions for seasoned, short-amortizing collateral and concluded that, in the vast majority of instances, the application of lower LS assumptions was analytically appropriate and that the Criteria should be updated. Nevertheless, S&P determined that it needed to review LS assumptions for short-amortizing loans originated between 2005 and 2008, and on September 9, 2014, S&P published an Advance Notice of Criteria Change reflecting that decision.

35. Also on September 9, 2014, S&P published an article entitled "Criteria FAQ: Loss Severity Assumptions For Securitizations Backed By Highly Seasoned Prime Jumbo And Larger-Balance Alt-A Loans" that clarified the LS assumptions S&P had used and intends to use to surveil securitization backed by seasoned, short-amortizing loans consistent with the APB's conclusion. S&P resolved the backlog of its surveillance reviews in connection with bonds supported by short-amortizing collateral. S&P also disclosed error corrections in connection with certain prior rating actions for which a surveillance review had been conducted using a lower LS assumption in circumstances that did not fall within the September 9, 2014 Criteria FAQ.

VIOLATIONS

36. As a result of the conduct described above, S&P violated Section 15E(c)(3)(A) of the Exchange Act, which requires NRSROs to establish, maintain, enforce, and document an effective internal control structure governing the implementation of and adherence to policies, procedures, and methodologies for determining credit ratings.

37. As a result of the conduct described above, S&P willfully violated Rules 17g-2(a)(2)(iii) and 17g-2(a)(6) under the Exchange Act, which require NRSROs to make and retain complete and current records of the rationale for any material difference between the credit rating implied by a model and the final credit rating issued for asset-backed or mortgage-backed securities transactions and of the established procedures and methodologies used by the NRSRO to determine credit ratings.[3]

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[3] A willful violation of the securities laws means merely "'that the person charged with the duty knows what he is doing.'" *Wonsover v. SEC*, 205 F.3d 408, 414 (D.C. Cir. 2000) (quoting *Hughes v. SEC*, 174 F.2d 969, 977 (D.C. Cir. 1949)). There is no requirement that the actor "'also be aware that he is violating one of the Rules or Acts.'" *Id.* (quoting *Gearhart & Otis, Inc. v. SEC*, 348 F.2d 798, 803 (D.C. Cir. 1965)).

8

EXHIBIT III

COOPERATION AND REMEDIATION

38.   In determining to accept the Offer, the Commission considered S&P's self-reporting of this issue to the Commission staff, the remedial acts promptly undertaken by S&P and the substantial cooperation S&P afforded the Commission staff in this matter.

UNDERTAKINGS

S&P has undertaken the following:

S&P will determine the analytically appropriate LS assumptions for pools with short-amortizing loans and will publish, within thirty (30) days of the date of this Order, updated criteria disclosing these LS assumptions.

S&P, within ninety (90) days of the date of this Order, will develop measures to enhance its written policies and procedures and internal control structure relating to the process for changes to and approval of criteria which will be implemented on a timeframe set in consultation with the Office of Credit Ratings.

S&P, within sixty (60) days of the date of this Order, will address any future deviations from criteria in two ways: (1) development of standard and conspicuous language to be used at the start of press releases and presales where ratings resulted from deviations from published criteria; and (2) tracking of all deviations from published criteria, including records of the corresponding approval for such deviations, with the appointment of an overseer for purposes of collection and on-going review of such data.

S&P shall certify, in writing, compliance with the undertakings set forth above. The certification shall identify the undertakings, provide written evidence of compliance in the form of a narrative, and be supported by exhibits sufficient to demonstrate compliance. The Commission staff may make reasonable requests for further evidence of compliance, and Respondent agrees to provide such evidence. The certification and supporting material shall be submitted to, Thomas Butler, Director, Office of Credit Ratings, Securities and Exchange Commission New York Regional Office, 3 World Financial Center, Suite 400, New York, NY 10281-1022, and Michael J. Osnato, Jr., Chief, Complex Financial Instruments Unit, Securities and Exchange Commission, 3 World Financial Center, Suite 400, New York, NY 10281-1022, with a copy to the Office of Chief Counsel of the Enforcement Division, no later than sixty (60) days from the date of the completion of the undertakings.

IV.

In view of the foregoing, the Commission deems it appropriate to impose the sanctions agreed to in S&P's Offer.

9

EXHIBIT III

Accordingly, pursuant to Sections 15E(d) and 21C of the Exchange Act, it is hereby ORDERED that:

A.   S&P cease and desist from committing or causing any violations and any future violations of Section 15E(c)(3)(a) of the Exchange Act and Exchange Act Rules 17g-2(a)(2)(iii) and 17g-2(a)(6).

B.   S&P is censured.

C.   S&P shall, within thirty (30) days of the entry of this Order, pay a civil money penalty of $1 million to the Securities and Exchange Commission. If timely payment is not made, additional interest shall accrue pursuant to 31 U.S.C. § 3717. Payment must be made in one of the following ways:

(1)   S&P may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request;

(2)   S&P may make direct payment from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm; or

(3)   S&P may pay by certified check, bank cashier's check, or United States postal money order, made payable to the Securities and Exchange Commission and hand-delivered or mailed to:

Enterprise Services Center
Accounts Receivable Branch
HQ Bldg., Room 181, AMZ-341
6500 South MacArthur Boulevard
Oklahoma City, OK 73169

Payments by check or money order must be accompanied by a cover letter identifying S&P as a Respondent in these proceedings, and the file number of these proceedings; a copy of the cover letter and check or money order must be sent to Michael J. Osnato, Division of Enforcement, Securities and Exchange Commission, 200 Vesey Street, Suite 4000, New York, New York 10281.

By the Commission.

Brent J. Fields
Secretary

10

EXHIBIT IV

ATTORNEY GENERAL OF THE STATE OF NEW YORK
INVESTOR PROTECTION BUREAU

In the Matter of

STANDARD & POOR'S FINANCIAL
SERVICES LLC
Ratings of Certain CMBS in 2011

Assurance No. [15]-

ASSURANCE OF DISCONTINUANCE

The Office of the Attorney General of the State of New York, Eric T. Schneiderman ("NYAG") commenced an investigation pursuant to Section 352 *et seq.* of the General Business Law (the "Martin Act") and Executive Law § 63(12), into false and misleading statements by Standard and Poor's Financial Services LLC ("S&P") regarding S&P's rating of certain conduit/fusion commercial mortgage backed securities ("CF CMBS") during 2011. Concurrent investigations have been conducted by the United States Securities and Exchange Commission (the "SEC") and the Massachusetts Office of the Attorney General.

This Assurance of Discontinuance ("Assurance") contains the findings of the NYAG's investigation and the relief agreed to by the NYAG and S&P (collectively "the parties").

I. OVERVIEW

In the aftermath of the 2008 financial crisis, S&P represented to investors that it had tightened the standards it used to provide credit ratings, and had adopted strict analytical independence that was free from commercial considerations. Between February and July 2011, in connection with its ratings for eight CF CMBS, S&P publicly disclosed in "presale reports" conservative calculations of debt service coverage ratios ("DSCRs"), an important factor in arriving at credit ratings of CF CMBS that relates to the protection afforded to investors. S&P was paid approximately $7 million to rate and conduct surveillance on six of those transactions.

S&P's ratings of those transactions, however, were arrived at using less conservative DSCRs than what was disclosed in the presale reports, resulting in lower credit enhancement, and making its ratings more attractive to fee-paying issuers. S&P misled market participants into thinking that the ratings for their investments were based on more conservative assumptions than was actually the case.

After a full investigation, and in consultation with legal counsel, S&P has admitted the specific facts set forth in Section B below.

EXHIBIT IV

In view of the NYAG's findings and conclusions set forth below, the NYAG deems it appropriate to enter into this agreement with S&P, which imposes obligations on S&P including an agreement to cease and desist from engaging in any actions in violation of the Martin Act and Executive Law § 63(12), and payment to the State of New York of a penalty of $12 million.

Additionally, S&P has consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceeding in Administrative Proceeding File No. ___ (the "SEC Order") which contains relief including, but not limited to, an undertaking to refrain from making preliminary or final ratings for any new issue U.S. CF CMBS transaction for a period of twelve months from the date of entry of the SEC Order, disgorgement and prejudgment interest to the SEC in the amount of approximately $7 million, and payment to the SEC of a civil money penalty in the amount of $35 million.

II. FINDINGS OF FACT

A. Background

1.   S&P is a Delaware limited liability company wholly-owned by McGraw Hill Financial, Inc. ("MHFI"). S&P assigns credit ratings to, *inter alia,* various debt instruments, including to mortgage backed securities. Its Standard and Poor's Ratings Services business unit is registered with the SEC as a nationally recognized statistical rating organization ("NRSRO").

2.   Commercial mortgage backed securities ("CMBS") are structured debt securities secured by commercial real estate mortgage loan pools deposited into trusts. CMBS certificates were sold as securities to investors, who were to receive a stream of income from the mortgages packaged in the CMBS.

3.   S&P traditionally rates different types of CMBS transactions. CF CMBS are transactions that are comprised of geographically diversified pools of at least 20 mortgage loans.

4.   S&P charges significant fees for providing credit ratings.

5.   S&P assigns letter grades to the investments it rates, such as CF CMBS, ranging from AAA to D. S&P purports to rate each CF CMBS deal in accordance with its rating criteria and states that a given credit rating signifies an investment's comparative credit quality. Debt securities with higher credit ratings are deemed by S&P to be more creditworthy than those with lower credit ratings. In determining creditworthiness, S&P considers factors such as likelihood of default, payment priority, loss assumptions, and credit stability. S&P's AAA rating is its highest rating and represents an extremely strong capacity to meet financial commitments. Each credit rating symbol below AAA (*i.e.*, AA, A, BBB, BBB-, BB+, BB, B, CCC, CC, C, and D) designates a lower creditworthiness and higher risk of default than the rating it follows.

6.   S&P considers investments it rates BBB- and higher as "investment grade," or having high levels of creditworthiness and credit quality. On the other hand, S&P defines investments with ratings below BBB- as "non-investment grade," or "speculative grade," meaning that the issuer currently has the ability to repay but faces significant business or financial uncertainties.

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EXHIBIT IV

7. For each rating grade, S&P typically provides a corresponding credit enhancement level. Credit enhancement refers to an improvement of the credit profile of a structured finance transaction to provide support and limit credit risks. It can be achieved through a feature internal to the transaction (*e.g.*, credit subordination, excess spread, over-collateralization) or external to the transaction (*e.g.*, insurance mechanisms, such as surety bonds or wrapped securities). The characteristics of the underlying loans in a transaction are a significant factor in S&P's estimation of a rated security's corresponding credit enhancement level. One significant factor S&P used to assess credit enhancement levels for CF CMBS is the DSCR.

8. CF CMBS are promoted and sold predominantly to financial institutions (including federally insured financial institutions) and other qualified institutional investors.

9. Federal statutes and regulations require certain financial institutions to possess only "investment grade" securities. Thus, financial institutions depend on the credit ratings issued by NRSROs, including those issued by S&P, in making investment decisions relating to buying and holding CF CMBS.

10. If S&P had used the assumption for DSCR that it disclosed to investors, it would generally have assigned equivalent ratings to securities with higher credit enhancement, affording additional protection to investors in the CF CMBS.

11. S&P's statements to investors concerning the DSCRs it used were false, and misled investors concerning the assumptions underlying its CF CMBS ratings.

12. The NYAG has found, and S&P has admitted certain facts as set forth in Section B below. These facts are also included as Annex A to the SEC Order.

B. Admitted Facts

1. S&P admits the facts set forth in this Section B.

2. Beginning in 2009, S&P developed new CMBS ratings criteria that generally increased the required credit enhancement levels for CF CMBS.

3. On June 26, 2009, S&P published *U.S. CMBS Ratings Methodology and Assumptions for Conduit/Fusion Pools* setting forth its methodology for rating CF CMBS. That article described how S&P used the DSCR to estimate whether the loans comprising the conduit/fusion pool would default during their term. This term default estimate was an important variable in S&P's calculation of the amount of credit enhancement S&P would require for each rating level (AAA, AA, A, *etc.*).

4. The Criteria article defined the DSCR as "the ratio of a real property's [Net Cash Flow] to the scheduled debt service expressed as a multiple (*e.g.* 1.2x)." Debt service on a loan can be calculated by multiplying the outstanding principal balance by a loan constant, which reflects both an interest rate and an amortization schedule. The Criteria article also included a table,

3

EXHIBIT IV

called Table 1, which defined an "archetypical" CF CMBS pool. Table 1 included loan constants for five property types as follows (the "Table 1 constants"):

Retail: 8.25%
Office: 8.25%
Multifamily: 7.75%
Lodging: 10.00%
Industrial: 8.50%

5.   In July 2009, S&P decided to use the Table 1 constants to calculate DSCRs when analyzing loans as part of the rating of CF CMBS. Subsequently, in March 2010, the CMBS Criteria Committee approved the use of the actual loan constant to calculate a loan's DSCR when the actual loan constant was higher than the Table 1 constant. These decisions were incorporated in the mathematical model that S&P used to calculate credit enhancement requirements for various rating levels.

6.   In December 2010, S&P's CMBS Ratings Group began analyzing loans in new issue CF CMBS using the higher of the actual loan constant or the *average* of the actual loan constant and the Table 1 constant to calculate debt service. Members of the CMBS ratings group sometimes described this average as a "blended constant." The usage of blended constants rather than the higher of the actual loan constant or the Table 1 loan constant had the effect of lowering the debt service for loans that had actual loan constants that were lower than the Table 1 loan constants, which in turn could have the effect of lowering the credit enhancement applicable to each rating level.

7.   Between February 2011 and May 2011, S&P published Presale reports for six CF CMBS transactions S&P ultimately rated. The reports reflected S&P's preliminary ratings of the offerings and its methodology for arriving at the ratings. In these reports, S&P published pool level data, data on stratifications of the pool, and data concerning the top 10 loans.

8.   The DSCRs in the Presale reports generally were calculated using the higher of the actual loan constants or the Table 1 loan constants. In three of the six Presale reports, S&P also presented DSCRs based on actual loan constants. The Presale reports, in a section called "Conduit/fusion methodology[,]" stated: "In determining a loan's DSCR, Standard & Poor's will consider both the loan's actual debt constant and a stressed constant based on property type as further detailed in our conduit/fusion criteria."

9.   S&P did not, however, determine its ratings based on the Table 1 loan constants or the actual debt service data in the manner it disclosed in the Presale reports. Rather, the CMBS ratings group used blended constants to arrive at ratings for these CF CMBS.

10.   In connection with each preliminary and final set of ratings on the six transactions described above, S&P analysts prepared a Rating Analysis and Methodology Profile ("RAMP") as required by S&P's policies and procedures. According to S&P's RAMP guidelines, the purpose of a RAMP "is to explain the rating recommendation" to S&P personnel who would vote on the rating. The RAMP guidelines further stated that, "[t]he RAMP captures the key

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EXHIBIT IV

drivers of the issue being rated, the relevant facets of the analysis, the pertinent information considered, and the underlying criteria and applicable assumptions . . . ."

11.   The RAMPs for the six transactions described above included DSCR data derived from the Table 1 constants but did not include the data derived using blended constants that were actually used to rate the transactions, other than by reference to the model results that were considered in arriving at the ratings.

12.   The issuers of the six rated transactions paid S&P approximately $7 million to rate and conduct surveillance on those transactions.

13.   In July 2011, S&P published Presale reports for two additional CF CMBS transactions. As with the earlier transactions rated in 2011, S&P used the higher of the actual loan constants or the blended constants to calculate DSCRs for these transactions, while its publicly-disclosed Presale reports included data using the Table 1 constants and, in both cases, the actual constants. After investors questioned the credit enhancement levels on one of those transactions, S&P's senior management conducted a review which concluded that the CMBS ratings group was in fact using blended constants to calculate DSCRs.

14.   S&P voluntarily withdrew the preliminary ratings described in the Presales for the two July 2011 transactions.

III. CONCLUSIONS OF LAW

1.   The NYAG has jurisdiction over this matter pursuant to the Martin Act and Executive Law § 63(12).

2.   The foregoing S&P conduct was deceptive, and S&P made material misrepresentations and omissions to investors in CMBS. S&P published DSCRs using assumptions based on certain "loan constants," but S&P in fact calculated the DSCR using assumptions that provided less investor protection and made its ratings more attractive to fee-paying issuers. Accordingly, S&P's conduct violated provisions of the Martin Act and Executive Law § 63(12).

IV. AGREEMENT

WHEREAS, S&P admits the facts set forth in Section II.B, above, and otherwise neither admits nor denies the findings set forth herein;

WHEREAS, the NYAG is willing to accept the terms of this Assurance pursuant to the Martin Act and Executive Law § 63(12) and to discontinue its current investigation of S&P's CF CMBS ratings.

WHEREAS, S&P has agreed with the SEC, pursuant to undertakings enumerated in the SEC Order, to refrain from making preliminary or final ratings for any new issue U.S. CMBS conduit/fusion transaction for a period of twelve months from the date of the SEC Order, including engaging in any marketing activity related thereto;

5

EXHIBIT IV

WHEREAS, S&P has agreed with the SEC to pay disgorgement in the amount of $6.2 million and prejudgment interest in the amount of $800,000 as set forth in the SEC Order; and

WHEREAS, the parties each believe that the obligations imposed by this Assurance are prudent and appropriate;

IT IS HEREBY UNDERSTOOD AND AGREED, by and between the parties that:

1.   S&P and its subsidiaries, representatives, employees, agents, assigns, and successors-in-interest will comply with, and cease and desist from engaging in any actions in violation of the Martin Act and Executive Law § 63(12).

2.   In consideration of this Assurance, and within 10 business days thereafter, S&P will pay by wire transfer payable to the State of New York a monetary penalty in the amount of $12 million.

3.   The foregoing payment and all correspondence related to this Assurance must reference Assurance # 15-_____.

4.   The Attorney General retains the right under Executive Law § 63(15) to compel compliance with this Assurance, and may make such application as appropriate to enforce or interpret the provisions of this Assurance, or in the alternative, maintain any action, either civil or criminal, for such other and further relief as the Attorney General may determine is proper and necessary for the enforcement of this Assurance.

5.   No representation, inducement, promise, understanding, condition, or warranty not set forth in this Assurance has been made to or relied upon by S&P in agreeing to this Assurance.

6.   S&P represents and warrants, through the signatures below, that the terms and conditions of this Assurance are duly approved, and execution of this Assurance is duly authorized. S&P shall not take any action or make any statement denying, directly or indirectly, the propriety of this Assurance or expressing the view that this Assurance is without factual basis. Nothing in this paragraph affects S&P's (i) testimonial obligations or (ii) right to take legal or factual positions in defense of litigation or other legal proceedings to which the NYAG is not a party. This Assurance is not intended for use by any third party in any other proceeding and is not intended, and should not be construed, as an admission of liability by S&P.

7.   This Assurance may not be amended except by an instrument in writing signed on behalf of all the parties to this Assurance.

8.   This Assurance shall be binding on and inure to the benefit of the parties to this Assurance and their respective successors and assigns, provided that no party, other than the NYAG, may assign, delegate, or otherwise transfer any of its rights or obligations under this Assurance without the prior written consent of the NYAG.

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EXHIBIT IV

9.   In the event that any one or more of the provisions contained in this Assurance shall for any reason be held to be invalid, illegal, or unenforceable in any respect, in the sole discretion of the NYAG such invalidity, illegality, or unenforceability shall not affect any other provision of this Assurance.

10.   To the extent not already provided under this Assurance, S&P shall, upon request by the NYAG, provide all documentation and information necessary for the NYAG to verify compliance with this Assurance.

11.   All notices, reports, requests, and other communications to any party pursuant to this Assurance shall be in writing and shall be directed as follows:

> If to the NYAG to:
>
> Steven Glassman, Esq.
> Senior Enforcement Counsel
> Economic Justice Division
>   and
> Melissa Gable, Esq.
> Assistant Attorney General
> Investor Protection Bureau
>
> Office of the New York State Attorney General
> 120 Broadway, 23rd Floor
> New York, NY 10271
> (212) 416-8222
>
> If to S&P, to:
>
> Adam H. Schuman
> Executive Managing Director and Chief Legal Officer
> Standard & Poor's Ratings Services
> 55 Water Street
> New York, NY 10041

12.   Acceptance of this Assurance by the NYAG shall not be deemed approval by the NYAG of any of the practices or procedures referenced herein, and S&P shall make no representation to the contrary.

13.   If a court of competent jurisdiction determines that S&P has breached this Assurance, S&P shall pay to the NYAG the cost, if any, of such determination and of enforcing this Assurance, including without limitation legal fees, expenses, and court costs.

14.   The NYAG finds the relief and agreements contained in this Assurance appropriate and in the public interest. This Assurance shall be governed by the laws of the State of New York without regard to any conflict of laws principles.

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EXHIBIT IV

15.   Nothing contained herein shall be construed as to deprive any person of any private right under the law, nor to deprive S&P of any defense, claim or counterclaim in any action involving the assertion of any private right by any person, where NYAG is not a party to such action.

16.   This Assurance may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

Dated: January 20, 2015   ERIC T. SCHNEIDERMAN
       New York, New York   Attorney General of the State of New York
                                 120 Broadway
                                 New York, NY 10271

                        By:
                             _____
                             Chad Johnson
                             Chief of the Investor Protection Bureau

Dated: January 20, 2015   Standard and Poor's Financial Services LLC
       New York, New York   By:
                             _____
                             Neeraj Sahai
                             President

This Assurance has been reviewed by Counsel, who also certifies that the foregoing Standard and Poor's Financial Services LLC signatory, Neeraj Sahai, is duly authorized by Standard and Poor's Financial Services LLC to execute the same, and that the foregoing signature is true and authentic:

Dated: January 20, 2015

                        _____
                        Angela T. Burgess
                        Davis Polk & Wardwell LLP

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EXHIBIT V

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss

SUPERIOR COURT
CIVIL ACTION NO.____

In the Matter of:	)
	)
STANDARD & POOR'S FINANCIAL	)
SERVICES LLC	)
	)
	)

ASSURANCE OF DISCONTINUANCE, PURSUANT TO G.L. c. 93A § 5

I.   INTRODUCTION

The Commonwealth of Massachusetts, by and through its Attorney General Martha Coakley ("the Commonwealth"), and Standard & Poor's Financial Services LLC ("S&P") have entered into this Assurance of Discontinuance ("Assurance"), pursuant to G. L. c. 93A § 5 to resolve allegations that S&P violated the Massachusetts Consumer Protection Act, G.L. c. 93A, § 2, by making false and misleading statements in eight publicly disseminated presale reports issued between February and July 2011[1] ("Presale Reports") concerning its methodology for rating certain conduit/fusion Commercial Mortgage Backed Securities[2] ("CF CMBS"). S&P ultimately issued ratings for six of the eight CF CMBS transactions, collecting approximately $7 million in ratings fees, and withdrew preliminary ratings of the remaining two transactions (the eight CF CMBS transactions are collectively, the "CF CMBS Transactions").

---

[1]   Morgan Stanley Capital I Trust 2011-C1, issued on 3/2/2011; FREMF 2011-K701 Mortgage Trust, issued on March 9, 2011; J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-C3, issued on March 18, 2011; FREMF 2011-K11 Mortgage Trust, issued on March 31, 2011; FREMF 2011-K13 Mortgage Trust, issued on May 26, 2011; J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-C4, issued on June 23, 2011; GSMS 2011-GC4, issued on July 12, 2011 (preliminary ratings withdrawn July 28, 2011); and FREMF 2011-K14 Mortgage Trust, issued on July 18, 2011 (preliminary ratings withdrawn July 28, 2011).

[2]   CMBS are structured debt securities secured by commercial real estate mortgage loan pools deposited into trusts. CMBS certificates are sold as securities to investors, who were to receive a stream of income from the mortgages packaged in the CMBS.

EXHIBIT V

The Commonwealth conducted its investigation of the CF CMBS Transactions concurrently with the United States Securities and Exchange Commission ("SEC") and the Office of the Attorney General of the State of New York (collectively the "Investigations"). Contemporaneously with the filing of this Assurance, S&P is resolving investigations conducted by the SEC and the Office of the Attorney General of the State of New York concerning the CF CMBS Transactions.

II.   COMMONWEALTH'S INVESTIGATION

Based upon its investigation, the Commonwealth alleges:

1.   In the aftermath of the 2008 financial crisis, S&P represented to investors it had tightened the standards it used to provide credit ratings, and had adopted strict analytical independence that was free from commercial considerations;

2.   On or about June 26, 2009, S&P published "U.S. CMBS Rating Methodology And Assumptions For Conduit/Fusion Pools" ("the Criteria Article"). The Criteria Article was intended to inform market participants, including investors, how S&P calculated, among other things, net cash flow and Debt Service Coverage Ratio ("DSCR"), a key qualitative metric used to predict defaults and estimate losses on loans in CF CMBS pools. S&P used DSCRs to calculate recommended credit enhancement for the various rating levels in CF CMBS. Credit enhancement is a significant factor in deriving a credit rating; in general terms, securities with higher levels of credit enhancement relative to the same collateral are more conservative and provide greater protection against default and loss to investors;

3.   A CF CMBS is a structured debt security, payment of which is backed by a pool of loans secured by commercial real estate. Commercial properties that secure loans in CF CMBS pools are broadly divided into five categories: retail, office, multifamily, lodging, and industrial. The bonds issued in CF CMBS transactions have differing risk/return profiles. The

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EXHIBIT V

bonds at the top of the capital structure receive priority in payment of principal and interest, while the bonds at the bottom experience losses first when obligors default on the underlying loans. Because of these differences, the bonds at the bottom of the capital structure receive the highest rate of return, while the bonds at the top receive the lowest rate of return. The bonds at the bottom of the structure thus provide a cushion against loss to the bonds at the top of the structure. This cushion is a key function of the credit enhancement applicable to each bond in a CF CMBS transaction;

4.   S&P's market position for rating CF CMBS transactions declined in the years following the financial crisis, which essentially halted the new issuance CMBS market. When issuers started marketing CF CMBS transactions again in 2010, S&P's market share did not rebound to its pre-crisis level. Instead, S&P was losing market share to other nationally recognized statistical rating organizations ("NRSROs"), a fact that members of S&P's CMBS Group believed was caused, in part, by the conservatism of the firm's criteria;

5.   In late 2010, S&P changed its methodology for calculating DSCRs;

6.   In early-mid 2011, S&P rated six transactions and produced preliminary ratings for two more transactions using its changed DSCR methodology;

7.   For each of the CF CMBS Transactions, S&P published a Presale Report. Each Presale Report contained over 40 representations of DSCRs, but none of the Reports included the DSCRs S&P actually used to rate the CF CMBS Transactions;

8.   These omissions were misleading concerning the amount of stress S&P applied to rate the CF CMBS Transactions; and

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EXHIBIT V

9.   Had S&P rated the CF CMBS Transactions using the stressed DSCRs published in the Presale Reports, it would have required materially higher amounts of credit enhancement in the six rated CF CMBS Transactions, affording additional protection against default and loss to investors in the CMBS Transactions;

10.   S&P's changed methodology for calculating DSCRs resulted in credit enhancement requirements that were lower than they would have been if S&P calculated DSCRs using the stressed DSCRs published in the Presale Reports, rendering its ratings more attractive as a commercial matter because issuers seek lower credit enhancement levels;

11.   In 2010 and 2011, S&P purported to maintain a system of internal controls designed to ensure, among other things, that ratings were assigned using S&P's approved criteria. S&P's internal controls failed to identify and respond adequately to red flags that the CMBS Group had changed its methodology for rating CF CMBS transactions without appropriate processes or disclosures; and

12.   As a result of the false and misleading conduct described above, S&P violated G.L. c. 93A, § 2 and the regulations promulgated thereunder.

III.   RECITALS

WHEREAS, contemporaneously with the filing of this Assurance, the SEC is issuing an Order Instituting Administrative and Cease-And-Desist Proceedings, Pursuant to Section 8A of the Securities Act of 1933 and Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order ("SEC Order"), In the Matter of Standard & Poor's Ratings Services, Release Nos. 33-9705; 34-74104; Administrative Proceeding 3-16348 (Securities and Exchange Commission);

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EXHIBIT V

WHEREAS, S&P has agreed to comply with undertakings enumerated in the SEC Order, including an agreement to refrain from making preliminary or final ratings for any new issue CF U.S. CMBS transaction for a period of twelve months from the date of the SEC Order, including engaging in any marketing activity related thereto;

WHEREAS, the Commonwealth is willing to accept the terms of this Assurance pursuant to G.L. c. 93A, § 5 and to discontinue its current investigation of S&P's ratings of the CF CMBS Transactions. The Commonwealth agrees that no further production of documents is required pursuant to Civil Investigative Demand ("CID") No. 2013-CPD-13 dated January 28, 2013 and CID No. 2013-CPD-13-1 (Supplemental) dated April 12, 2013 to Standard & Poor's Financial Services LLC, and CID No. 2013-CPD-17 dated March 5, 2013 to the McGraw-Hill Companies, Inc. The Commonwealth and S&P further agree to execute and file a Joint Stipulation of Dismissal With Prejudice and Without Costs in the case of *The McGraw-Hill companies, Inc. and Standard & Poor's Financial Services LLC v. Martha Coakley, in her Official Capacity as Attorney General of the Commonwealth of Massachusetts and the Attorney General's Office,* Suffolk Superior Court, Civil Action No. SUCV2013-01557, in the form annexed hereto as Exhibit A;

WHEREAS, Standard & Poor's Financial Services LLC is a Delaware limited liability company wholly-owned by McGraw Hill Financial, Inc. ("MHFI") with its principal place of business in New York, New York; and

WHEREAS, the Commonwealth and S&P wish to resolve this matter;

NOW, THEREFORE, upon the consent of the Commonwealth and S&P (hereinafter, collectively referred to as the "Parties"), it is hereby STIPULATED and AGREED:

EXHIBIT V

IV.   JURISDICTION AND APPLICABLE LAW

1.   S&P consents to this Court's continuing subject matter jurisdiction and personal jurisdiction solely for purposes of entry, enforcement and modification of this Assurance and without waiving its right to contest this Court's jurisdiction in other matters.

2.   The provisions of this Assurance shall be construed in accordance with the laws of the Commonwealth of Massachusetts.

V.   S&P ADMISSIONS

1.   In connection with the resolution of the Investigations, S&P admits only the facts set forth immediately below:

a.   Beginning in 2009, S&P developed new commercial mortgage backed securities ("CMBS") ratings criteria that generally increased the required credit enhancement levels for conduit/fusion CMBS ("CF CMBS").

b.   On June 26, 2009, S&P published *U.S. CMBS Ratings Methodology and Assumptions for Conduit/Fusion Pools* setting forth its methodology for rating CF CMBS. That article described how S&P used the debt service coverage ratio ("DSCR") to estimate whether the loans comprising the conduit/fusion pool would default during their term. This term default estimate was an important variable in S&P's calculation of the amount of credit enhancement S&P would require for each rating level (AAA, AA, A, *etc.*).

c.   The Criteria article defined the DSCR as "the ratio of a real property's [Net Cash Flow] to the scheduled debt service expressed as a multiple (*e.g.* 1.2x)." Debt service on a loan can be calculated by multiplying the outstanding principal balance by a loan constant, which reflects both an interest rate and an amortization schedule. The Criteria article also included a table,

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EXHIBIT V

called Table 1, which defined an "archetypical" CF CMBS pool. Table 1 included loan constants

for five property types as follows (the "Table 1 constants"):

Retail: 8.25%
Office: 8.25%
Multifamily: 7.75%
Lodging: 10.00%
Industrial: 8.50%

d.   In July 2009, S&P decided to use the Table 1 constants to calculate DSCRs when

analyzing loans as part of the rating of CF CMBS. Subsequently, in March 2010, the CMBS Criteria Committee approved the use of the actual loan constant to calculate a loan's DSCR when the

actual loan constant was higher than the Table 1 constant. These decisions were incorporated in

the mathematical model that S&P used to calculate credit enhancement requirements for various

rating levels.

e.   In December 2010, S&P's CMBS Ratings Group began analyzing loans in new

issue CF CMBS using the higher of the actual loan constant or the *average* of the actual loan constant and the Table 1 constant to calculate debt service. Members of the CMBS ratings group

sometimes described this average as a "blended constant." The usage of blended constants rather

than the higher of the actual loan constant or the Table 1 loan constant had the effect of lowering

the debt service for loans that had actual loan constants that were lower than the Table 1 loan constants, which in turn could have the effect of lowering the credit enhancement applicable to each

rating level.

f.   Between February 2011 and May 2011, S&P published Presale Reports for six

CF CMBS transactions the company ultimately rated. The Reports reflected S&P's preliminary

ratings of the offerings and its methodology for arriving at the ratings. In these Presale Reports,

S&P published pool level data, data on stratifications of the pool, and data concerning the top 10

loans.

EXHIBIT V

g.   The DSCRs in the Presale Reports were generally calculated using the higher of the actual loan constants or the Table 1 loan constants. In three of the six Presale Reports, S&P also presented DSCRs based on actual loan constants. The Presale Reports, in a section called "Conduit/fusion methodology[,]" stated: "In determining a loan's DSCR, Standard & Poor's will consider both the loan's actual debt constant and a stressed constant based on property type as further detailed in our conduit/fusion criteria."

h.   S&P did not, however, determine its ratings based on the Table 1 loan constants or the actual debt service data in the manner it disclosed in the Presale Reports. Rather, the CMBS ratings group used blended constants to arrive at ratings for these CF CMBS.

i.   In connection with each preliminary and final set of ratings on the six transactions described above, S&P analysts prepared a Rating Analysis and Methodology Profile ("RAMP") as required by S&P's policies and procedures. According to S&P's RAMP guidelines, the purpose of a RAMP "is to explain the rating recommendation" to S&P personnel who would vote on the rating. The RAMP guidelines further stated that, "[t]he RAMP captures the key drivers of the issue being rated, the relevant facets of the analysis, the pertinent information considered, and the underlying criteria and applicable assumptions . . . ."

j.   The RAMPs for the six transactions described above included DSCR data derived from the Table 1 constants but did not include the data derived using blended constants that were actually used to rate the transactions, other than by reference to the model results that were considered in arriving at the ratings.

k.   The issuers of the six rated transactions paid S&P approximately $7 million to rate and conduct surveillance on those transactions.

EXHIBIT V

l.   In July 2011, S&P published Presale Reports for two additional CF CMBS transactions. As with the earlier transactions rated in 2011, S&P used the higher of the actual loan constants or the blended constants to calculate DSCRs for these transactions, while its publicly-disclosed Presale Reports included data using the Table 1 constants and, in both cases, the actual constants. After investors questioned the credit enhancement levels on one of those transactions, S&P's senior management conducted a review which concluded that the CMBS ratings group was in fact using blended constants to calculate DSCRs.

m.   S&P voluntarily withdrew the preliminary ratings described in the Presale Reports for the two July 2011 transactions.

VI.   MONETARY PAYMENT

1.   S&P shall pay to the Commonwealth the total sum of $7,000,000 upon execution of this Assurance to be allocated pursuant to G.L. c. 93A, § 4, G.L. c. 12, § 11G and/or G.L. c. 12, sec. 4A, at the Attorney General's sole discretion. The payment shall be made by wire transfer according to wiring instructions to be provided by the Commonwealth.

VII.   RELEASE

1.   In consideration of this Assurance, except for the obligations created herein, the Commonwealth forever discharges and releases S&P, together with its predecessors, current and former parent companies, direct and indirect affiliates, divisions and subsidiaries and their current and former employees, agents, representatives, officers, directors, successors and assigns, individually and collectively, from any civil claims arising from its ratings of the CF CMBS Transactions.

EXHIBIT V

VIII. COMPLIANCE

1.   Nothing in this Assurance shall be construed as relieving S&P of its duty to comply with applicable federal and state laws and regulations or the undertakings enumerated in the SEC Order.

IX.   NOTICES AND CHANGE OF ADDRESS

1.   Any notices or communications required to be transmitted between S&P and the Commonwealth pursuant to this Assurance shall be provided in writing by first class mail, unless otherwise agreed, to the Parties or their successors as follows:

Commonwealth of Massachusetts: S&P:

Jacqueline Rompre, AAG   S. Penny Windle
Office of the Attorney General   Cahill Gordon & Reindel LLP
Consumer Protection Division   80 Pine Street
One Ashburton Place   New York, NY 10005
Boston, MA 02108

X.   MISCELLANEOUS

1.   The Commonwealth agrees it will not reopen this matter, except to enforce S&P's compliance with its obligations under the Assurance.

2.   The provisions of this Assurance shall be severable and should any provisions be declared by a court of competent jurisdiction to be unenforceable, the other provisions of this Assurance shall remain in full force.

3.   Consent to this Assurance does not constitute an approval by the Commonwealth of any of S&P's business acts and practices, and S&P shall make no representations to the contrary.

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EXHIBIT V

4.   Consent by S&P to this Assurance does not constitute an admission of any wrongdoing with respect to S&P's business acts and practices.

5.   Nothing contained herein shall be construed as to deprive any person of any private right under the law, nor to deprive S&P of any defense, claim or counterclaim in any action involving the assertion of any private right by any person, where the Commonwealth is not a party to such action.

6.   This Assurance contains the complete agreement between the Parties. No promises, representations or warranties other than those set forth in this Assurance have been made by any of the Parties. This Assurance supersedes all prior communications, discussions, or undertakings, if any, of the Parties, whether orally or in writing.

7.   This Assurance may not be changed, altered, or modified, except by further order of the Court or by written agreement of the Parties.

8.   This Assurance may be executed in counterparts, each of which shall constitute an original and all of which shall constitute one and the same Assurance.

9.   The undersigned signatories acknowledge they have full authority to execute this Assurance on behalf of the Parties and that the Parties to this Assurance are proper for purposes of fulfilling the terms enumerated herein.

10.   This Assurance becomes effective upon its execution by all Parties.

EXHIBIT V

COMMONWEALTH OF MASSACHUSETTS

MARTHA COAKLEY
ATTORNEY GENERAL

_____

Jacqueline Rompre, BBO # 666941
Gillian Feiner, BBO # 664152
Assistant Attorneys General

Stephanie Kahn, BBO # 547477
Division Chief

Consumer Protection Division
Public Protection & Advocacy Bureau
Office of Attorney General Martha Coakley
One Ashburton Place
Boston, MA 02018
(617) 727-2200

STANDARD & POOR'S FINANCIAL
SERVICES LLC

_____

Neeraj Sahai
President

EXHIBIT V

EXHIBIT A

EXHIBIT V

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, SS.   SUPERIOR COURT DEPARTMENT
                                              OF THE TRIAL COURT

THE MCGRAW-HILL COMPANIES, INC. and STANDARD & POOR'S FINANCIAL SERVICES, LLC, Plaintiffs, v. MARTHA COAKLEY, in her official Capacity as the ATTORNEY GENERAL OF THE COMMONWEALTH OF MASSACHUSETTS and THE ATTORNEY GENERAL'S OFFICE, Defendants.	CIVIL ACTION NO. 13-1557

JOINT STIPULATION OF DISMISSAL WITH PREJUDICE

The undersigned parties to the above-entitled case hereby stipulate and agree that this case be dismissed, with prejudice, and without costs or fees to any party.

Respectfully submitted,

THE MCGRAW-HILL COMPANIES, INC. and STANDARD & POOR'S FINANCIAL SERVICES, LLC, By their attorneys,	MARTHA COAKLEY, in her Official Capacity as the Attorney General of the Commonwealth of Massachusetts and THE ATTORNEY GENERAL'S OFFICE, By their attorneys,
Jeffrey S. Robbins, Esq., BBO #421910 Henry A. Sullivan, Esq., BBO #544371 Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000 jsrobbins@mintz.com hasullivan@mintz.com	Gillian Feiner, Esq., BBO # Assistant Attorney General Consumer Protection Division Office of the Attorney General One Ashburton Place Boston, MA 02108 (617) 963-2571 gillian.feiner@state.ma.us

Ex. V-14

Dated: January __, 2015

DISCLOSURE REPORTING PAGE (NRSRO)

This Disclosure Reporting Page (DRP) is to be used to provide information concerning affirmative responses to **Item 8** of Form NRSRO.

Submit a separate DRP for each person that: (a) has committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, has been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or has been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934; (b) has been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or has been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction; or (c) is subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO.

Name of Applicant/NRSRO	Date
S&P Global Ratings	September 4, 2024

Check Item being responded to:

☑ Item 8A

☐ Item 8B

☐ Item 8C

Full name of the person for whom this DRP is being submitted:

S&P Global Ratings

If this DRP provides information relating to a "Yes" answer to Item 8A, describe the act(s) that was (were) committed or omitted; or the order(s) or finding(s); or the injunction(s) (provide the relevant statute(s) or regulation(s)) and provide jurisdiction(s) and date(s):

On November 14, 2022, the U.S. Securities and Exchange Commission ("SEC") issued an Order captioned "In the Matter of S&P Global Ratings," in which the SEC found that S&P Global Ratings had willfully violated Rules 17g-5(c)(8)(i) and 17g-5(c)(8)(ii) of the Exchange Act of 1934 and Section 15E(h)(1) of the Exchange Act of 1934. See Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, Securities Exchange Act of 1934 Rel. No. 96308, Administrative Proceeding File No. 3-21240 (attached as Exhibit VI).

If this DRP provides information relating to a "Yes" answer to Item 8B, describe the crime(s) and provide jurisdiction(s) and date(s):

Not applicable.

If this DRP provides information relating to a "Yes" answer to Item 8C, attach the relevant Commission order(s) and provide the date(s):

Not applicable.

EXHIBIT VI

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 96308 / November 14, 2022

ADMINISTRATIVE PROCEEDING
File No. 3-21240

In the Matter of **S&P Global Ratings,** **Respondent.**	**ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS PURSUANT TO SECTIONS 15E(d) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER**

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934 ("Exchange Act") against S&P Global Ratings ("S&P" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order ("Order"), as set forth below.

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III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

Summary

1.   This matter arises from the rating of a residential mortgage backed security ("RMBS") transaction by S&P Global Ratings in 2017. At that time, S&P had not rated a prime "jumbo" RMBS transaction in over two years and had not rated any transaction for this issuer since early 2015. S&P commercial employees viewed the engagement as a very positive development for S&P and its RMBS rating business.

2.   In late July 2017, S&P provided preliminary feedback to the issuer, indicating that certain super senior tranches issued as part of the RMBS transaction met the minimum credit enhancement floor required by S&P's written RMBS criteria to assign "AAA" ratings to those tranches. In August 2017, the S&P employees responsible for evaluating and assigning the rating (the "S&P analytical employees" or the "S&P analytical team"), informed the issuer that they had miscalculated the minimum credit enhancement floor required by S&P's criteria, and that those tranches were actually ten basis points below the minimum credit enhancement floor needed for "AAA" ratings. A few days later, after further analysis and discussion, the S&P analytical employees drew a different conclusion and told the issuer that the transaction actually did meet S&P's minimum credit enhancement floor requirements, only to withdraw that assurance, again, shortly afterward. As a result of these events, the issuer repeatedly expressed its disappointment and frustration to certain S&P employees responsible for managing the relationship with the issuer (the "S&P commercial employees") and, on a call with the S&P analytical employees, threatened to sue S&P because it had revised its ratings feedback during a key marketing period for the offering. The issuer communicated to the S&P commercial employees that if S&P could not rate the super senior and senior support classes "AAA" and "AA," respectively, the issuer would drop S&P from the transaction and would permanently end its relationship with S&P's RMBS team, which one S&P commercial employee believed would result in "a huge reputational hit for S&P."

3.   As the S&P analytical employees re-evaluated the transaction, over a five-day period from August 4 to 9, the S&P commercial employees engaged in multiple communications with the S&P analytical employees and compliance personnel, including numerous emails and meeting requests, as well as several telephone calls. Through these communications over a short period, the S&P commercial employees attempted to exert pressure on S&P analytical employees to find a way to rate the transaction consistent with the preliminary indications that S&P had provided to the issuer and consequently became "participa[nts]" in the ratings process for purposes of Rule 17g-5(c)(8). Although all communications between the S&P commercial and analytical employees were chaperoned by staff from S&P's Compliance department, certain of the emails sent by the S&P commercial employees to the S&P analytical team contained statements reflecting sales and marketing considerations, including that the issuer needed to decide quickly whether to

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[1]   The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

EXHIBIT VI

move forward without S&P and that the potential exclusion from rating the transaction could significantly impact S&P's ability to participate in the prime RMBS rating market and present general reputational risk.

4. Against that backdrop, the S&P analytical employees, working late on the night before the preliminary rating committee meeting, analyzed a unique structural feature of the transaction that the issuer had urged them to evaluate and concluded that it could provide the extra ten basis points needed to satisfy S&P's "AAA" minimum credit enhancement floor. Their analysis relied, in part, on an exercise of analytical judgment concerning an economic outlook that extended beyond the period covered by the economic forecast developed by S&P's economic forecasting team for rating purposes.

5. As a result of the content, urgent nature, high volume, and compressed timing of the communications between the S&P commercial employees and the S&P analytical team, the S&P commercial employees consequently became "participa[nts]" in the rating process for this RMBS transaction during a time when they were participating in, and being influenced by, sales and marketing considerations. Rule 17g-5(c)(8) is violated when a Nationally Recognized Statistical Rating Organization ("NRSRO") issues or maintains a credit rating where an individual who participates in sales and marketing activities seeks to influence the determination of a credit rating, or the rating procedures and methodologies used to determine a credit rating, even if the individual's conduct does not influence the credit rating or rating procedures or methodologies. S&P Global Ratings violated Rules 17g-5(c)(8)(i) and 17g- 5(c)(8)(ii) of the Exchange Act. In addition, S&P Global Ratings failed to establish, maintain, and enforce written policies and procedures reasonably designed to ensure compliance with Exchange Act Rules 17g-5(c)(8)(i) and 17g-5(c)(8)(ii) and thereby violated Section 15E(h)(1) of the Exchange Act.

Respondent

6. S&P Global Ratings is an NRSRO headquartered in New York, New York. S&P is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly owned by S&P Global Inc., and (ii) operated by various other subsidiaries that are predominantly wholly-owned, directly or indirectly, by S&P Global Inc.

Background

A. S&P's Conflicts of Interest Policy Required Certain Communications Between Commercial and Analytical Employees to be Chaperoned by Compliance

7. In 2017, S&P's conflicts of interest policies and procedures assigned employees to one of several roles based on the employee's responsibilities. The roles included, among others, analytical, commercial, and control (e.g., compliance).

8. S&P's policies and procedures at the time further required that certain communications between commercial and analytical employees regarding a ratings engagement or ratings analysis be "chaperoned" by compliance. To satisfy this requirement, email communications between commercial and analytical employees often would be sent first to compliance for review and possible redaction, before being distributed by compliance to the

EXHIBIT VI

intended recipient(s). Compliance personnel also were required to be present on and monitor certain calls between commercial and analytical personnel.

9.   Following an internal compliance review that was prompted by the unusual events surrounding the rating of this RMBS transaction, as described more fully below, S&P voluntarily enhanced its policies and procedures regarding communications between commercial and analytical employees.

B. S&P was Retained to Rate a Jumbo RMBS Transaction and Provided the Issuer with a Preliminary Rating Indication Which Contained a Calculation Error

10.   In early July 2017, an issuer engaged S&P, along with several other rating agencies, to rate a jumbo RMBS transaction.[2] It was the first jumbo transaction that S&P had been engaged to rate in more than two years and its first rating for this issuer since early 2015. An S&P commercial employee described the engagement to other commercial employees as a "bigwin."

11.   An S&P analytical employee who initially ran S&P's loss coverage model on the RMBS transaction made a mistake that impacted preliminary feedback provided by S&P to the issuer on July 18, 2017. The error implicated a particular aspect of S&P's RMBS criteria called the tail risk criteria.[3] The tail risk criteria required S&P to consider the structural protections provided by an RMBS to determine whether they are sufficient to mitigate the likelihood of back-end losses that may occur as certain loan tranches are paid down over time. The preliminary feedback provided by S&P indicated that S&P's written tail risk criteria required only a 60-basis-point minimum credit enhancement floor for a "AAA" rating, which would be satisfied by the 65-basis-point credit enhancement floor included in the proposed structure.

12.   Based on the preliminary rating indication provided by S&P, the issuer asked S&P to proceed with the rating process, a development that an S&P commercial employee described to other commercial employees as "a positive turning point for the business."

C. After the Error was Discovered, the S&P Commercial Employees Repeatedly Communicated with the S&P Analytical Employees Concerning the Rating Process

13.   The S&P analytical employees discovered the mistake on Friday, August 4, 2017. Upon correcting the error, S&P's analysis now indicated that the written criteria required protection equivalent to a 75-basis-point minimum credit enhancement floor for a AAA rating. A member of S&P's analytical team promptly alerted the issuer. Upon learning of the error, the issuer

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[2]   "Jumbo" is an industry term referring to mortgages whose value exceeds the conforming loan limit set on mortgages eligible for purchase by Fannie Mae and Freddie Mac.

[3]   "Tail risk" is the risk that as the outstanding loan count decreases during a transaction's life that a default in a limited number of loans – particularly those with higher balances – can significantly affect rating stability, depending on available credit support. S&P's RMBS criteria provides specific methodologies and assumptions for analyzing tail risk.

EXHIBIT VI

immediately contacted the S&P commercial employees to raise concerns about S&P's changed analysis.

14.   The S&P commercial employees stated to other commercial team members, at that time, that the issuer had threatened that, if S&P's "ratings were changing, [S&P was] off the deal" and that, "by removing [S&P] from the deal, [the issuer] was also ending the relationship in RMBS indefinitely and would also drop all [S&P] servicer and originator rankings." An S&P commercial employee concluded in communications to other commercial team members that such a result would be a "huge reputational hit" for S&P and "have major ramifications for [S&P's] reentry in to [sic] the prime RMBS sector of the market . . . ."

15.   The S&P commercial employees then contacted the S&P analytical team by a chaperoned email sent on August 4. The email stated that the head of the issuer's RMBS group had called concerning the error and had told the S&P commercial employees that the issuer was in the process of marketing the deal, that 92 percent of the offering had been sold, and that the issuer had to "make a call by [the following day] whether to move ahead with or without S&P."

16.   The email from the S&P commercial employees also contained the following sentence, which was redacted by the reviewing compliance official who forwarded the email to the S&P analytical team: "This of course has major ramifications for entry into the Prime RMBS sector and reputational risk." Subsequently, however, another S&P compliance official sent an unredacted version of the same email to the S&P analytical team, which included the statement quoted above. Later on August 4, at approximately 10:00 p.m., a chaperoned telephone call took place between the S&P commercial and analytical employees to discuss the rating process.

17.   On or about the same day, the issuer informed S&P that it no longer would engage S&P to rate the subordinate bonds in the RMBS offering, but would continue to engage S&P to rate the senior "AA" bonds – for which the indicative rating remained unchanged – and the super senior "AAA" bonds – for which there was only a 10-basis-point difference between the loss coverage requirements under S&P's tail risk criteria and the issuer's 65-basis-point credit enhancement floor.

18.   The issuer urged S&P's analytical team to consider whether a structural payment priority feature – or trigger – included in the deal could supply protection equivalent to the 10 basis points needed to bridge the gap between the 75-basis-points minimum credit enhancement protection required by S&P's written RMBS criteria for "AAA" ratings and the 65-basis-point credit enhancement floor included in the RMBS transaction.

19.   An S&P commercial employee noted to other S&P commercial employees that S&P's potential ability to rate the super senior and senior support bonds was "a determining factor in [S&P's] ability to salvage the relationship to a degree" and that there seemed to be "a clear delineation in [the issuer's] ability to manage the fallout between the senior and sub investors . . . ."

   D. The S&P Analytical Team Received, but Misunderstood, Advice Concerning Whether and How to Analyze the Trigger Feature

20.   Over the weekend of August 5 and 6, 2017, one of the S&P analytical employees

EXHIBIT VI

sought advice from an employee in S&P's criteria group regarding how to analyze the deal's trigger feature.[4] At about the same time, an S&P commercial employee reached out to the same criteria employee, via a chaperoned email, to impress upon him the importance of answering the issuer quickly.

21.   The criteria employee advised the analytical team that it could exercise analytical judgment in analyzing the trigger feature. Based on that guidance, members of the S&P analytical team used their analytical judgment to conclude that the trigger "sufficiently mitigate[d] tail risk for the 'AAA' super senior bond."

22.   As a result, on Monday, August 7, the S&P analytical employees informed the issuer that S&P could issue a "AAA" rating for the super senior bonds in the RMBS transaction and, at the issuer's request, confirmed its preliminary rating indications in writing. In light of S&P's assurances, the issuer revised its deal documents and continued marketing the deal, and S&P remained engaged to rate a portion of the offering. On the same day, the commercial and analytical employees held a chaperoned call to discuss the status of S&P's review of the transaction.

23.   In an internal email sent to other commercial employees on August 7, the S&P commercial employees indicated that the issuer had told them that the outcome, although not ideal, was "much better than having to drop S&P[,] which would have 'been disastrous.'" They also stated that the issuer had said that it would retain S&P to rate the super senior and senior support bonds, that the "analytical fireworks" would be "ring-fenced" on the issuer's end, and that the issuer likely would ask S&P to preliminarily assess the issuer's upcoming jumbo deals.

24.   On Tuesday, August 8, following discussions among compliance, criteria and analytical employees, it was determined that there may have been a misunderstanding between the criteria team and the S&P analytical employees as to the extent to which S&P's RMBS criteria allowed the analysts to exercise analytical judgment under the circumstances.

25.   As a result of those internal discussions, on August 8, notwithstanding that on the day before S&P had confirmed that 65 basis points plus the trigger would be sufficient for a "AAA" rating, one of the S&P analytical employees told the issuer that it was his understanding that the transaction needed to have at least a 75-basis-point minimum credit enhancement floor, after all, in order for S&P to issue a "AAA" rating.

26.   The issuer threatened to sue S&P and demanded that S&P reconsider its determination. Also on August 8, the head of the issuer's RMBS group emailed an S&P commercial employee to tell him that because S&P had confirmed its prior analysis in writing on August 7, the issuer had revised its deal documents and was "not in a position to make any updates

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[4]   Among other things, S&P's criteria group is responsible for providing guidance to analytical employees concerning the application of S&P's written criteria during the rating process. Criteria employees are categorized as analytical employees for purposes of S&P's conflict of interest policy.

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to the structure…," and that "[t]he ask [was] totally unacceptable."

E. The S&P Analytical Team Concluded that the Trigger Feature Provided the Extra Credit Support Needed to Satisfy S&P's RMBS Criteria

27.   After these events and communications, the analytical team met again with the senior criteria employee who had raised concerns about the manner in which the S&P analytical employees had exercised analytical judgment in determining the rating of the super senior bonds. During that meeting, the senior criteria employee clarified his prior comments and expressed the view that the S&P analytical team properly could apply analytical judgment in its choice of economic scenarios to test the trigger feature, but not in determining what the required level of protection ought to be. A preliminary rating committee meeting was scheduled for Wednesday, August 9.

28.   Between the evening of August 8 and the meeting on August 9, the S&P analytical employees ran multiple economic scenarios using various assumptions in an effort to determine how much credit to assign to the trigger feature and, in particular, whether the trigger could furnish at least 10 basis points of additional credit support.

29.   During the evening of August 8, via a chaperoned call, an analytical employee spoke to one of the S&P commercial employees concerning the status of the S&P analytical team's work on the rating analysis, and conveyed that there was "no resolution as of yet," but that the S&P analytical team would be "working through the night on various scenarios and cash flow runs," and that "an analytical committee [would] be held [the next day] to determine the final outcome, at which time a final decision [would] be provided to [the issuer]." The S&P commercial employees later reported the substance of the conversation to other commercial employees and to S&P's Head of Global Ratings. Also during the evening of August 8, S&P's Chief Credit Officer asked a criteria group employee "whether or not [the Analysts] ran a scenario *to find the 10 [basis points.]*" (Emphasis added.) The criteria employee responded that they had and that they would do "additional runs to see how sensitive the trigger is to different loss levels before making a final decision in terms of how much credit to give the trigger."

30.   On Wednesday, August 9, the S&P commercial employees became frustrated that the S&P analytical team was not keeping the issuer informed, after the issuer had told the S&P commercial employees that it was "progressing under the assumption that [S&P will] get there" and that the issuer expected to price the offering at 4:00 p.m. that day. An S&P commercial employee sent a chaperoned email to the S&P analytical team stating that the issuer was pressing them for answers and that the analytical team should update the issuer because of the "[s]ensitivity of [the] live transaction." A compliance official redacted the "[s]ensitivity of [the] live transaction" sentence from the email before forwarding it to the analytical team, but an unredacted copy of the email containing that statement subsequently was sent to the analysts by another compliance official.

31.   In total, between the time the error was discovered on August 4 and the preliminary rating committee on August 9, the S&P commercial and analytical employees exchanged numerous emails and meeting requests and engaged in several telephone calls chaperoned by compliance

EXHIBIT VI

personnel. S&P Global Ratings' policies and procedures that required certain communications between analytical and commercial staff to be chaperoned by compliance employees were not reasonably designed to address and manage the situation, such as happened here, given the volume, nature, and timing of even chaperoned communications for this rating. Moreover, as discussed above, chaperone-redacted content from S&P commercial employees ultimately was transmitted, unredacted, to the analytical staff.

32.   In advance of the preliminary rating committee on August 9, the S&P analytical team determined the trigger could supply the requisite 10 basis points if a "BB-" or worse economic stress scenario was projected to occur within 15 years.[5] S&P's written RMBS criteria provide that S&P's economic outlook is determined through an internal committee of senior analysts, economists, and senior credit officers. That economic outlook, however, does not provide any statement regarding expected macroeconomic conditions beyond a three-to-five-year time horizon. Therefore, the analytical team conducted its own economic research for purposes of the tail risk analysis to determine whether a "BB-" or worse economic scenario was likely to occur within 15 years. Based on historical analysis of prior economic cycles, the S&P analytical team concluded that a modest economic stress scenario would likely occur within 15 years, and that, therefore, the trigger feature provided adequate support in all reasonably likely economic scenarios during the projected life of the transaction. The S&P analytical team presented their trigger analysis to the preliminary rating committee meeting on August 9, and, shortly before the issuer priced the transaction, the committee voted unanimously to approve the proposed ratings, which provided for "AAA" and "AA" ratings for the super senior and senior support bonds, respectively.

33.   On August 14, during the period between the preliminary and final rating committee meetings, S&P published a presale report detailing S&P's preliminary ratings and analysis of the RMBS transaction. The presale report stated that "[t]he defined 0.65% credit enhancement floor specified in the transaction documents is below the 0.75% [S&P] calculated for 'AAA' rated super-senior certificates." The presale report also discussed S&P's analysis of the relevant structural feature, concluding that, "[g]iven past economic cycles," S&P "believe[d] that at least a modest economic stress scenario will likely occur within [15 years]" and thus concluded the structural feature would trip. This would provide at least a 0.75% credit enhancement floor to the super seniors."

34.   On August 17, the S&P commercial employees emailed the issuer expressing their "deepest apologies" for the "serious challenges" presented on the RMBS transaction. The issuer asked them to provide preliminary feedback on another RMBS transaction. In an internal email among commercial employees, they noted that "[f]ollowing some challenges with both analytical messaging and delivery," S&P had rated its first RMBS prime-jumbo transaction with the issuer in over two and a half years and it was a "significant breakthrough for [S&P's] brand" with the issuer

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[5]   Specifically, the analysis from the S&P analytical employees showed that the only scenario in which the trigger was not projected to trip before the credit enhancement dropped below the level required by the RMBS criteria was the scenario in which economic conditions remained at the "B" or "mild" economic stress scenarios, for over 15 years.

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that should "generate positive visibility" with other issuers.

F. S&P's Ratings Risk Review Group Disagreed with the Manner in which Analytical Judgment was Applied, but Concluded that There was No Misapplication of S&P's RMBS Rating Criteria

35.	Although the preliminary rating committee unanimously voted in favor of the proposed ratings, during the period between the preliminary and final rating committee meetings, renewed concern was raised within S&P regarding the trigger analysis. The issue was referred to S&P's Ratings Risk Review ("RRR") group, which conducted a review of the ratings analysis. RRR ultimately disagreed with the manner in which the S&P analytical employees had exercised their analytical judgment. Specifically, RRR disagreed with the S&P analytical team's conclusion as part of their exercise of analytical judgment that a "BB-" economic scenario was likely to occur within 15 years for purposes of tail risk, while also using the "B" economic scenario as the lifetime expected loss scenario for purposes of determining loss coverage requirements. However, RRR concluded that there was no misapplication of S&P's RMBS criteria.

36.	In light of RRR's findings, as well as the questions raised regarding the atypical analytical approach used for the tail risk analysis, S&P changed the composition of the final ratings committee to ensure that it included new members who had not been involved in the underlying analysis or preliminary ratings process. RRR was asked to present its findings to the final rating committee, and the S&P analytical employees were provided an opportunity to respond. After hearing from both RRR and the S&P analytical team regarding the analytical approach used to recommend AAA and AA ratings to the super-senior and senior notes, respectively, the final rating committee voted unanimously to approve the S&P analytical employees' recommendation on August 29 and the rating letter was issued on August 30.

37.	Following the events described above, S&P undertook an internal investigation regarding the circumstances surrounding the rating of the transaction. It self-reported the conduct at issue to Commission staff, shared facts developed in its internal investigation, and facilitated Commission staff interviews with witnesses. S&P also took certain remedial measures, including voluntarily remediating its conflicts of interest policies and procedures and instituting enhanced training regarding its conflicts of interest policies and procedures. In particular, S&P revised its conflicts of interest policies and procedures to prohibit all communications between commercial and analytical employees – excepting only chaperoned communications with certain senior analytical managers – regarding (a) any new credit rating, from the time that analytical work for the purpose of determining such credit rating has commenced until the credit rating has been released, or (b) any outstanding credit rating from the time a rating committee meeting to review the credit rating has been scheduled until the credit rating has been released.

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Violations

38.   As a result of the conduct described above, S&P Global Ratings willfully[6] violated Rules 17g-5(c)(8)(i) and 17g-5(c)(8)(ii) of the Exchange Act. Rule 17g-5(c)(8)(i) forbids NRSROs from issuing or maintaining a credit rating where a person within the NRSRO who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, also participates in sales or marketing of a product or service of the NRSRO or an affiliate of the NRSRO. Rule 17g-5(c)(8)(ii) forbids an NRSRO from issuing or maintaining a rating if a person who participates in the rating, or in developing or approving the procedures or methodology used in the rating, is influenced by sales or marketing considerations.

39.   S&P Global Ratings also willfully failed to establish, maintain, and enforce written policies and procedures reasonably designed to ensure compliance with Rules 17g-5(c)(8)(i) and 17g-5(c)(8)(ii), and therefore violated Section 15E(h)(1) of the Exchange Act.

S&P Global Ratings' Remedial Efforts and Cooperation

In determining to accept the Offer, the Commission considered the remedial acts undertaken by Respondent and cooperation afforded the Commission staff during the investigation, as described more fully above.

Undertakings

Respondent has undertaken to: (a) review and enhance S&P Global's policies and procedures relating to conflicts of interest, and (b) withdraw the ratings that are the subject of this Order, as required pursuant to Rules 17g-5(c)(8)(i) and 17g- 5(c)(8)(ii) in light of the findings set forth in this Order.

Certify, in writing, compliance with the undertaking(s) set forth above. The certification shall identify the undertaking(s), provide written evidence of compliance in the form of a narrative, and be supported by exhibits sufficient to demonstrate compliance. The Commission staff may make reasonable requests for further evidence of compliance, and Respondent agrees to provide such evidence. The certification and supporting material shall be submitted to Assistant Directors Jeffrey Weiss and Yuri B. Zelinsky, 100 F St., N.E., Washington, DC 20549, with a copy to the Office of Chief Counsel of the Enforcement Division, no later than sixty (60) days from the date of the completion of the undertakings.

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[6]   "Willfully," for purposes of imposing relief under Section 15E(d)(1) of the Exchange Act, "'means no more than that the person charged with the duty knows what he is doing.'" *Wonsover v. SEC*, 205 F.3d 408, 414 (D.C. Cir. 2000) (quoting *Hughes v. SEC*, 174 F.2d 969, 977 (D.C. Cir. 1949)). There is no requirement that the actor "also be aware that he is violating one of the Rules or Acts." *Tager v. SEC*, 344 F.2d 5, 8 (2d Cir. 1965).

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IV.

In view of the foregoing, the Commission deems it appropriate, in the public interest, and for the protection of investors to impose the sanctions agreed to in Respondent's Offer.

Accordingly, pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934, it is hereby ORDERED that:

A.   Respondent S&P Global Ratings cease and desist from committing or causing any violations and any future violations of Rules 17g-5(c)(8)(i) and 17g-5(c)(8)(ii) under the Exchange Act and Exchange Act Section 15E(h)(1);

B.   Respondent S&P Global Ratings is censured; and

C.   S&P Global Ratings shall, within 15 days of the entry of this Order, pay a civil money penalty in the amount of $2,500,000.00 to the Securities and Exchange Commission for transfer to the general fund of the United States Treasury, subject to Exchange Act Section 21F(g)(3). If timely payment is not made, additional interest shall accrue pursuant to 31 U.S.C. § 3717.

Payment must be made in one of the following ways:

(1) Respondent may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request;

(2) Respondent may make direct payment from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm; or

(3) Respondent may pay by certified check, bank cashier's check, or United States postal money order, made payable to the Securities and Exchange Commission and hand-delivered or mailed to:

Enterprise Services Center
Accounts Receivable Branch
HQ Bldg., Room 181, AMZ-341
6500 South MacArthur Boulevard
Oklahoma City, OK 73169

Payments by check or money order must be accompanied by a cover letter identifying S&P Global Ratings as a Respondent in these proceedings, and the file number of these proceedings; a copy of the cover letter and check or money order must be sent to Stacy Bogert, Associate Director, Division of Enforcement, Securities and Exchange Commission, Division of Enforcement, Securities and Exchange Commission, 100 F St., N.E., Washington, DC 20549 and to Osman Nawaz, CFI Unit Chief, Division of Enforcement, Securities and Exchange Commission, New York Regional Office, 100 Pearl St., Ste. 20-100, New York, NY 10004-2616.

D.   Amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, Respondent agrees that in any Related Investor Action, it shall not argue that it is entitled to, nor shall it benefit by, offset or reduction of any award of compensatory damages by the amount of any part of Respondent's payment of a civil penalty in this action ("Penalty Offset"). If the court in any Related Investor Action grants such a Penalty Offset, Respondent agrees that it shall, within 30 days after entry of a final order granting the Penalty Offset, notify the Commission's counsel in this action and pay the amount of the Penalty Offset to the Securities and Exchange Commission. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against Respondent by or on behalf of one or more investors based on substantially the same facts as alleged in the Order instituted by the Commission in this proceeding.

E.   Respondent shall comply with the undertakings enumerated in Section III, above.

By the Commission.

Vanessa A. Countryman
Secretary

DISCLOSURE REPORTING PAGE (NRSRO)

This Disclosure Reporting Page (DRP) is to be used to provide information concerning affirmative responses to **Item 8** of Form NRSRO.

Submit a separate DRP for each person that: (a) has committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, has been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or has been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934; (b) has been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or has been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction; or (c) is subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO.

Name of Applicant/NRSRO

S&P Global Ratings

Date

September 4, 2024

Check Item being responded to:

☑ Item 8A

☐ Item 8B

☐ Item 8C

Full name of the person for whom this DRP is being submitted:

S&P Global Ratings

If this DRP provides information relating to a "Yes" answer to Item 8A, describe the act(s) that was (were) committed or omitted; or the order(s) or finding(s); or the injunction(s) (provide the relevant statute(s) or regulation(s)) and provide jurisdiction(s) and date(s):

On March 22, 2023, the European Securities and Markets Authority ("ESMA") issued a decision captioned "Decision of the Board of Supervisors" ("Decision") in which ESMA found that S&P Global Ratings Europe Limited ("SPGRE") had, due to what ESMA determined to be an undue delay in updating information available on the European Reporting Platform ("ERP") for a credit rating, infringed Article 11a(1) of Regulation (EC) No. 1060/2009 of the European Parliament and the Council of 16 September 2009 on credit rating agencies ("Regulation"); and, by not ensuring that the information provided to the ERP was up-to date in connection with that credit rating, infringed point 4a of Section II of Annex III of the Regulation. See Decision of the Board of Supervisors, ESMA, 22 March 2023, ESMA 43-475-40 (attached as Exhibit VII).

If this DRP provides information relating to a "Yes" answer to Item 8B, describe the crime(s) and provide jurisdiction(s) and date(s):

Not applicable.

If this DRP provides information relating to a "Yes" answer to Item 8C, attach the relevant Commission order(s) and provide the date(s):

Not applicable.

EXHIBIT VII
22 March 2023
ESMA43-475-40

Decision of the Board of Supervisors

To adopt supervisory measures and impose fines in respect of infringements committed by S&P Global Ratings Europe Limited

The Board of Supervisors ('Board')

Having regard to the Treaty on the Functioning of the European Union,

Having regard to Regulation (EU) No 1095/2010 of the European Parliament and of the Council of 24 November 2010 establishing a European Supervisory Authority (European Securities and Markets Authority)[1], as amended ('ESMA Regulation'), and in particular Article 43(1) thereof,

Having regard to Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies[2] ('Regulation'), and in particular Articles 24 and 36a thereof, as amended,

Having regard to Commission Delegated Regulation (EU) No 946/2012 of 12 July 2012 supplementing Regulation (EC) No 1060/2009 of the European Parliament and of the Council with regard to rules of procedure on fines imposed to credit rating agencies by the European Securities and Markets Authority[3], including rules on the right of defence and temporal provisions,

Whereas:

i. Following preliminary investigations, ESMA's Supervisors found in the Supervisory Report dated 3 January 2022 with respect to S&P Global Ratings Europe Limited ('PSI') that there were serious indications of the possible existence of facts liable to constitute one or more of the infringements listed in Annex III to the Regulation.

ii. Thus, an independent investigating officer ('IIO') was appointed on 4 January 2022 pursuant to Article 23e(1) of the Regulation.

iii. On 30 June 2022, the IIO sent to the PSI his initial Statement of Findings, which found that the entity had committed one or more of the infringements listed in Annex III to the Regulation.

iv. In response to the IIO's initial Statement of Findings, written submissions dated 2 August 2022 were made by the PSI.

v. Following the receipt of written submissions from the PSI, the IIO amended his initial Statement of Findings and incorporated those amendments into his Statement of Findings.

vi. On 19 October 2022, the IIO submitted to the Board his file relating to the PSI, which included the initial Statement of Findings dated 30 June 2022, the written submissions made by the PSI on 2 August 2022 and the Statement of Findings dated 19 October 2022.

vii. On 29 November 2022, the Chair, after having assessed the file submitted by the IIO on 19 October

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[1] OJ L 331, 15.12.2010, p. 84.
[2] OJ L 302 17.11.2009, p. 1.
[3] OJ L 282 16.10.2012, p. 23.

EXHIBIT VII



2022, concluded that the file was complete.

viii.   The Board thoroughly discussed the case at its meeting on 14 December 2022 and expressed agreement with all the IIO's findings. It provided clear directions and delegated to the Chair the finalisation, adoption and submission to the PSI of the Board's initial Statement of Findings.

ix.   On 19 December 2022, the Board's initial Statement of Findings was adopted by the Chair on behalf of the Board and sent to the PSI.

x.   On 13 January 2023, the PSI provided its written submissions in respect of the Board's initial Statement of Findings.

xi.   The Board discussed the case further at its meeting on 22 March 2023 and assessed the written submissions of the PSI.

xii.   Pursuant to Article 36a of the Regulation, where the Board finds that a credit rating agency has, intentionally or negligently, committed one of the infringements listed in Annex III, it shall adopt a decision imposing a fine.

xiii.   Pursuant to Article 24 of the Regulation, where the Board finds that a credit rating agency has committed one of the infringements listed in Annex III, it shall take a supervisory measure, taking into account the nature and seriousness of the infringement.

Having considered the IIO's Statement of Findings, the material in the complete file and the written submissions made on behalf of the PSI, the Board sets out below its findings.

STATEMENT OF FINDINGS OF THE BOARD OF SUPERVISORS

1   Background

1.   The PSI is a private limited company incorporated in Ireland on 12 September 2017[4]. Taking into account the PSI's predecessors and relevant restructuring of its group, the PSI is registered as a credit rating agency ('CRA') under the Regulation since 31 October 2011[5].

2.   The PSI is one of the leading CRAs registered in the EU. It had the highest market share of EU CRAs in 2020 by annual turnover generated from credit ratings activities and ancillary services at group level in the EU[6] and employed 447 analytical staff[7]. The PSI issues credit ratings on corporates, infrastructures, financial services, international public finance, structured finance, and sovereigns.

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[4] Supervisory Report, Exhibit 1, 2020 EU Transparency Report March 2021.pdf, p. 3.
[5] Exhibit 2, ESMA website - CRA authorisation, 16 June 2022, p. 2.
[6] Report on CRA Market Share Calculation, 22 December 2021, ESMA80-416-197, p. 6, esma80-416-197_report_on_cra_market_share_calculation.pdf (europa.eu)
[7] Supervisory Report, Exhibit 1, 2020 EU Transparency Report March 2021.pdf, pp. 13 and 18.

EXHIBIT VII



3. In the financial year ending 31 December 2021, the PSI generated a total annual revenue derived from credit and non-credit rating activities of EUR 703,424,000[8].

2 The facts

4. This case centres on the fact that the PSI disclosed credit ratings prior to the public announcement of the new bond issuances by their issuers. Upon discovery of the premature disclosures, the PSI removed the credit ratings and related publications from its publication channels, including its website, within periods ranging from a few hours to three days. The PSI later published each of the credit ratings again.[9]

2.1 The PSI's processes for the release, removal, and re-release of credit ratings

5. The PSI used two different processes for the initial release of credit ratings: the Rating Process Manager ("RPM") process and the New Issuance Desk ("NID") process[10].

6. The RPM process has been used by the Ratings Support/Ratings Operation Specialists ("ROS") team since 2003, for the initial assignment and review of the issuances, as well as for publishing solicited and unsolicited credit ratings of new debt instruments[11].

7. The PSI provided two documents detailing the steps followed and the policies and procedures applied in the RPM process: a narrative document outlining the step-by-step workflow for the RPM publication process (the "RPM Workflow Narrative Document")[12] and the "Guide: Speed to Market (STM) in EMEA C&G" (the "STM Guide")[13].

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[8] S&P Global Ratings Europe Limited Annual Report and Financial Statements for the Financial Year Ended 31 December 2021, pp. 2, 12 and 29.
[9] In this decision, the term "release", when referring to a credit rating, describes the publication of a credit rating on the PSI's Public Platforms. This release can involve the drafting of a rating letter by the PSI (a "Rating Letter"). With regards to the terms "removal" and "withdrawal", the PSI explained its view on the difference between these terms: "A withdrawal is a credit rating action which involves the formal withdrawal of a credit rating, such that the credit rating no longer stands"; whereas a "Removal of a credit rating is an exceptions-based process that … may be utilised in circumstances where S&P is required to remove a credit rating from publication, but does not wish to withdraw it (i.e. because the credit rating itself is correct)" see Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Question 17, pp. 10-11 and Question 18, p. 11. The PSI indicated that these terms are defined terms of its policies and procedures and that the publication of the PSI's policies and procedures is subject to the PSI's formal governance process, which includes oversight by its Legal department. With regards to the terms "reinstatement", "re-release", and "re-publication" when referring to a credit rating, the PSI stated that it uses these terms interchangeably; there was nothing in the documentation provided by the PSI that would suggest a difference in the meanings of these terms.
[10] For further information on what is presented in this section, see Exhibit 13, CAPR.000046 – Standard Operating Procedure: Withdrawal, Discontinuance and Suspension (9 January 2020), 23 March 2022, Exhibit 14, CAPR.000048 – Ratings Services: Credit Ratings Assignment, Withdrawal & Suspension Policy (29 February 2012) and Guidelines (28 June 2013), 23 March 2022 and Exhibit 15, CAPR.000102 – S&P Global Ratings Policy Manual Chapter: Surveillance and Withdrawal (1 January 2018), 23 March 2022.
[11] Exhibit 1, Supervisory Report, 3 January 2022, para. 83 and Supervisory Report, Exhibit 24, SPGRE response letter 12 May 2021.pdf, 12 May 2021, p. 2.
[12] Supervisory Report, Exhibit 47, RPM Workflow Steps_Final.xlsx, 12 May 2021.
[13] Exhibit 1, Supervisory Report, 3 January 2022, para. 84 and Supervisory Report, Exhibit 133, Guide_STM In EMEA.pdf, 17 July 2020.

EXHIBIT VII

8.   As to the NID process, the PSI states that it has used it since 2010[14] for new issuances of certain credit ratings that are classified as a "Linked Rating Action". This classification applies to a credit rating which is a "Credit Rating Action that is derived either in whole or in part from another Credit Rating Action" and that does not require a rating committee[15]. It could be termed a "fast track" procedure that is less burdensome than the RPM process.

9.   The PSI further explained that the NID process is used in specific circumstances for certain debt types to expedite the release of credit ratings that are derived in whole or in part from another credit rating and where the issue rated does not exceed a limit known as the Estimated Debt Capacity (the "EDC"). The EDC is an estimate of nominal debt that a rated issuer can carry, at which point the PSI's analysts determine whether a new rating committee is required. Since credit ratings assigned by the NID follow on from existing published credit ratings, the process is more mechanical than the RPM process and does not require committee review[16].

10.   The PSI provided three documents detailing the steps followed and the policies and procedures applied in the NID process[17]: a narrative document outlining the step-by-step workflow for the NID release process (the "NID Workflow Narrative Document", 12 May 2021)[18], the "Issue Credit Ratings Standard Operating Procedure"[19], and the "New Issuance Desk – Triage Process Manual" (the "NID Manual")[20].

11.   In the case at hand, the NID process was used in relation to [Redacted due to confidentiality: Issuer 3] securities ("[Issuer 3] Securities"), [Redacted due to confidentiality: Issuer 2] securities ("[Issuer 2] Securities"), [Redacted due to confidentiality: Issuer 4] securities ("[Issuer 4] Securities") and [Redacted due to confidentiality: Issuer 5] securities ("[Issuer 5] Securities"), while the RPM process was used in the case of [Redacted due to confidentiality: Issuer 1] securities ("[Issuer 1] Securities") and [Redacted due to confidentiality: Issuer 6] Securities ("[Issuer 6] Securities")[21].

12.   The Corporate Repository platform ("CORE"), an internal repository where ratings are posted and visible to the PSI's employees[22], has been used as a rating repository at the PSI for more than 20 years[23].

13.   To publish the credit ratings it assigns, the PSI uses different tools and platforms[24] (together, the "Public Platforms").

14.   First, the PSI uses the website "www.spglobal.com/ratings" (formerly "standardandpoors.com") that can be accessed with a free registration log-in ("SPGI Website"). The PSI specified that,

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[14] Exhibit 1, Supervisory Report, 3 January 2022, para. 89.
[15] Exhibit 1, Supervisory Report, 3 January 2022, para. 90.
[16] Exhibit 9, PSI's Comments on the Supervisory Report, 28 January 2022, para. 5.
[17] Exhibit 1, Supervisory Report, 3 January 2022, para. 93.
[18] Supervisory Report, Exhibit 159, NID Narrative_Final.xlsx, 12 May 2021.
[19] Supervisory Report, Exhibit 163, Issue credit ratings SOP.pdf, 9 July 2018.
[20] Supervisory Report, Exhibit 129, New Issuance Desk – Triage 2.10.20.pdf, 10 February 2020.
[21] Exhibit 1, Supervisory Report, 3 January 2022, para. 78.
[22] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 1, p. 36.
[23] Exhibit 1, Supervisory Report, 3 January 2022, para. 83 and Supervisory Report, Exhibit 24, SPGRE letter 12 May 2021.pdf, 12 May 2021, p. 2.
[24] Exhibit 1, Supervisory Report, 3 January 2022, para. 22.

EXHIBIT VII



among the different Public Platforms it uses, the SPGI Website is the one it relies upon to comply with the disclosure requirements in the Regulation[25].

15.	In addition, the group of which the PSI is a part uses fee-based services available to subscriber clients. These services are owned by the unregulated firm of the PSI's group S&P Global Market Intelligence ("SPGMI") and are: first, the financial data and information website "CapitalIQ.com/CapIQ" ("CapIQ"); second, the online Ratings Direct platform, which carries the PSI's credit ratings and research, market data, credit risk analytics and related analytical tools ("Ratings Direct"); third, the RatingsXpress platform, a database of current and historical credit ratings ("RatingsXpress"); and finally, the CreditWire platform, a tool providing access to external platforms such as Bloomberg and Dow Jones and communicating with them ("CreditWire").

16.	Moreover, when removing credit ratings, the PSI used exception policies and procedures set out in Sections 2.6 (for [Issuer 1] and [Issuer 6][26]) and 2.2 (for [Issuer 2], [Issuer 3], [Issuer 4], and [Issuer 5][27]) in the "Operations & Technology: S&P.com/Product Escalations" manual (the "Escalation Manual")[28].

17.	Finally, to reinstate the credit ratings, the PSI used the policies and procedures set out in Section 2.2 of the Escalation Manual for the six securities ([Issuer 1], [Issuer 2], [Issuer 3], [Issuer 4], [Issuer 5], and [Issuer 6])[29].

18.	To release, remove, and re-release credit ratings, the PSI follows several steps outlined in the relevant documentation presented in this subsection. The PSI claimed that it was not feasible to provide granular details of each step of a workflow process in its policies and standard operating procedures[30]. The PSI also claimed that this is because it "seeks to ensure that its policies and procedures contain sufficient detail to ensure each process is followed properly and that risk is adequately managed, whilst remaining flexible enough to make sure that the processes can be followed in a range of circumstances"[31]. Finally, the PSI stated that documentary evidence is not always created in the course of completing a step, because some steps will not produce such documentary evidence[32]. The Board examines these claims in greater detail below.

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[25] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Question 16, p. 9.
[26] Exhibit 1, Supervisory Report, 3 January 2022, para. 88 and PSI's Response to the IIO's RFI, Question 8, p. 5.
[27] Exhibit 1, Supervisory Report, 3 January 2022, para. 95 and PSI's Response to the IIO's RFI, Question 8, p. 5.
[28] Exhibit 1, Supervisory Report, 3 January 2022, para. 79, Supervisory Report, Exhibit 125, Operations & Technology S&P.com Product Escalations v3.3.20.pdf, 12 May 2021 and Supervisory Report, Exhibit 126, D&O Product_S&P.com Escalations (3450_2).pdf, 23 July 2021.
[29] Exhibit 1, Supervisory Report, 3 January 2022, para. 97.
[30] Exhibit 9, PSI's Comments on the Supervisory Report, 28 January 2022, paras. 36-38.
[31] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Question 6, p. 4.
[32] In particular: "By both necessity and design, documentary evidence is not always created in the course of completing a step. This is because some steps will naturally not produce or warrant such documentary evidence, and/or it would be overly burdensome or disproportionate to document the particular step e.g. if doing so would cause a delay to the publication of the credit rating". See Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 22.3.

EXHIBIT VII

2.2 Events related to the premature release, subsequent removal and re-release of the relevant credit ratings

19. This subsection outlines the main facts, as investigated by the IIO and considered by the Board, concerning the ratings assigned to [Issuer 1] Securities[33], [Issuer 2] Securities[34], [Issuer 3] Securities[35], [Issuer 4] Securities[36], [Issuer 5] Securities[37] and [Issuer 6] Securities[38], their premature release (as acknowledged by the PSI) and their subsequent removal and re-release.

20. As noted above, premature release lies at the heart of this case. In this respect, a premature release is a release which occurs before the issuance of the rated security. In the specific case of a solicited credit rating, since the issuer requests the assignment and publication of a credit rating from the CRA, and this rating only exists because it was requested from the CRA pursuant to contractual arrangements, the CRA provides a service, upon request of a legal person and in return for payment. An integral aspect of that service is the timely publication of ratings.

21. In the six instances considered in this case, evidence shows that the credit ratings were published before the issuance of the securities and, therefore, before the time expected by the issuer.

22. [Issuer 3], [Issuer 4], [Issuer 5], and [Issuer 6] each issued one type of note. [Issuer 1] issued two different types of notes; and [Issuer 2] issued three different types of notes. Each type of note was assigned a credit rating by the PSI. The case therefore relates to six releases of securities and a total of nine credit ratings.

23. The PSI stated that it was not aware of the involvement of the Internal Audit, Compliance or Legal department during the removal and second disclosure and publication process related to [Issuer 2], [Issuer 3] and [Issuer 4][39].

24. The PSI also asserted that its internal control mechanisms include a quarterly review process across S&P Global Ratings, coordinated by the Risk and Internal Control Function, to identify potential deficiencies in the internal control structure and areas for control improvement. According to the PSI: "this review considers systemic control issues from various sources: self-identified through control testing, incidents, or independent examinations. Following each quarterly review, the Controls Working Group ("CWG"), comprising employees from Compliance and Risk, Legal, Internal Audit and In-Business Control, holds a follow-up meeting to review the identified control issues and make a final determination of whether a deficiency existed in the internal control structure"[40].

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[33] Exhibit 1, Supervisory Report, 3 January 2022, Section 3.1.1.1.1.
[34] Exhibit 1, Supervisory Report, 3 January 2022, Section 3.1.1.1.2.
[35] Exhibit 1, Supervisory Report, 3 January 2022, Section 3.1.1.1.3.
[36] Exhibit 1, Supervisory Report, 3 January 2022, Section 3.1.1.1.4.
[37] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 1, pp. 23-40.
[38] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 2, pp. 41-55.
[39] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Question 11, p. 6.
[40] Exhibit 9, PSI's Comments on the Supervisory Report, 28 January 2022, para. 6.

EXHIBIT VII

25. The PSI claimed that, in line with its internal control mechanisms, subsequent to the identification of the premature releases of the securities, the premature release issue was assessed as part of the quarterly controls review process. The PSI further claimed that the issue was then transmitted to the CWG, which convened in November 2021 to consider the risk relating to premature releases, and that the CWG concluded that while some improvements could be made to the PSI's internal controls, there were no systemic deficiencies. According to the PSI, the CWG agreed that the following actions should be implemented: continuing improvements to the NID process (update of the template that is completed when an issue is requested (an "Issue Request Template" [41]) in October 2021 with a section on ratings releases and timing and a section related to Rating Letters); the NID team was reminded to confirm rating release instructions with the relevant analyst; Compliance reminded the analyst team to clarify the release date with issuers before releasing credit ratings; and ongoing monitoring for premature releases of credit ratings by In-Business Control[42].

26. According to the PSI, the Escalation Manual was also updated in October 2021 to introduce requirements (i) to inform Compliance and the in-Business Control group of premature releases; and (ii) to obtain Analytical Manager approval to suppress and re-release a credit rating[43].

27. In this context, it is notable that the premature releases occurred across six different quarters: the second and third quarter of year 2019 ([Issuer 2] and [Issuer 1]); first and second quarter of year 2020 ([Issuer 3] and [Issuer 4]); second and third quarter of year 2021 ([Issuer 5] and [Issuer 6]). Improvements were only implemented from April 2021 onwards.

28. Finally, the PSI highlighted that the premature releases were "extremely rare"[44] compared to the total ratings published. The PSI notably indicated the following: "[Issuer 4], [Issuer 3], [Issuer 2] and [Issuer 5] were released through the NID. Between 2019 and 2021 (the period when the premature releases occurred), the NID published a total of 10,524 credit ratings in EMEA. Therefore, the premature releases represent less than 0.05% of the total number of credit ratings released by S&P during the period in question. [Issuer 1] and [Issuer 6] were released through the RPM process. During 2019 to 2021, 9,494 credit ratings were published through the RPM process in EMEA, and the [Issuer 1] and [Issuer 6] releases were the only premature releases identified (0.02% of the total)."[45]

29. As to the sequence of events detailed above, it remains the case that premature releases took place over an extended period, that ESMA made contact about the issue of premature releases in 2020 and that concrete steps to address the concern were only taken by the PSI in 2021.

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[41] The Issue Request Template is a 'standard email template which an NID member populates with specific data, confirmed by the Analyst, and provides instructions for to NID to process the credit rating. Any relevant documentation is attached to the e-mail and the Analyst also indicates whether a rating letter is required. The confirmed Issue Request Template is sent to the NID mailbox by the Analyst.' The Analyst also is required to approve the completed Issue Request Template by email (in writing). See Exhibit 129 to the Supervisory Report, 'New Issuance Desk – Triage 2.10.20.pdf', p. 31. See also paragraph 13(a) of Exhibit 9, PSI's Comments on the Supervisory Report, 28 January 2022.

[42] Exhibit 9, PSI's Comments on the Supervisory Report, 28 January 2022, para. 13. In this regard, see also Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Question 34, p. 18 and Exhibit 16, CAPR.000052 – Controls Working Group Meeting Summary, 23 March 2022.

[43] Exhibit 9, PSI's Comments on the Supervisory Report, 28 January 2022, para. 14. See also, Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Question 40, p. 20.

[44] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 15. 2, 15.3 and 19.5.

[45] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Question 8, p. 5.

EXHIBIT VII



Regarding the point made on the infrequency of premature releases, the Board notes that while it is of course important to consider that such instances are rare, the Board takes the view that the issues detailed below were serious and occurred at different points in time over a period of several years.

2.2.1 [Issuer 1] Securities

30.   On 7 February 2020, ESMA received a formal complaint "about possible inadequate and deficient procedures at [the PSI] regarding the premature publication on 9 September 2019 of a press release accompanying the publication of two credit ratings on financial instruments to be issued" from the Netherlands Autoriteit Financiële Markten ("AFM")[46]. This complaint focused on the two credit ratings assigned by the PSI to the issuance by [Issuer 1].

31.   The PSI and [Issuer 1] (and related subsidiaries) have had a commercial relationship since November 1999[47]. [Issuer 1] informed the PSI of new issuances at an undisclosed time, following which [Issuer 1] and the PSI exchanged e-mails between 3 September 2019 and 6 September 2019 regarding the terms and conditions of the issuance[48]. On 6 September 2019, the PSI's lead analyst "[Redacted due to confidentiality: CD]" ([redacted due to confidentiality], Credit Analysis, Financial Services, Insurance[49]) initiated the internal process to rate the [Issuer 1] Securities in question[50].

32.   On 9 September 2019 at 11:30 AM CET[51], the PSI's rating committee for [Issuer 1] Securities convened and unanimously agreed with the recommendation to assign a BB+ rating to the tier 1 issue and a BBB- rating to the tier 2 issue[52]. [CD] then supplied [Issuer 1] with a prepublication notice along with a draft PDF of a research update report[53]. The pre-publication notice stated that the research update report would be released if [Issuer 1] provided the waiver: "However, if you revert to us before this period has expired and explicitly confirm by email that all comments concerning factual errors and the inadvertent inclusion of confidential information, if any, have been brought to S&P Global Ratings' attention, then we may publish the report as soon as practicable."[54].

33.   A phone call took place in the early afternoon of 9 September 2019 during which, according to the PSI[55], the issuer said that they wanted the research update report to be published that day. At 16:19 PM CET, [CD] asked [Issuer 1] by email to review the draft research update report within the next hour and to waive the ordinary 24-hour delay, should [Issuer 1] wish to publish

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[46] Exhibit 1, Supervisory Report, 3 January 2022, para. 25.
[47] Exhibit 1, Supervisory Report, 3 January 2022, para. 38, Supervisory Report, Exhibit 24, SPGRE response letter_12 May 2021.pdf, 12 May 2021, p. 6, and Exhibit 9, PSI's Comments on the Supervisory Report, 28 January 2022, para. 43.
[48] Exhibit 1, Supervisory Report, 3 January 2022, paras. 39-41.
[49] Supervisory Report, Exhibit 31, 12. Employees_Roles and functions.xlsx, 23 July 2021.
[50] Supervisory Report, Exhibit 35, Job initiation request – 09.06.2019 – [Issuer 1] New Issues.pst, 12 May 2021.
[51] Exhibit 1, Supervisory Report, 3 January 2022, para. 42.
[52] Supervisory Report, Exhibit 44, CMT conclusions for [Issuer 1].docx, 12 May 2021.
[53] Supervisory Report, Exhibit 45, SPGI0000000141.pdf, 9 September 2019 and Supervisory Report, Exhibit 46, SPGI0000000141.0001.pdf, 12 May 2021.
[54] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 16.2, p. 5.
[55] The call and its contents were confirmed by the PSI's analyst. See PSI's written submissions in response to the Board's initial Statement of Findings, para. 9.

EXHIBIT VII



the relevant credit ratings by the end of that day[56]. According to the PSI, [Issuer 1]'s response made it clear that the issuer understood that the research update report would be published that day if a waiver was provided[57].

34.   On the same day, at 17:00 PM CET [58], the PSI communicated the Rating Letter to [Issuer 1], which requested two adjustments, and said that it would agree with the overall content once these adjustments were made[59]. At 18:03 PM CET, [Issuer 1] e-mailed the PSI with the requested waiver of the 24-hour period, indicating that it was happy with the publication of the document before the 24-hour review period had elapsed[60].

35.   Following receipt of the waiver, by 18:39 PM CET, [CD] communicated it internally to the relevant teams, together with her approval to publish the research report and [Issuer 1]'s feedback on the draft research update report. The credit ratings and the update report titled " [Issuer 1] Notes Assigned 'BBB-' And 'BB+' Ratings" were released on the relevant Public Platforms later that same day, between 20:27 PM CET and 20:37 PM CET[61]. At 20:44 PM CET, [Issuer 1] was informed of the publication and acknowledged receipt of the publication notice[62].

36.   On the same day, at 20:36 PM CET[63], [Redacted due to confidentiality: WX] of the PSI's Editorial team emailed [CD] to confirm that the research update report had been transmitted to the external CreditWire news services on 9 September 2019[64]. On 10 September 2019, at 7:31 AM CET[65], [CD] emailed [Issuer 1] the pdf version of the final research update report[66].

37.   On 10 September 2019, at 8:51 AM CET[67], [Issuer 1] e-mailed [CD] requesting the removal by the PSI of the research update report from the relevant platforms, as it had been published externally without [Issuer 1] reviewing the final version, and prior to the announcement to the market of the issuance of the [Issuer 1] Securities[68]. At 9:02 AM CET, [CD] contacted the Ratings Support team to advise that [Issuer 1] had delayed their announcement to the market and asked the PSI to retract the research update report from Public Platforms until the issuer was ready to announce[69]. As asserted by the PSI, this led to discussions involving Legal and Compliance to determine the best approach to removal[70]. On the same day, at 13:25 PM CET[71],

---

[56] Supervisory Report, Exhibit 48, SPGI0000000168.pdf, 12 May 2021. Further information regarding the 24-hour Waiver has been provided by the PSI in the PSI's Response to the IIO's RFI (see Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Question 14, pp. 7-8).
[57] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 16.2, p. 5.
[58] Exhibit 1, Supervisory Report, 3 January 2022, para. 42.
[59] Supervisory Report, Exhibit 50, SPGI0000000192.pdf, 12 May 2021.
[60] Supervisory Report, Exhibit 51, SPGI0000000227.pdf, 12 May 2021.
[61] Exhibit 1, Supervisory Report, 3 January 2022, para. 42. See also Supervisory Report, Exhibit 13, SP Response_16 July 2020.pdf, 16 July 2021, p. 4 and Supervisory Report, Exhibit 57, SPGI0000000658.pdf, 12 May 2021.
[62] Supervisory Report, Exhibit 58, SPGI0000000177.pdf, 12 May 2021.
[63] Exhibit 1, Supervisory Report, 3 January 2022, para. 129.
[64] Supervisory Report, Exhibit 57, SPGI0000000658.pdf, 12 May 2021.
[65] Exhibit 1, Supervisory Report, 3 January 2022, para. 43.
[66] Supervisory Report, Exhibit 58, SPGI0000000177.pdf, 12 May 2021 and Supervisory Report, Exhibit 59, SPGI0000000177.0001.pdf, 12 May 2021.
[67] Exhibit 1, Supervisory Report, 3 January 2022, para. 45.
[68] Supervisory Report, Exhibit 60, SPGI0000000228.pdf, 12 May 2021.
[69] Exhibit 1, Supervisory Report, 3 January 2022, para. 130 and Supervisory Report, Exhibit 61, SPGI0000000360.pdf, 12 May 2021.
[70] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 16.5, p. 6.
[71] Exhibit 1, Supervisory Report, 3 January 2022, para. 130.

EXHIBIT VII



the PSI's Editorial team confirmed that the research update report had been removed from the RatingsDirect platform[72]. In its 24 June 2020 and 16 July 2020 correspondence with ESMA Supervisors, the PSI said that on 10 September 2019 at approximately 13:20 PM CET, it removed the 9 September 2019 research update report from www.standardandpoors.com and from other Public Platforms (CapIQ and RatingsXpress)[73].

38.   In its 16 July 2020 correspondence with ESMA Supervisors, the PSI indicated that the 9 September 2019 research update report was removed from CreditWire (communicating to external platforms such as Bloomberg and Dow Jones) on 11 September 2019 at 19:29 PM CET[74]. On 11 September 2019 at 20:08 PM CET[75], SPGI's' Marketing Intelligence team confirmed via email to [CD], along with other members of the Analytical, Editorial, IT and Compliance teams, that Bloomberg and Dow Jones internal databases had removed the research update report[76].

39.   With respect to the credit ratings themselves, on 11 September 2019 at 17:50, [Issuer 1] and the PSI agreed to change the status of the credit ratings from "public" to "confidential", pending notice from [Issuer 1] to re-release them[77]. The credit ratings for the [Issuer 1] Securities were removed from all the Public Platforms on that day[78].

40.   The PSI did not provide any documentation to show that it outlined to the public the reasons for the decision to discontinue the two [Issuer 1] Securities credit ratings between 10 September 2019, when it was instructed by [Issuer 1] to do so, and the publication of the editor's note on 12 September 2019 explaining the re-release[79].

41.   On 12 September 2019, [Issuer 1] emailed the PSI to notify it about the imminent publication of a market announcement regarding the [Issuer 1] Securities on the Bloomberg platform and confirming its agreement to the publication by the PSI of the [Issuer 1] Securities' credit ratings as soon as possible[80]. The credit ratings were subsequently re-released on Public Platforms and the research update report was re-published on 12 September 2019, together with an editor's note explaining the re-publication[81]. The editor's note mentioned: "We are reissuing this report, following the announcement of the issuances to the markets". It did not specify that the

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[72] Supervisory Report, Exhibit 67, SPGI0000000368.pdf, 12 May 2021.
[73] Supervisory Report, Exhibit 12, SP Response_24 June 2020.pdf, 24 June 2021, p. 4 and Supervisory Report, Exhibit 13, SP Response_16 July 2020.pdf, 16 July 2020, p. 4.
[74] Exhibit 1, Supervisory Report, 3 January 2022, para. 131 and Supervisory Report, Exhibit 13, SP Response_16 July 2020.pdf, 16 July 2020, p. 4.
[75] Exhibit 1, Supervisory Report, 3 January 2022, para. 131.
[76] Supervisory Report, Exhibit 68, SPGI0000000316.pdf, 12 May 2021.
[77] Exhibit 1, Supervisory Report, 3 January 2022, para. 47 and Supervisory Report, Exhibit 70, SPGI0000000165.pdf, 12 May 2021.
[78] Supervisory Report, Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021.
[79] Exhibit 1, Supervisory Report, 3 January 2022, para. 133.
[80] Exhibit 1, Supervisory Report, 3 January 2022, para. 49 and Supervisory Report, Exhibit 71, SPGI0000000152.pdf, 12 May 2021.
[81] Exhibit 1, Supervisory Report, 3 January 2022, para. 50. See also Supervisory Report, Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021, Supervisory Report, Exhibit 64, SPGI0000000300_Redacted.pdf, 12 May 2021, Supervisory Report, Exhibit 72, SPGI0000000246.pdf, 12 May 2021, Supervisory Report, Exhibit 73, SPGI0000000247.pdf, 21 May 2021, Supervisory Report, Exhibit 74, SPGI0000000248.pdf, 12 May 2021, Supervisory Report, Exhibit 75, SPGI0000000249.pdf, 12 May 2021 and Supervisory Report, Exhibit 76, SPGI0000000284.pdf, 12 May 2021.

EXHIBIT VII

research update report and underlying credit ratings had previously been removed from the website[82].

42. In the actions outlined above, the PSI failed to follow steps mandated by its own procedures and / or did not document those steps, in whole or in part.

43. The PSI claimed that the [Issuer 1] rating was not released prematurely as the issuer gave its consent to the same-day publication of the report. It argued that it "had a genuinely held and reasonable understanding that, by confirming the Release should be made and by granting a waiver that removed the requirement to wait 24 hours before making the release, the issuer intended for the [Issuer 1] Release to be made as soon as possible."[83] Further the PSI "does not consider that it would have been possible to provide a more precise time frame given that the release of a credit rating can involve the input of multiple individuals in different teams."[84] The PSI also raised the argument that "the approach taken by S&P was consistent with the approach taken in every other instance in which a waiver is sought and provided […and that it…] was also in line with ESMA's own guidance [on waiving the 24 hours period]" [85]. In this respect, the Board recalls that in this case, the premature release concerns a release which occurs before the issuance (and public announcement) of the rated security. This issue is independent from the publication further to the receipt of any possible waiver.

44. Notwithstanding the PSI's submissions regarding the waiver provided by the issuer, the central point remains: a premature disclosure, i.e. a disclosure before the issuance of the security, occurred, which could have a possible impact on the financial markets. In this respect, the PSI considered a misunderstanding between itself and the issuer of the securities to have led to the premature release of the ratings. However, the PSI must have robust procedures in place to ensure that it publishes ratings at the correct time; the PSI publishes the ratings, not the issuer.

2.2.2 [Issuer 2] Securities

45. The PSI's commercial relationship with the [Issuer 2] Group began on 13 October 1989 and ended on 2 March 2021 after [Issuer 2] requested the withdrawal of their credit ratings[86].

46. On 4 June 2019[87], [Issuer 2] contacted the PSI to request a Rating Letter[88] for the issuance of three [Issuer 2] Securities that was announced that same day, and to supply a table providing all the information related to the securities (the "Term Sheet") of the transaction[89].

---

[82] Exhibit 1, Supervisory Report, 3 January 2022, para. 133 and Supervisory Report, Exhibit 190, SPGI0000000152.0001.pdf, 12 May 2021.
[83] See PSI's written submissions in response to the Board's initial Statement of Findings, para. 8.
[84] See PSI's written submissions in response to the Board's initial Statement of Findings, para. 12.
[85] See PSI's written submissions in response to the Board's initial Statement of Findings, para. 13.
[86] Exhibit 1, Supervisory Report, 3 January 2022, para. 51 and Supervisory Report, Exhibit 24, SPGRE response letter_12 May 2021.pdf, 12 May 2021, p. 3.
[87] Exhibit 1, Supervisory Report, 3 January 2022, para. 54.
[88] Supervisory Report, Exhibit 79, SPGI0000000850.pdf, 12 May 2021.
[89] Supervisory Report, Exhibit 80, SPGI0000001043.pdf, 12 May 2021 and Supervisory Report, Exhibit 81, SPGI0000001043.0001.pdf, 12 May 2021.

EXHIBIT VII



47.   On 5 June 2019[90] at 10:27 AM CET, the PSI's lead analyst ([Redacted due to confidentiality: AB], Credit Analysis, Corporate ratings[91]) exchanged emails with [Issuer 2] to confirm that only a Rating Letter was required for the [Issuer 2] Securities; [AB] also indicated that she would wait for the final documentation to rate [Issuer 2] Securities publicly on the PSI's website[92]. At 11:06 AM CET, [AB] initiated the internal process for issuing the Rating Letter, instructing the relevant teams that only an advanced Rating Letter was required, and that the [Issuer 2] Securities were not to be rated publicly[93]. However, despite these instructions, the credit ratings were released on the relevant Public Platforms by the PSI on 5 June 2019 at 12:15 PM CET[94]. The PSI claimed that this premature publication was the result of an internal misunderstanding[95].

48.   [AB] indicated in internal discussions on the same date[96] that, although [Issuer 2] was content for the ratings to remain public, she considered it preferable to suppress and reinstate them once the [Issuer 2] Securities had been issued; she also stressed the urgent need to receive the [Issuer 2] Rating Letter[97]. On 5 June 2019 at 12:29 PM CET[98], "TV" of the PSI's NID team submitted an IT incident ticket instructing the relevant team to hide the [Issuer 2] credit ratings prematurely published earlier that same day[99].

49.   Later that day, at 15:37 PM CET[100], the credit ratings were removed from the Public Platforms[101] and the Rating Letter was communicated to [Issuer 2][102]. There was no public disclosure by the PSI outlining the decision or the reasons for the decision to discontinue the three [Issuer 2] Securities credit ratings on 5 June 2019, upon submission by the NID team of the incident ticket explaining that the credit ratings had been prematurely released[103].

50.   The PSI stated that it did not withdraw the [Issuer 2] Securities credit ratings, but removed them instead[104].

---

[90] Exhibit 1, Supervisory Report, 3 January 2022, para. 55.
[91] Supervisory Report, Exhibit 31, 12. Employees_Roles and functions.xlsx, 23 July 2021.
[92] Supervisory Report, Exhibit 82, SPGI0000000846.pdf, 12 May 2021.
[93] See further in Supervisory Report, Exhibit 83, SPGI0000000943.pdf, 12 May 2021, Supervisory Report, Exhibit 84, SPGI0000000943.0001.pdf, 12 May 2021, Supervisory Report, Exhibit 85, SPGI0000000943.0002.pdf, 12 May 2021, Supervisory Report, Exhibit 86, SPGI0000001008.pdf, 12 May 2021, Supervisory Report, Exhibit 87, Analyst email – identified Rating incorrectly published.pdf, 12 May 2021 and Supervisory Report, Exhibit 88, SPGI0000000946.pdf, 12 May 2021.
[94] Exhibit 1, Supervisory Report, 3 January 2022, para. 56 and Supervisory Report, Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021.
[95] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Question 30, p. 16.
[96] Exhibit 1, Supervisory Report, 3 January 2022, para. 57.
[97] Supervisory Report, Exhibit 87, Analyst email – identified Rating incorrectly published.pdf, 12 May 2021.
[98] Exhibit 1, Supervisory Report, 3 January 2022, para. 134.
[99] Supervisory Report, Exhibit 89, [Issuer 2] INC0994094.pdf, 12 May 2021 and Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021.
[100] Exhibit 1, Supervisory Report, 3 January 2022, para. 58.
[101] Supervisory report, Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021.
[102] Supervisory report, Exhibit 91, SPGI0000000842.pdf, 12 May 2021 and Supervisory report, Exhibit 92, SPGI0000000842.0001.pdf, 12 May 2021.
[103] Exhibit 1, Supervisory Report, 3 January 2022, para. 137.
[104] Exhibit 9, PSI's Comments on the Supervisory Report, 28 January 2022, paras. 47-48.

EXHIBIT VII

51.   Finally, on 8 July 2019 at 15:04 PM CET[105], after she requested and subsequently received the final Term Sheet of the [Issuer 2] Securities from [Issuer 2][106], [AB] gave an internal instruction to publish the credit ratings[107]. The credit ratings for the [Issuer 2] Securities were re-released on the Public Platforms on 10 July 2019 at 20:15 PM CET[108].

52.   In the actions outlined above, the PSI failed to follow steps mandated by its own procedures and / or did not document those steps, in whole or in part.

2.2.3   [Issuer 3] Securities

53.   The PSI and [Issuer 3] have had a commercial relationship since 2019[109].

54.   On 30 March 2020 at 13:38 PM CET[110], after [Issuer 3] emailed the PSI's lead analyst ([Redacted due to confidentiality: EF], Credit Analysis [Redacted due to confidentiality] Corporate Ratings, EMEA Real Estate[111]) with the preliminary Term Sheet[112] and the confirmation that the proceeds from the [Issuer 3] Securities were intended for refinancing debt[113], the PSI initiated internal processes for the communication of a Rating Letter and immediate release of the ratings[114]. Later that day, at 16:13 PM CET, the PSI released the ratings for the [Issuer 3] Securities on the relevant Public Platforms[115] and the Rating Letter was sent to [Issuer 3][116]. The PSI claimed that this premature publication was the result of an internal misunderstanding[117].

55.   On the same day, at 16:37 PM CET[118], [EF] mentioned in internal PSI discussions that she was unsure whether [Issuer 3] would want the issuance of its securities to be announced publicly[119]. Following these discussions, the PSI initiated the internal process for hiding the credit rating in the system and removing it from the PSI's website[120]. At 17:00 PM CET, [Redacted due to confidentiality: GH] of the NID team submitted an IT incident ticket instructing the CORE IT team

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[105] Exhibit 1, Supervisory Report, 3 January 2022, para. 59.
[106] Supervisory Report, Exhibit 20, SPGI0000001066.pdf, 12 May 2021, Supervisory Report, Exhibit 21, SPGI0000001066.0001.pdf, 12 May 2021, Supervisory Report, Exhibit 22, SPGI0000001066.0002.pdf, 12 May 2021, Supervisory Report, Exhibit 23, SPGI0000001066.0003.pdf, 12 May 2021 and Supervisory Report, Exhibit 82, SPGI0000000846.pdf, 12 May 2021.
[107] Supervisory Report, Exhibit 93, Analyst email – permission to republish Ratings.msg.pdf, 12 May 2021.
[108] Exhibit 1, Supervisory Report, 3 January 2022, para. 60 and Supervisory Report, Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021.
[109] Supervisory Report, Exhibit 24, SPGRE response letter_12 May 2021.pdf, 12 May 2021, p. 9.
[110] Exhibit 1, Supervisory Report, 3 January 2022, paras. 62-63.
[111] Supervisory Report, Exhibit 31, 12. Employees_Roles and functions.xlsx, 23 July 2021.
[112] Supervisory Report, Exhibit 95, SPGI0000000841.pdf, 12 May 2021 and Supervisory Report, Exhibit 96, SPGI0000000841.0001.pdf, 12 May 2021.
[113] Supervisory Report, Exhibit 97, SPGI0000000835.pdf, 12 May 2021.
[114] Supervisory Report, Exhibit 98, SPGI0000000766.pdf, 12 May 2021.
[115] Supervisory Report, Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021.
[116] Supervisory Report, Exhibit 99, SPGI0000000827.pdf, 30 March 2020 and Supervisory Report, Exhibit 100, SPGI0000000827.0001.pdf, 12 May 2021.
[117] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Question 31, pp. 16-17.
[118] Exhibit 1, Supervisory Report, 3 January 2022, paras. 64 and 138-139.
[119] Supervisory Report, Exhibit 101, SPGI0000000771.pdf, 12 May 2021.
[120] Supervisory Report, Exhibit 103, [Issuer 3] INC1536119.pdf, 12 May 2021.

EXHIBIT VII



to hide the [Issuer 3] credit rating prematurely published earlier that same day[121]. This action followed a same-day phone request to [GH] of the NID team from lead analyst [EF]. A few minutes prior to the call request, [EF] had questioned [GH] via email on the visibility of the credit rating to investors[122]. The credit rating for the [Issuer 3] Securities was then removed later in the day at 18:31 PM CET[123], after [Redacted due to confidentiality: IJ] ([Redacted due to confidentiality], Ratings Content) granted his approval[124].

56.   The PSI stated that it did not withdraw the [Issuer 3] Securities credit rating, but removed it instead[125].

57.   There is no evidence in the file that the PSI notified [Issuer 3] of the premature disclosure of the credit rating on 30 March 2020 or of its removal later the same day[126].

58.   Further, no public disclosure from the PSI has been identified outlining the decision and the reasons for the decision to discontinue the [Issuer 3] Securities credit rating on 30 March 2020, once [EF] had notified the NID team that the credit rating had been prematurely released[127].

59.   Finally, on 1 April 2020[128], [EF] contacted [Issuer 3] to indicate that she had become aware of the announcement for the bond issuance and that the PSI would subsequently display the credit rating on the relevant website[129]. [Issuer 3] replied that it had just opened the orderbooks and would keep her updated[130]. The [Issuer 3] Securities credit rating was re-released on Public Platforms the same day[131].

60.   In the actions outlined above, the PSI failed to follow steps mandated by its own procedures and / or did not document those steps, in whole or in part.

2.2.4 [Issuer 4] Securities

61.   The PSI and [Issuer 4] have had a commercial relationship since 2004[132].

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[121] Supervisory Report, Exhibit 103, [Issuer 3] INC1536119.pdf, 12 May 2021 and Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021.
[122] Supervisory Report, Exhibit 102, SPGI0000000794.pdf, 12 May 2021.
[123] Exhibit 1, Supervisory Report, 3 January 2022, para. 65. See also Supervisory Report, Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021 and Supervisory Report, Exhibit 26, Final SPGRE response letter_23 July 2021.pdf, 23 July 2021.
[124] Supervisory Report, Exhibit 105, SPGI0000000775.0002.0001.pdf, 12 May 2021.
[125] Exhibit 9, PSI's Comments on the Supervisory Report, 28 January 2022, paras. 47-48.
[126] Exhibit 1, Supervisory Report, 3 January 2022, para. 66.
[127] Exhibit 1, Supervisory Report, 3 January 2022, para. 140.
[128] Exhibit 1, Supervisory Report, 3 January 2022, para. 67.
[129] Supervisory Report, Exhibit 108, SPGI0000000824.pdf, 12 May 2021.
[130] Supervisory Report, Exhibit 109, SPGI0000000828.pdf, 12 May 2021.
[131] Supervisory Report, Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021.
[132] Exhibit 1, Supervisory Report, 3 January 2022, para. 69 and Supervisory Report, Exhibit 24, SPGRE response letter_12 May 2021.pdf, 12 May 2021, p. 12.

EXHIBIT VII

62. On 19 June 2020 at 9:36 AM CET[133], [Issuer 4] emailed the PSI's analysts [Redacted due to confidentiality: KL] ([Redacted due to confidentiality], Credit Analysis – Corporate Ratings[134]) and [Redacted due to confidentiality: MN] ([Redacted due to confidentiality], Credit Analysis, Infrastructure Analytical Team[135]) to advise that [Issuer 4] would that day be launching a transaction relating to the [Issuer 4] Securities for which it would require a Rating Letter. On 22 June 2020 at 11:27[136], [Issuer 4] communicated the final Term Sheet to the PSI and requested a Rating Letter from the PSI by 26 June 2020. [Issuer 4] confirmed that the credit rating should be released on the PSI's website only on 30 June 2020 (i.e. the settlement date of the transaction)[137].

63. On 25 June 2020 at 15:26 PM CET[138], [KL] sent internal emails to the relevant teams of the PSI instructing them to send [Issuer 4] an advance Rating Letter on 26 June 2020 and to delay the credit rating release to 30 June 2020[139]. However, despite these instructions, the credit rating was released on the relevant Public Platforms on 26 June 2020 at 10:06 AM CET[140]. The PSI claimed that this premature publication was the result of an internal misunderstanding[141].

64. On 26 June 2020[142], the PSI had internal discussions about hiding the credit rating and removing it from the PSI's website until 30 June 2020[143]. At 10:24 AM CET, [GH] of the NID team submitted an IT incident ticket instructing the relevant team of the PSI to hide, until 30 June 2020, the [Issuer 4] Securities credit rating prematurely published earlier that same day[144]. The credit rating was subsequently removed from Public Platforms later the same day, at 12:10 PM CET[145].

65. The PSI stated that it did not withdraw the [Issuer 4] Securities credit rating, but removed it instead[146].

66. There is no evidence that the PSI notified [Issuer 4] of the premature disclosure of the credit rating on 26 June 2020 and of its removal later on the same day[147].

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[133] Exhibit 1, Supervisory Report, 3 January 2022, para. 71.
[134] Supervisory Report, Exhibit 31, 12. Employees_Roles and functions.xlsx, 23 July 2021.
[135] Supervisory Report, Exhibit 31, 12. Employees_Roles and functions.xlsx, 23 July 2021.
[136] Exhibit 1, Supervisory Report, 3 January 2022, para. 71.
[137] Supervisory Report, Exhibit 114, SPGI0000000107.pdf, 12 May 2021 and Supervisory Report, Exhibit 115, SPGI0000000108.pdf, 12 May 2021.
[138] Exhibit 1, Supervisory Report, 3 January 2022, para. 72.
[139] Supervisory Report, Exhibit 116, [Issuer 4]_internal communication_2020JUN25_NID and analyst.pdf, 12 May 2021.
[140] Exhibit 1, Supervisory Report, 3 January 2022, para. 73 and Supervisory Report, Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021.
[141] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Question 32, p. 17.
[142] Exhibit 1, Supervisory Report, 3 January 2022, para. 74.
[143] Supervisory Report, Exhibit 118, SPGI0000000003.pdf, 12 May 2021, Supervisory Report, Exhibit 119, [Issuer 4] – IT informs Rating is re-released – 1.pdf, 12 May 2021, Supervisory Report, Exhibit 120, SPGI0000000078.pdf, 12 May 2021 and Supervisory Report, Exhibit 121, SPGI0000000078.0001.pdf, 12 May 2021.
[144] Exhibit 1, Supervisory Report, 3 January 2022, paras. 141-142, Supervisory Report, Exhibit 119, [Issuer 4] – IT informs Rating is re-released – 1.pdf, 12 May 2021.
[145] Supervisory Report, Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021.
[146] Exhibit 9, PSI's Comments on the Supervisory Report, 28 January 2022, paras. 47-48.
[147] Exhibit 1, Supervisory Report, 3 January 2022, para. 76.

EXHIBIT VII

67.   Further, no public disclosure from the PSI has been identified outlining the decision to discontinue the [Issuer 4] Securities credit rating on 26 June 2020, and the reasons for that decision, upon detection by the NID team that the credit rating had been prematurely released[148].

68.   Finally, on 30 June 2020 at 15:28 PM CET[149], the credit rating was publicly re-released on the PSI's website and relevant platforms[150], further to [Issuer 4]'s request received by the PSI that same day[151].

69.   In the actions outlined above, the PSI failed to follow steps mandated by its own procedures and / or did not document those steps, in whole or in part.

2.2.5 [Issuer 5] Securities

70.   On 25 May 2021, the analyst sent the rating request to the PSI's ROS team, who forwarded it to the NID team[152]. After checks by the NID team[153], the NID team generated an Issue Request Template[154], which was populated by the PSI's primary analyst [Redacted due to confidentiality: OP], who requested an immediate release as well as a Rating Letter[155].

71.   After further internal steps within the NID team, a Rating Letter was sent to [Issuer 5] on 25 May 2021 at 13:07 PM CET[156] and the rating for [Issuer 5] Securities was released on the PSI's website at 13:05 PM CET[157]. According to the PSI, the credit rating was published due to a misunderstanding by the analyst in interpretating documentation provided to the PSI by the issuer[158].

72.   After receiving the Rating Letter, [Issuer 5] sent an email to the NID team asking if the rating could be made public the next day[159]. After receiving confirmation from the PSI's primary analyst [OP][160], the NID team sent an email to the PSI's analytical manager "BDT" to ask for his approval

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[148] Exhibit 1, Supervisory Report, 3 January 2022, para. 144.
[149] Exhibit 1, Supervisory Report, 3 January 2022, para. 77.
[150] Supervisory Report, Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021, Supervisory Report, Exhibit 122, SPGI0000000061.pdf, 12 May 2021 and Supervisory Report, Exhibit 124, 'SPGI0000000137.pdf, 12 May 2021.
[151] Supervisory Report, Exhibit 123, SPGI0000000116.pdf, 12 May 2021.
[152] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 1, p. 24, Exhibit 17, CAPR.000042, Email – FW: URGENT / Rating Confirmation Letter for [Issuer 5] senior unsecured Exchangeable Bond, 23 March 2022, Exhibit 18, CAPR.000032 – Email – RE: [Issuer 5] – S&P Rating Letter, 23 March 2022 and Exhibit 19, CAPR.000044 – Email – FW: [Issuer 5] – S&P Rating Letter, 23 March 2022.
[153] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 1, pp. 24-26.
[154] Exhibit 20, CAPR.000039, 23 March 2022 and Exhibit 21, CAPR.000103 – Email – FW: URGENT / Rating Confirmation Letter for [Issuer 5] senior unsecured Exchangeable Bond, 23 March 2022.
[155] Exhibit 22, CAPR.000036 – Email – RE: URGENT / Rating Confirmation Letter for [Issuer 5] senior unsecured Exchangeable Bond, 23 March 2022. For information on the PSI's employees involved in the release of [Issuer 5] Securities credit ratings, see Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 1, p. 23.
[156] Exhibit 23, CAPR.000040 – Email – RE: [Issuer 5] – S&P Rating Letter, 23 March 2022.
[157] Exhibit 24, CAPR.000060 – [Issuer 5] – RPM Job History, 23 March 2022 and Exhibit 25, CAPR.000043 – Email – CGS, Corporate Ratings: New Final Ratings Action Released to CORE – W-367853, [Issuer 5], France, 23 March 2022.
[158] Exhibit 1, Supervisory Report, 3 January 2022, para. 35.
[159] Exhibit 26, CAPR.000034 – Email – Fwd: [Issuer 5] – S&P Rating Letter, 23 March 2022.
[160] Exhibit 27, CAPR.000037 – Email – RE: [Issuer 5] – S&P Rating Letter, 23 March 2022 and Exhibit 26, CAPR.000034 – Email – Fwd: [Issuer 5] – S&P Rating Letter, 23 March 2022.

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to remove the issue credit rating. After all approvals were received, the NID team member submitted an IT request to have the credit rating removed from public view. On 25 May 2021 at 14:29 PM CET, the credit rating was removed from the PSI's website, but remained on CORE. Therefore, it was hidden from the public but remained visible to the PSI's employees[161].

73. On 26 May 2021, at 14:21 PM CET, upon [Issuer 5]'s confirmation that the rating could be made public, the credit rating was reinstated[162]. The PSI informed [Issuer 5] accordingly[163].

74. In the actions outlined above, the PSI failed to follow steps mandated by its own procedures and / or did not document those steps, in whole or in part.

2.2.6 [Issuer 6] Securities

75. On 1 September 2021 at 1:41 AM CET, [Issuer 6] contacted the PSI's employee [Redacted due to confidentiality: QR] with a request for an upcoming issue of securities on the Canadian debt capital markets by [Issuer 6], a subsidiary of the parent entity [of Issuer 6][164]. On 3 September 2021 at 2:33 AM CET, [Issuer 6] provided draft issue documents to the analyst[165]. Following discussion between the PSI and [Issuer 6] and internal processes within the PSI[166], on 8 September, [Redacted due to confidentiality: ST] from ROS asked the PSI's Primary Analyst [Redacted due to confidentiality: UV] to confirm that ROS could release the rating[167]. The rating was then released, although the issue had not yet been launched by [Issuer 6]. According to the PSI, this was due to an internal misunderstanding as to when the transaction was being launched[168]. The Rating Letter was sent by ROS to [Issuer 6] on 8 September at 14:25 PM CET [169].

76. On 8 September 2021 at 17:07 PM CET, [Issuer 6] replied to the PSI asking if the letter was meant only for internal records. [UV] from the PSI replied that the rating had been released and asked if it should be removed. At 18:22 PM CET, [Issuer 6] confirmed that the issue had not been launched and requested the removal of the credit rating[170]. Following internal processes, and after the approval of the PSI's Analytical Manager [QR], the credit rating was removed from

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[161] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 1, p. 36.

[162] Exhibit 28, CAPR.000033 – Email – RE: INC2392855 & RITM0707403 – HELP + FURTHER STEPS required, 23 March 2022.

[163] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 1, p. 38.

[164] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 2, p. 42 and Exhibit 29, CAPR.000028 – Email – FW: [Issuer 6] – New Bond, 23 March 2022.

[165] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 2, p. 42 and Exhibit 30, CAPR.000029 – Email – FW: [Issuer 6] – New Bond, please et up anRPM job., 23 March 2022.

[166] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 2, pp. 42-46.

[167] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 2, p. 47 and Exhibit 31, CAPR.000008 – Email – RE: W-372351, [Issuer 6]., rating letter, 23 March 2022.

[168] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 2, p. 47 and Exhibit 32, CAPR.000022 – Email – FW: S&P Global Ratings Rating Letter – Data change in core W-372351,[Issuer 6], AM & IBCO approval needed., 23 March 2022.

[169] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 2, p. 48 and Exhibit 33, CAPR.000016 – Email – FW: S&P Global Ratings Rating Letter – updated advanced release letter needed on Monday, 23 March 2022.

[170] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 2, p. 49 and Exhibit 11, CAPR.000001 – Email – RE: S&P Global Ratings Rating Letter, 23 March 2022.

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the PSI's Website, Ratings Direct on CapIQ, and Ratings Direct on SPGMI ("S&P Products") on 8 September at 22:45 PM CET but remained available on CORE[171].

77.   Between 24 and 27 September 2021, the issuer contacted the PSI's Primary Analyst [UV] about the launch of the issue, ahead of the closing of the transaction on 28 September[172]. After internal instructions and processes, on 28 September 2021, at 20:51 PM CET, the rating was re-released on S&P Products[173].

78.   In the actions outlined above, the PSI failed to follow steps mandated by its own procedures and / or did not document those steps, in whole or in part.

2.3 Relevant policies and procedures of the PSI on reporting to ESMA through the ERP

79.   ESMA maintains the European Rating Platform ("ERP")[174] website pursuant to its mandate under the Regulation[175]. The rating information on the ERP is collected and published daily. All registered and certified CRAs in the EU that provide credit rating activity and ancillary services must provide their credit rating data to ESMA in a standardised format[176].

80.   ESMA uses the Credit Ratings Data Reporting ("RADAR") system to collect the data submitted by CRAs. The system processes the data and performs a quality check on them. Then, a feedback file is sent to the CRA listing errors and warnings[177]. Rejected and invalid records are required to be corrected by CRAs, as CRAs are responsible for the accuracy of their ratings[178].

81.   To carry out these tasks, the PSI put in place the GRRG ERP Standard Operating Procedure ("GRRG ERP SOP")[179], which specified the responsibilities of the PSI's daily credit ratings reporting to ESMA[180].

82.   Pursuant to the GRRG ERP SOP, the PSI delivers the required data to ESMA daily via an automated process[181]. Under the ordinary operation of this automated process for the submission of files to ESMA, the GRRG ERP SOP indicates that – at 23:00 PM CET (17:00 PM

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[171] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 2, p. 49, Exhibit 34, CAPR.000011 – Email – RE: S&P Global Ratings Rating Letter –Data change in core W-372351,[Issuer 6], AM & IBCO approval needed, 23 March 2022 and Exhibit 35, CAPR.000020 – Email – Re: S&P Global Ratings Rating Letter –Data change in core W-372351,[Issuer 6], AM & IBCO approval needed., 23 March 2022.
[172] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 2, p. 53 and Exhibit 36, CAPR.000025 – Email – RE: S&P Global Ratings Rating Letter, 23 March 2022.
[173] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 2, p. 54 and Exhibit 37, CAPR.000003 – Email – RE: RITM0789431 – New assignment for CORRE IT 3rd Lvl Support, 23 March 2022.
[174] Supervisory report, Exhibit 195, Credit Ratings Data Reporting (RADAR) System.pdf.
[175] Exhibit 1, Supervisory Report, 3 January 2022, para. 155.
[176] Exhibit 1, Supervisory Report, 3 January 2022, para. 155.
[177] Exhibit 1, Supervisory Report, 3 January 2022, para. 157.
[178] Exhibit 1, Supervisory Report, 3 January 2022, para. 157.
[179] Supervisory Report, Exhibit 196, GRRG_ERP_SOP.pdf, 3 January 2016.
[180] Exhibit 1, Supervisory Report, 3 January 2022, para. 158.
[181] Exhibit 1, Supervisory Report, 3 January 2022, para. 159. See also Supervisory Report, Exhibit 196, 'GRRG_ERP_SOP.pdf', 3 January 2016, p. 4.

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EST) daily – the PSI initiates the process to upload the Ratings and Qualitative files to RADAR[182].

2.4 Events related to the reporting of [Issuer 2] credit ratings to the ERP

83. In relation to the [Issuer 2] Securities credit ratings, the PSI identified on 5 June 2019 at 12:29 CET that the credit ratings should not have been publicly disclosed[183].

84. The credit ratings were then removed on 5 June 2019 at 15:37 CET[184] from the PSI's Public Platforms and were re-released on 10 July 2019 at 20:15 CET[185].

85. The PSI nevertheless proceeded with the submission of its initial report to ESMA on 5 June 2019 at 20:58 CET[186] and the initial report on the ERP is dated 25 June 2019, between 5:00 and 5:30 AM CET[187].

86. Finally, the PSI submitted its change report on the ERP[188] on 13 July 2020 between 5:00 and 5:30 CET[189]. Therefore, although the information provided was eventually updated, for 19 days only the initial reporting was visible on the ERP[190].

3 Applicable legal provisions

87. References to the Regulation in this Statement of Findings refer to the text of the Regulation (as amended where relevant) in force at all material times in relation to the matters which are the subject of this case.

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[182] Exhibit 1, Supervisory Report, 3 January 2022, para. 162. See also Supervisory Report, Exhibit 196, 'GRRG_ERP_SOP.pdf', 3 January 2016, p. 9.
[183] Exhibit 1, Supervisory Report, 3 January 2022, para. 163, table 9. See also Supervisory Report, Exhibit 89, [Issuer 2] INC0994094.pdf, 12 May 2021.
[184] Exhibit 1, Supervisory Report, 3 January 2022, para. 163, table 9. See also Supervisory Report, Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021.
[185] Exhibit 1, Supervisory Report, 3 January 2022, para 163, table 9. See also Supervisory Report, Exhibit 204, STPGB_DATRXX_CRA3T_005103_19.xml, 23 July 2021.
[186] Exhibit 1, Supervisory Report, 3 January 2022, para. 163, table 9. See also Supervisory Report, Exhibit 199, STPGB_DATRXX_CRA3T_004987_19.xml, 23 July 2021.
[187] Exhibit 1, Supervisory Report, 3 January 2022, para. 163, table 9. See also Supervisory Report, Exhibit 200, FW SP enforcement case.msg, 6 April 2021.
[188] The PSI disputed the findings with regards to the date and time of submitting the [Issuer 2] files to ESMA and on the change report to the ERP. The PSI claims that the initial report, sent to ESMA on 5 June 2019, "*should have been available*" on the ERP on 6 June 2019. The Board acknowledges that the delay in publishing the initial ERP report was due to a backlog issue on ESMA's RADAR hub (see Exhibit 1, Supervisory Report, 3 January 2022, para. 163, table 9, footnote 415). The PSI also claimed that the change report was submitted to the ERP on 11 July 2019 but did not provide further evidence to support this assertion. Exhibit 51, Reply to the Initial SoF, 2 August 2022, Annex I, para. 134, p. 22.
[189] Exhibit 1, Supervisory Report, 3 January 2022, para. 163, table 9. See also Supervisory Report, Exhibit 200, FW SP enforcement case.pst, 6 April 2021.
[190] Exhibit 1, Supervisory Report, 3 January 2022, para. 164.

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3.1 Relevant legal provisions regarding the internal control mechanisms

88. Article 6(2) of the Regulation provides that "In order to ensure compliance with paragraph 1, a credit rating agency shall comply with the requirements set out in Sections A and B of Annex I".

89. Point 3 of Section A of Annex I of the Regulation provides that "A credit rating agency shall establish adequate policies and procedures to ensure compliance with its obligations under this Regulation".

90. In addition, Point 4 of Section A of Annex I of the Regulation states that: "A credit rating agency shall have sound administrative and accounting procedures, internal control mechanisms, effective procedures for risk assessment, and effective control and safeguard arrangements for information processing systems.

    Those internal control mechanisms shall be designed to secure compliance with decisions and procedures at all levels of the credit rating agency.

    A credit rating agency shall implement and maintain decision-making procedures and organisational structures which clearly and in a documented manner specify reporting lines and allocate functions and responsibilities".

91. Regarding the infringement, point 12 of Section I of Annex III of the Regulation states that: "The credit rating agency infringes Article 6(2), in conjunction with point 4 of Section A of Annex I, by not having sound administrative or accounting procedures, internal control mechanisms, effective procedures for risk assessment, or effective control or safeguard arrangements for information processing systems; or by not implementing or maintaining decision-making procedures or organisational structures as required by that point".

3.2 Relevant legal provisions regarding the disclosure and discontinuation of credit ratings

92. Article 2(1) of the Regulation provides: "This Regulation applies to credit ratings issued by credit rating agencies registered in the Union and which are disclosed publicly or distributed by subscription".

93. Article 10(1) of the Regulation reads as follows: "A credit rating agency shall disclose any credit rating or rating outlook, as well as any decision to discontinue a credit rating, on a non-selective basis and in a timely manner. In the event of a decision to discontinue a credit rating, the information disclosed shall include full reasons for the decision.

    The first subparagraph shall also apply to credit ratings that are distributed by subscription".

94. Regarding the infringement, point 5 of Section III of Annex III of the Regulation provides that: "a credit rating agency infringes Article 10(1) by not disclosing on a non-selective basis or in a timely manner a decision to discontinue a credit rating, including full reasons for the decision".

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3.3 Relevant legal provisions regarding the reporting to ESMA through the ERP

95. Article 11a(1) of the Regulation reads as follows: "A registered or certified credit rating agency shall, when issuing a credit rating or a rating outlook, submit to ESMA rating information, including the credit rating and rating outlook of the rated instrument, information on the type of credit rating, the type of rating action, and date and hour of publication".

96. Regarding the infringement, point 4a of Section II of Annex III of the Regulation provides that: "The credit rating agency infringes Article 11a(1) by not making available the required information or by not providing that information in the required format as referred to in that paragraph".

97. With regards to Commission Delegated Regulation (EU) 2015/2, the following provisions should be taken into consideration:

98. Article 1(2) of Commission Delegated Regulation (EU) 2015/2 provides that: "'Credit rating agencies shall ensure the accuracy, completeness and availability of the data reported to ESMA and shall ensure that reports are submitted in accordance with Articles 8, 9 and 11 using appropriate systems developed on the basis of technical instructions provided by ESMA".

99. Article 8(2) of Commission Delegated Regulation (EU) 2015/2 provides that: "Credit ratings and rating outlooks referred to in paragraph 1, issued between 20:00:00 Central European Time (CET) on one day and 19:59:59 CET on the following day shall be reported until 21:59:59 CET on the following day".

100.   Article 13(3) of Commission Delegated Regulation (EU) 2015/2 sets forth that: "Where a credit rating agency identifies factual errors in data that have been reported, it shall correct the relevant data without undue delay according to the technical instructions provided by ESMA".

4   Legal assessment

4.1 Findings regarding the internal control infringement

101.   This section of the Statement of Findings analyses whether the PSI committed the infringement at Point 12, Section I, Annex III of the Regulation:

"The credit rating agency infringes Article 6(2), in conjunction with point 4 of Section A of Annex I, by not having sound administrative or accounting procedures, internal control mechanisms, effective procedures for risk assessment, or effective control or safeguard arrangements for information processing systems; or by not implementing or maintaining decision-making procedures or organisational structures as required by that point".

4.1.1 Analysis

102.   The issue at stake in this case is whether the PSI has breached its obligation under Article 6(2), in conjunction with Point 4 of Section A of Annex I of the Regulation to have sound administrative or accounting procedures, internal control mechanisms, effective procedures for risk

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assessment, or effective control or safeguard arrangements for information processing systems; or by not implementing or maintaining decision-making procedures or organisational structures.

103.   As described in more detail in Sections 2.1 and 2.3 above, the PSI had in place a number of procedures governing the release of credit ratings, the withdrawal of credit ratings and their uploading to the ERP.

104.   However, as detailed below, the PSI's internal control mechanisms were inadequate in a number of ways.

105.   Before examining the specific factual circumstances of the instant case, a detailed examination of the wording and the context of Point 12 of Section I of Annex III of the Regulation, along with Article 6(2) and Point 4 of Section A of Annex I of the Regulation is necessary. Below, that analysis is performed before that covering the facts.

4.1.1.1   Analysis of the relevant provisions of the Regulation

106.   Article 6 of the Regulation, entitled "Independence and avoidance of conflicts of interest", provides:

"1. A credit rating agency shall take all necessary steps to ensure that the issuing of a credit rating or a rating outlook is not affected by any existing or potential conflicts of interest or business relationship involving the credit rating agency issuing the credit rating or the rating outlook, its shareholders, managers, rating analysts, employees or any other natural person whose services are placed at the disposal or under the control of the credit rating agency, or any person directly or indirectly linked to it by control.

2. In order to ensure compliance with paragraph 1, a credit rating agency shall comply with the requirements set out in Sections A and B of Annex I."

107.   Annex I, Section A, Point 4 of the Regulation provides:

"A credit rating agency shall have sound administrative and accounting procedures, internal control mechanisms, effective procedures for risk assessment, and effective control and safeguard arrangements for information processing systems.

Those internal control mechanisms shall be designed to secure compliance with decisions and procedures at all levels of the credit rating agency.

A credit rating agency shall implement and maintain decision-making procedures and organisational structures which clearly and in a documented manner specify reporting lines and allocate functions and responsibilities."

108.   Annex III, Section 1, Point 12 of the Regulation provides:

"The credit rating agency infringes Article 6(2), in conjunction with point 4 of Section A of Annex I, by not having sound administrative or accounting procedures, internal control mechanisms, effective procedures for risk assessment, or effective control or safeguard arrangements for

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information processing systems; or by not implementing or maintaining decision-making procedures or organisational structures as required by that point."

109.   Annex I, Section A, Point 4 of the Regulation therefore sets out the organisational requirements imposed on CRAs, and requires that a CRA's internal control mechanisms shall be designed to secure compliance with decisions and procedures at all levels of the credit rating agency.

110.   As noted above, Article 6 of the Regulation is entitled "Independence and avoidance of conflicts of interest". This may lead one to the conclusion that the procedures and mechanisms that are referred to in Annex III, Section 1, Point 12 of the Regulation are only those which seek to avoid conflicts of interest or mitigate their harmful effects. In the case at hand, there is no evidence of any conflicts of interest.

111.   However, it is clear from the relevant jurisprudence that, when interpreting a provision of EU law, aside from the wording of the provision itself, one must consider the context in which it occurs and the objectives pursued by the rules of which it is a part[191]. One consequence of this approach is that one must adopt a teleological approach to the interpretation of provisions: once a provision's purpose is identified, its detailed terms will be interpreted so as to ensure that the provision in question retains its effectiveness.[192]

112.   The PSI contested the application of the cited case law in the context of this case.[193] However, further to a careful review of the PSI's arguments and the relevant case law, the Board finds that despite some factual differences in the cases, the principles developed in the case law are nevertheless applicable to the current case. Thus, the requirement for a CRA to have sound internal controls must be interpreted by considering the context of the relevant provisions and the objectives pursued by the requirement and the Regulation as a whole.

113.   It is plain that the general aims and objectives of the Regulation, as well as the broad scope of the provisions in Annex I, Section A, go beyond the avoidance of conflicts of interest. Following the general logic and purpose of the Regulation, therefore, the requirements listed in Annex I, Section A cannot be construed as serving exclusively to prevent conflicts of interest. Organisational requirements imposed on CRAs by the Regulation must be interpreted as serving the overarching goals of the Regulation itself, and particularly the improvement of investor confidence and the protection of consumers. This intended purpose of the Regulation is evidenced in Recitals (1) and (2) and Article 1 of the Regulation.

114.   Recital (1) provides:

"Credit rating agencies play an important role in global securities and banking markets, as their credit ratings are used by investors, borrowers, issuers and governments as part of making informed investment and financing decisions. Credit institutions, investment firms, insurance undertakings, assurance undertakings, reinsurance undertakings, undertakings for collective investment in transferable securities (UCITS) and institutions for occupational retirement provision may use those credit ratings as the reference for the calculation of their capital

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[191] Case C-533/08 *TNT Express Nederland* [2010] ECR I-4107, paragraph 44 and the case-law cited.
[192] See, for example, Case C-439/08 *VEBIC*, paragraph 61.
[193] See PSI's written submissions in response to the Board's initial Statement of Findings, para. 23.

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requirements for solvency purposes or for calculating risks in their investment activity. Consequently, credit ratings have a significant impact on the operation of the markets and on the trust and confidence of investors and consumers. It is essential, therefore, that credit rating activities are conducted in accordance with the principles of integrity, transparency, responsibility and good governance in order to ensure that resulting credit ratings used in the Community are independent, objective and of adequate quality."

115.   Recital (2) provides in part:

"It is … important to lay down rules ensuring that all credit ratings issued by the credit rating agencies registered in the Community are of adequate quality and issued by credit rating agencies subject to stringent requirements …"

116.   The broad goal of the Regulation is set out in Article 1 (emphasis added):

"This Regulation introduces a common regulatory approach in order to enhance the integrity, transparency, responsibility, good governance and independence of credit rating activities, contributing to the quality of credit ratings issued in the Union and to the smooth functioning of the internal market, while achieving a high level of consumer and investor protection. **It lays down conditions for the issuing of credit ratings and rules on the organisation and conduct of credit rating agencies, including their shareholders and members, to promote credit rating agencies' independence, the avoidance of conflicts of interest, and the enhancement of consumer and investor protection.**"

117.   A broader interpretation must also take into account Recital (26) of the Regulation (emphasis added):

"**Credit rating agencies should establish appropriate internal policies and procedures in relation to employees and other persons involved in the credit rating process in order to** prevent, identify, eliminate or manage and disclose any conflicts of interest and **ensure at all times the quality, integrity and thoroughness of the credit rating and review process**. Such policies and procedures should, in particular, include the internal control mechanisms and compliance function."

118.   The context of Annex I is also instructive: it is headed "Independence and avoidance of conflicts of interest'. Section A, which is headed "Organisational requirements", lists 10 organisational requirements. Certain of these organisational requirements are expressly aimed at ensuring the CRA's independence and preventing conflicts of interest: see points 1(a) and (b); point 2(1); point 7. However, importantly for present purposes, other provisions in Section A impose broader requirements, as is clear from: point 1(c) requiring that the CRA "complies with the remaining requirements of this Regulation"; points 2(2), 2(5), 2(6), points 3 and 4 (sound administrative and accounting procedures, internal control mechanisms, effective procedures for risk assessment and effective control and safeguard arrangements for information processing systems); points 5 and 6 (compliance function department); point 8 (continuity and regularity in performance of credit rating activities); point 9 (review of methodologies, ensuring accuracy); and point 10 (system and internal control monitoring).



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119. Finally, it is notable that the internal heading of Annex III, Section I, is "Infringements related to conflicts of interest, organisational or operational requirements"; the infringement set out in Annex III, Section I, point 12 is listed under that broader heading.

120. Therefore, the co-legislators expressly made a link between the internal policies and procedures of a CRA, including its internal control mechanisms, the independence of a CRA and the broader objective of ensuring the quality and thoroughness of credit ratings.

121. The scope of application of the Regulation, insofar as it imposes obligations upon a CRA, thus aims at improving investor confidence and protecting consumers where there is or might arise a conflict of interest, but also has a broader remit. In particular, besides the objective to have credit ratings issued by CRAs that meet a necessary level of quality and thoroughness, this broader remit results from the emphasis in the Regulation upon the need for a CRA to maintain a certain standard of organisational requirements.

122. It should be noted that this broad interpretation of the relevant provisions mirrors ESMA practice to date. By way of example, already in its 2014 Decision concerning Standard & Poor's[194] and its 2015 Decision concerning DBRS[195], the Board found that the respective CRAs had infringed Point 12 in circumstances where those infringements did not relate to a conflict of interest or a lack of independence. This broad approach has also been endorsed by the Joint Board of Appeal of the European Supervisory Authorities, which assessed the compliance with the Internal Control Requirement by an applicant for registration as a CRA without making a link with conflicts of interest or a lack of independence, stating to the contrary that "internal control mechanisms are a necessary part of good governance".[196]

123. In short, the provisions of the Regulation setting out organisational requirements, by their very nature, must be deemed to serve the whole range of objectives pursued by the Regulation.

124. Further, as noted at Article 10(1) of the Regulation, timely disclosures of credit ratings are crucial: "A credit rating agency shall disclose any credit rating or rating outlook, as well as any decision to discontinue a credit rating, on a nonselective basis and **in a timely manner**" (emphasis added). The concept of "timely manner" is not defined in the Regulation for the purpose of Article 10(1). However, considering the ordinary meaning[197] of the word "timely", it can be considered as meaning a "prompt", but also "adequate" timing. As such, a disclosure occurring prematurely cannot be considered as occurring at an adequate timing and is therefore not performed in a timely manner.

125. The PSI disputes the legal assessment set out above: "The IIO's interpretation is problematic as it disregards the clear purpose of the provision on the basis that a different interpretation

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[194] ESMA press release "ESMA censures Standard & Poor's for internal control failings", 3 June 2014, document ESMA/2014/596, available at https://www.esma.europa.eu/sites/default/files/library/2015/11/2014-596_esma_censures_standard_u_poors_for_internal_control_failings.pdf.

[195] ESMA press release "ESMA fines DBRS Ratings Ltd. for internal control failings", 29 June 2015, document ESMA/2015/1050, available at https://www.esma.europa.eu/sites/default/files/library/2015/11/2015-1050_esma_fines_dbrs_for_internal_control_failings.pdf.

[196] Board of Appeal (BoA) Decision of 10 January 2014: *Global Private Rating Company v ESMA*, paragraphs 125 to 132, available at https://www.esma.europa.eu/sites/default/files/library/2015/11/boa_2013-14_board_of_appeal_-_decision_on_appeal_gprc_v_esma_-_10_january_2014_-_rectified_0.pdf.

[197] Exhibit 41, TIMELY _ Meaning in the Cambridge English Dictionary, 16 June 2022.

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might be more consistent with certain broader, overarching notions of the CRA Regulation. This interpretation would result in an overly strained interpretation of the natural meaning of the provision and would hinder credit ratings agencies' abilities to interpret and apply it consistently. This would be counterproductive to achieving the CRA Regulation's aims."[198] However, as set out above, the Board agrees with the IIO's interpretation of the relevant provisions, which is consistent with the broad aims of the Regulation as set out in Recital (26), for example. The narrow interpretation proposed by the PSI would bar ESMA from sanctioning deficient internal controls in credit rating agencies, unless those controls related to conflicts of interest, leaving the provision ineffective in enforcing the Regulation's aims, as set out above.

126. To conclude this part of the analysis, the internal controls and procedural requirements imposed on CRAs extend beyond independence or conflicts of interest and prompt an assessment of the overall soundness of internal controls and procedures adopted to ensure compliance with all of its obligations under the Regulation. In particular, a CRA shall have sound administrative and accounting procedures and internal control mechanisms which are able to prevent the non-timely disclosure of credit ratings.

4.1.1.2   Application to the instant case

127. The PSI can commit this infringement by putting in place a framework (policies, procedures and guidance documents) which is not capable of achieving its purpose, i.e., of identifying and preventing non-compliant conduct; or by failing to implement the framework effectively and efficiently.

128. In the instant case, internal controls (if properly established, maintained and implemented) should have prevented premature disclosures of credit ratings and ensured in cases where there were premature disclosures that remedial action was taken in line with the PSI's regulatory obligations.

129. It is relevant to note in this context that the documenting of steps is crucial to allow all relevant persons to know and understand the checks performed, the results of these checks and any flaws discovered that should be addressed. These obligations are discussed further below.

130. The Board finds that there are three principal ways in which the PSI did not comply with its obligations regarding the internal control mechanisms. First, the procedures and guidance documents themselves were flawed in their design, as in certain regards they were not capable of achieving their purpose, i.e., of identifying and preventing non-compliant conduct related to premature disclosures and their consequences. Second, the relevant procedures were not implemented properly. Third, the compliance checks in the framework were inadequate and the Compliance function was not sufficiently involved in the implementation of internal control procedures. Each shortcoming is dealt with in turn below.

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[198] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 20.3. See also PSI's written submissions in response to the Board's initial Statement of Findings, para. 22.

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Flaws in the procedures

131.   As noted in Section 2.1, there were a number of procedures which were relevant for the disclosure of the credit ratings, their removal and reinstatement. There were several flaws inherent in the procedures themselves. First, as regards the issue of timing in the RPM process, there was no evidence either in the RPM workflow narrative document[199] or in the STM Guide[200], which the PSI provided in support of its narrative document, of any controls regarding obtaining clear instructions from an issuer as to the timing of a credit rating release. Second, in the case of the credit ratings for [Issuer 1] Securities, where the credit ratings removal process entailed the addition of a confidential flag, the Escalation Manual (12 November 2018 and 30 March 2020 versions[201]) did not indicate a specific credit ratings reinstatement process (with clear allocated tasks and checks and controls) whereby the confidential flag would be removed to make the credit ratings visible again. Third, until it was updated, the Issue Request Template in the NID process did not contain a section (with clear allocated tasks and checks and controls) on ratings releases and timing.

132.   Further, as noted at Section 2.3, there was an automated process for the submission of ratings to the ERP: the GRRG ERP SOP[202] specified the responsibilities of the PSI's daily credit ratings reporting to ESMA[203]; and pursuant to the GRRG ERP SOP, the PSI delivered the required data to ESMA daily via an automated process[204]. However, this process did not incorporate checks to ensure the accuracy of the reporting to the ERP, with the result that in one instance the ratings for [Issuer 2] as displayed on the ERP were incorrect for 19 days. This is evidence of a flaw in the ERP submission procedures themselves.

133.   The PSI stated that it did not agree with the assertion "that there was no evidence of "any controls regarding obtaining clear instructions from an issuer as to the timing of a credit rating release" in the RPM workflow or STM Guide. As noted in step 1 of Workflow 21 there is "interaction between the issuer and a Commercial employee to engage in credit rating activities". Further, steps 2 and 3 pertain to both scheduling a committee and drafting a Job Initiation Template. These steps would, by necessity, involve the discussion of when the rating is to be released."[205] The point remains, however, that "interaction" does not necessarily mean that the timing of the release will be discussed and clearly agreed. Furthermore, the steps identified by the PSI do not provide for a safeguard against the premature release of credit ratings, as the ratings were still released prematurely. Those safeguards were only introduced when changes were made by the PSI, as detailed: see, for example, "the Issue Request Template was updated with a dedicated section on ratings releases and timing, and another section related to Rating Letters, to clarify the NID process". Such specific safeguards were absent prior to the second half of 2021.

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[199] Supervisory Report, Exhibit 47, 'RPM Workflow Steps_Final.xlsx'.

[200] Supervisory Report, Exhibit 133, 'Guide_STM In EMEA.pdf'.

[201] Exhibit 1, Supervisory Report, 3 January 2022, para. 79, Supervisory Report, Exhibit 125, Operations & Technology S&P.com Product Escalations v3.3.20.pdf, 12 May 2021 and Supervisory Report, Exhibit 126, D&O Product_S&P.com Escalations (3450_2).pdf, 23 July 2021.

[202] Supervisory Report, Exhibit 196, GRRG_ERP_SOP.pdf, 3 January 2016.

[203] Exhibit 1, Supervisory Report, 3 January 2022, para. 158.

[204] Exhibit 1, Supervisory Report, 3 January 2022, para. 159. See also Supervisory Report, Exhibit 196, 'GRRG_ERP_SOP.pdf', 3 January 2016, p. 4.

[205] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 21.2.

EXHIBIT VII

134. The PSI also took issue with the assessment of the GRRG ERP SOP, stating that "the reporting to the ERP in relation to the Releases was accurate. In any event, S&P considers that it is incorrect to make such a sweeping statement as it is clear there are various controls built into the GRRG ERP SOP process to ensure the accuracy of information, such as quality assurance checks and IT testing."[206] The fact remains that the initial reporting to the ERP was not accurate, as it was premature.

Flaws in implementation

135. In addition to the design flaws noted above, the evidence shows a very large number of shortcomings in the implementation of the PSI's relevant procedures governing the release, removal and re-release of the PSI's ratings.

136. Regarding **[Issuer 1] Securities**, a number of steps in the RPM Workflow Narrative Document were not performed or were only performed in part: most notably steps 2, 4, 5, 6, 11, 14, 16 and 18. As regards the removal of the [Issuer 1] rating from Public Platforms, there is no evidence of the complete performance of steps 4 and 5 of section 2.6 of the Escalation Manual[207], or the evidence is of only partial and/or uncertain performance of those steps[208]. In the context of the re-release of those same ratings[209], the performance of step 2 of Section 2.2 of the Escalation Manual did not appear to be complete. Further, there was no evidence of any confirmation from the ROS team that the rating appeared on S&P Products.

137. Regarding **[Issuer 2] Securities**, several steps in the NID Workflow Narrative Document were not performed or were only performed in part[210]: namely steps 7, 9 and 10. In addition, there was no evidence of the performance of steps 2, 3, 4, 5, 6, 11, 12, 13, 15, 17, 18, 19 and 21 of the NID Workflow Narrative Document. As to the removal of those ratings, the evidence shows that a number of steps at Section 2.2 of the Escalation Manual[211] were not performed or were only performed in part [212], namely steps 2, 3 and 5. In addition, there was no evidence of the performance of steps 1, 6 and 7 of Section 2.2 of the Escalation Manual. In the context of the reinstatement of [Issuer 2] Securities[213] credit ratings, there is no evidence of the complete performance of step 2 of Section 2.2 of the Escalation Manual.

138. Regarding **[Issuer 3] Securities**, several steps in the NID Workflow Narrative Document were not performed or were only performed in part[214], most notably steps 7, 9, 10 and 19. In addition, there was no evidence of the performance of steps 2, 3, 4, 5, 6, 11, 12, 13, 15, 17, 18, and 21 of the NID Workflow Narrative Document.

139. Regarding **[Issuer 4] Securities**, a number of steps in the NID Workflow Narrative Document were not performed or were only performed in part[215], namely steps 7, 9, 10, and 19. In addition,

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[206] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 21.3.
[207] Supervisory Report, Exhibit 126, D&O Product_S&P.com Escalations (3450_2).pdf, 23 July 2021, pp. 7-8.
[208] Exhibit 1, Supervisory Report, 3 January 2022, para. 88, Table 3, pp. 27-29.
[209] Exhibit 1, Supervisory Report, 3 January 2022, para. 94, Table 7, pp. 40-43.
[210] Exhibit 1, Supervisory Report, 3 January 2022, para. 94, Table 5, pp. 31-36.
[211] Supervisory Report, Exhibit 126, D&O Product_S&P.com Escalations (3450_2).pdf, 23 July 2021, pp. 7-8.
[212] Exhibit 1, Supervisory Report, 3 January 2022, para. 94, Table 5, pp. 31-36.
[213] Exhibit 1, Supervisory Report, 3 January 2022, para. 94, Table 7, pp. 40-43.
[214] Exhibit 1, Supervisory Report, 3 January 2022, para. 94, Table 5, pp. 31-36.
[215] Exhibit 1, Supervisory Report, 3 January 2022, Table 5, pp. 31-36.

EXHIBIT VII

there was no evidence of the performance of steps 2, 3, 4, 5, 6, 11, 12, 13, 15, 17, 18, and 21 of the NID Workflow Narrative Document. As to the removal of those ratings, several steps required by the Escalation Manual[216] were not performed or were only performed in part[217], namely steps 3 and 5. In respect to steps 1, and 6 of the Escalation Manual, there is no evidence of the performance of these steps. In the context of the reinstatement of [Issuer 4] Securities credit ratings[218], there is no evidence of the complete performance of steps 1 and 2 of the Escalation Manual.

140.   Regarding **[Issuer 5] Securities**, step 1 of the NID ratings release process does not appear to have been properly followed. Further, step 11 of the NID ratings release process, which requires, where relevant, the creation of the Rating Letter simultaneously with the FTP process (eFeeds Template macro), was only performed in part[219]. In addition, there was no evidence of the performance of steps 2, 3, 12, 13, 17 and 21 of the NID Workflow Narrative Document[220]. As to the removal of [Issuer 5] Securities credit ratings, there was no evidence of the performance of steps 4, 5, 7 and 8 of Section 2.2 of the Escalation Manual[221].

141.   Regarding **[Issuer 6]**, step 12 of the RPM ratings release process was only performed in part[222]. As to the removal of [Issuer 6] Securities credit ratings, in respect to steps 3, 4 and 6 of Section 2.6 of the Escalation Manual, there was no evidence of the performance of these steps[223].

142.   It is clear from the foregoing that the PSI failed to implement properly its own procedures governing the release, removal and re-release of credit ratings. These shortcomings are strong evidence of failings in the PSI's internal control mechanisms which lasted over a period of over two years (from June 2019 to September 2021) and concerned six different securities. These failings were not minor: taken together, they resulted in non-timely releases of credit ratings and other incidents contrary to the PSI's obligations under the Regulation.

143.   The PSI disagreed with the assessment of the RPM workflow and argued that several steps were undocumented as "some steps will naturally not produce or warrant such documentary evidence"[224]. According to the PSI, if these undocumented steps were not taken, the ones that were documented would not have been performed. The PSI also claimed that these failings were inconsequential as "they had no impact on the substance or timing of the releases"[225].

144.   As to the assertion that certain steps do not require or warrant documentary evidence, the Board takes the view that, in principle, it is important that all steps in the relevant procedures be documented, or at the very least be visible as part of an audit trail.

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[216] Supervisory Report, Exhibit 125, Operations & Technology S&P.com Product Escalations v3.3.20.pdf, 12 May 2021.
[217] Exhibit 1, Supervisory Report, 3 January 2022, Table 6, pp. 35-39.
[218] Exhibit 1, Supervisory Report, 3 January 2022, para. 94, Table 7, pp. 40-43.
[219] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 1, pp. 24-33.
[220] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 1, pp. 24-33.
[221] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 1, pp. 34-37.
[222] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 2, pp. 42-48.
[223] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 2, pp. 49-52.
[224] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 22.4.
[225] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 22.6.

EXHIBIT VII

145.   In this context, it is worth recalling that record-keeping is an integral part of a CRA's duties under the Regulation. Article 6(2) set out a CRA's obligation to comply with the requirements set out, among others, in Section B of Annex I.

146.   Point 7 of Section B of Annex I, meanwhile, sets out the organisational requirement to arrange for adequate records and, where appropriate, audit trails of the CRA's credit rating activities to be kept, expressly including, among others, "(d) the records documenting the established procedures and rating methodologies used by the CRA to determine credit ratings and rating outlooks … (g) records of the procedures and measures implemented by the CRA to comply with the CRA Regulation, and (h) copies of internal and external communications, including electronic communications, received and sent by the CRA and its employees, that relate to credit rating activities". Point 8 of Section B of Annex I of the Regulation also sets out the requirement to keep records and audit trails referred to in Point 7 of the same Section at the premises of the registered CRA for at least five years and make them available upon request to ESMA.

147.   These obligations were deemed sufficiently important by the co-legislators to make a failure to meet them an infringement under Annex III, Section II, points 1 and 2 of the Regulation.

148.   A failure to record steps in procedures cannot lead to the conclusion that the PSI had adequate internal controls.

149.   Based on the analysis of the evidence in the case, the Board concludes that the PSI's internal control system was not sufficient to ensure compliance with its obligations under the relevant legislation. Many steps were not performed, and once the failings are taken together, it is clear that these were not inconsequential. The Board finds that there is strong evidence of a failure to implement robust internal control procedures.

<u>Compliance failings</u>

150.   In the instant case, the compliance checks in the relevant framework were inadequate and the Compliance function was not sufficiently involved in the implementation of the PSI's internal control mechanisms which are relevant for the publication of the credit ratings, their removal and reinstatement.

151.   Of the premature releases detailed above, the [Issuer 2] release was the first in time (June 2019). It was followed by the [Issuer 1] release (September 2019), [Issuer 3] (March 2020), [Issuer 4] (June 2020), [Issuer 5] (May 2021) and [Issuer 6] (September 2021). As regards the notification of the Compliance function about premature releases, in relation to half of the credit ratings that are the subject of this case, the PSI's Compliance function was not made aware of the premature releases.

152.   In this respect, the PSI stated: "The [Issuer 1] rating was immediately escalated to Compliance and subsequently Legal as the analyst sought advice about how to remove the rating from publication … Legal and Compliance were not involved in discussions about the removal of the

EXHIBIT VII

[Issuer 2], [Issuer 3] and [Issuer 4] ratings as they were not aware of these releases at the time. In the cases of [Issuer 5] and [Issuer 6], Compliance was informed."[226]

153.   In particular, the PSI stated that "the [Issuer 1] Release was made in reliance on a waiver … and so was not considered to be an internal controls issue"[227], despite the occurrence of a premature release. The "[Issuer 2], [Issuer 3] and [Issuer 4] Releases were conducted in accordance with an exceptions process and therefore not escalated to Legal and Compliance"[228]. More precisely, the releases related to the [Issuer 2], [Issuer 3] and [Issuer 4] issuances occurred because of internal misunderstandings and miscommunication[229]. On the PSI's account, individuals involved in the publication of the releases did not consider these to be potential errors and therefore did not escalate them to Compliance. The PSI acknowledged "that the decision of the relevant individuals not to escalate the [Issuer 2], [Issuer 3] and/or [Issuer 4] Releases to Compliance as potential errors under the Error Correction SOP is unfortunate as, had they been escalated, S&P's Compliance function would have assessed whether there was a need for enhancements to internal controls in this context, significantly sooner."[230] Concerning the [Issuer 5] and [Issuer 6] releases, the PSI asserted that both the releases were escalated to Compliance, proving that its "processes for dealing with premature releases … were effective and robust"[231].

154.   The PSI provided further details about the failure to inform Internal Audit, Legal and Compliance of the removal, re-release and publication of the ratings for [Issuer 2], [Issuer 3] and [Issuer 4]: "Prior to May 2021, the Risk and Internal Control Function was not informed of the [Issuer 2], [Issuer 3], [Issuer 4] and [Issuer 1] releases … these events were not determined to be errors, as defined by the Error Correction SOP, so were not escalated. In April and May 2021, EMEA Compliance clarified to analysts, via analytical huddles, that premature releases should be escalated as potential errors. In May 2021, the premature release was escalated by EMEA Compliance to the Internal Control Function. The [Issuer 6] rating was also escalated on 8 September 2021 to IBC and Compliance and escalated to the Internal Control Function thereafter."[232]

155.   In addition, the PSI provided further detail about efforts to remedy the issues that led to the premature releases following the clarifications of April and May 2021 that premature releases should be escalated as potential errors to Compliance: "This led to the escalation and further consideration of the premature releases and the underlying processes … This led to a number of enhancements: In October 2021, changes were made to the Escalations Manual to introduce: A requirement to inform Compliance and the IBC group of premature releases (paragraph 2.2(i)(g) and 2.2(4)(g)); and A requirement to obtain Analytical Manager approval to suppress and re-release a credit rating (paragraphs 2.2(i)(d) and 2.2(4)(d)). Also in October 2021, the Issue Request Template was updated with a dedicated section on ratings releases and timing, and another section related to Rating Letters, to clarify the NID process. In November 2021, the CWG met to consider the risks related to premature releases. … The CWG did, however, agree

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[226] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, pp. 6-7.
[227] See PSI's written submissions in response to the Board's initial Statement of Findings, para. 26.
[228] See PSI's written submissions in response to the Board's initial Statement of Findings, para. 26.
[229] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 17.1.
[230] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 17.4.
[231] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 18.3.
[232] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, p. 6.

EXHIBIT VII

to, and implement, the following actions: In November 2021, the NID was reminded to confirm rating release instructions with the relevant analyst; In November 2021, Compliance reminded the analyst teams to clarify the release date with issuers before releasing credit ratings; and From November 2021, ongoing monitoring of premature releases of credit ratings by IBC is being conducted."[233]

156. It is clear from the foregoing that Compliance was notified about the premature release of the [Issuer 1] rating in September 2019 but did not take any substantive follow-up action. By this point, the premature release of the [Issuer 2] rating had already occurred some three months previously. The [Issuer 3] and [Issuer 4] releases then occurred in March and June of 2020. Further, ESMA Supervisors corresponded with the PSI in June and July 2020 about the premature release of the [Issuer 1] rating.[234] This was followed by a Request for Information in April 2021.[235] However, notwithstanding the foregoing, the PSI's Compliance function was only involved in addressing the issue from April 2021, some 22 months after the first premature release. Following the involvement of Compliance, several substantive changes were introduced to reduce the likelihood of premature releases, as detailed above.

157. In this context, it is worth recalling that the PSI stated that "… both the RPM and NID processes are subject to comprehensive internal policies and controls, which set out the conditions of use, the steps to be followed and control measures to manage risk. Oversight and monitoring of the adequacy and effectiveness of these controls is provided through [the PSI's] internal control structure. This includes a quarterly review process across [the PSI], coordinated by the Risk and Internal Control Function, to identify potential deficiencies in the internal control structure and areas for control improvement. Following each quarterly review, the Controls Working Group … holds a follow up meeting to review the identified control issues and make a final determination of whether a deficiency existed in the internal control structure."[236]

158. As to the fact that the premature release issue was only escalated to the Controls Working Group in November 2021, the PSI asserted that "The presentation of the issue to the CWG in November 2021 represented the culmination of remediation work over a period of time leading up to that point. During the period from June and October 2021, several meetings were held, and emails exchanged between IBC, Compliance and the Risk and Internal Control Function to evaluate the issue."[237]

159. It is notable from the foregoing that no justification is given by the PSI for the fact that before June 2021, the quarterly review process failed to engender any changes, despite the fact that five releases of ratings were issued prematurely over the course of just under two years (from [Issuer 2] in June 2019 to [Issuer 5] in May 2021). The Board finds that this is indicative of a serious failure to involve Compliance in addressing the deficiencies identified in the PSI's internal control mechanisms.

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[233] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, pp. 20-21.
[234] Exhibit 1, Supervisory Report, 3 January 2022, para. 26.
[235] Exhibit 1, Supervisory Report, 3 January 2022, para. 29.
[236] Exhibit 9, PSI's Comments on the Supervisory Report, 28 January 2022, para. 6.
[237] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Question 33, p. 18.

EXHIBIT VII

160. In this respect, the PSI notes that "[i]t is unreasonable to characterise the fact that Compliance did not learn about the three releases until 2021 as a serious failing. … Compliance has to take a proportionate risk-based approach to ensuring compliance with S&P's internal controls, and in managing and monitoring issues. This approach is driven by identified risks. It is not reasonable to determine, based on the facts known to Compliance at the time, that Compliance should have identified a broader risk regarding premature releases, and that it should have assessed the need for further internal controls on that basis … the suggestion … that Compliance should have identified the risk of premature releases following the [Issuer 1] release, which had been escalated to Compliance, is not accepted."[238] However, without taking a position on the question of a risk-based approach to compliance, it remains the case that, once alerted to the premature release of the [Issuer 1] rating in September 2019 Compliance did not do anything of substance in response to what appeared to be a failure to ensure that a credit rating was published in a timely manner. At the very least, Compliance could have sought at that point to ensure that any future untimely releases should be brought to its attention; in the event, it did not do so, and future premature releases were not escalated. The PSI sought to explain this apparent failing by pointing to a misunderstanding with the issuer[239], rather than addressing the fact that, at that moment, its internal controls were not sufficiently robust to ensure that ratings were published at the correct time.

161. Contrary to the PSI's assertions, the Board finds that the PSI did not have an effective and robust process to deal with premature releases. Concerning [Issuer 2], [Issuer 3] and [Issuer 4], matters were not escalated to Compliance. In the case of [Issuer 5] and [Issuer 6], even if the escalation to Compliance took place, that action is not sufficient of itself to prove the effectiveness of the PSI's internal procedures. The premature releases still occurred and escalation should have happened in every instance; this goes beyond the "unfortunate" [240] and serves to show that the PSI's procedures were inadequate in this respect. The fact that the changes made by the PSI in 2021 included a recommendation that instances of premature release should be escalated as potential errors to Compliance shows that premature releases of ratings were always errors worthy of escalation to Compliance and that the PSI in 2021 acknowledged the need to do so. Further, the Board considers the broader point as outlined above to remain valid: the fact that Compliance was not involved in a substantive way earlier than 2021 is itself indicative of shortcomings in the PSI's internal controls.

162. Finally, the PSI considered that "the Releases were extremely rare, standalone events that took place in the context of thousands of correctly timed and executed releases" [241], "demonstrating that there was no systemic issue with S&P's internal control mechanisms."[242] The PSI notably indicated the following: "[Issuer 4], [Issuer 3], [Issuer 2] and [Issuer 5] were released through the NID. Between 2019 and 2021 (the period when the premature releases occurred), the NID published a total of 10,524 credit ratings in EMEA. Therefore, the premature releases represent less than 0.05% of the total number of credit ratings released by S&P during the period in question. [Issuer 1] and [Issuer 6] were released through the RPM process. During 2019 to

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[238] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 23.3 to 23.4.
[239] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 23.4.
[240] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 17.4.
[241] See PSI's written submissions in response to the Board's initial Statement of Findings, para. 23.
[242] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 19.5.

EXHIBIT VII

2021, 9,494 credit ratings were published through the RPM process in EMEA, and the [Issuer 1] and [Issuer 6] releases were the only premature releases identified (0.02% of the total)."[243]

163. The Board conversely considers the release of credit ratings prematurely (before an instrument is even issued) to be a serious failure, independent of the frequency of this happening. E Especially as premature releases could have a possible impact on the financial markets. Furthermore, in the past, as early as 2014, when considering internal control failures, the Board has already established such a finding in instances where there was only one instance of failure.[244]

164. Further, the Regulation takes proportionality into account by providing aggravating and mitigating factors in relation to the repetition and duration of failures, as well as whether infringements reveal systemic failures.

165. In this instance, the infringement showed a weakness in the internal control mechanisms of the PSI but did not reveal any overarching systemic weaknesses in its organisation. In analysing the aggravating factor, the Board took into account the type of failure in the PSI's internal controls, and its level of seriousness. The Board considers that there is no evidence that the PSI's procedures in general and the PSI's wider system of internal controls, which the PSI uses to comply with the other obligations under the Regulation which are not the subject of this case, have systemic weaknesses. The Board thus did not apply the aggravating factor provided for in Annex IV, Point I. 3 in this regard.

4.1.1.3   Conclusion

166. For the reasons set out above, the Board, in agreement with the IIO, finds that the PSI failed to have internal control mechanisms which ensure compliance with the PSI's obligations under the Regulation regarding the timely disclosure of ratings. This constitutes the infringement at Point 12, Section I, Annex III of the Regulation.

4.1.2   Intent or negligence

167. Article 36a(1) of the Regulation provides:

"Where, in accordance with Article 23e(5), ESMA's Board of Supervisors finds that a credit rating agency has, intentionally or negligently, committed one of the infringements listed in Annex III, it shall adopt a decision imposing a fine in accordance with paragraph 2".

"An infringement by a credit rating agency shall be considered to have been committed intentionally if ESMA finds objective factors which demonstrate that the credit rating agency or its senior management acted deliberately to commit the infringement".

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[243] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Question 8, p. 5.
[244] ESMA press release "ESMA censures Standard & Poor's for internal control failings", 3 June 2014, document ESMA/2014/596, available at https://www.esma.europa.eu/sites/default/files/library/2015/11/2014-596_esma_censures_standard_u_poors_for_internal_control_failings.pdf.

EXHIBIT VII

168.   In accordance with Article 36a(1) of the Regulation, a finding that an infringement has been committed by a CRA with intention or negligence will lead to the imposition of a fine. Consequently, the Board needs to conclude whether the evidence pertaining to the present case shows that the relevant infringement has been committed by the PSI intentionally or negligently.

169.   In accordance with Article 36a(1) of the Regulation, a finding that an infringement has been committed intentionally requires a finding of "objective factors which demonstrate that the credit rating agency or its senior management acted deliberately to commit the infringement".

170.   The factual background as set out in this Statement of Findings does not establish that there are objective factors which demonstrate that the PSI, its employees or senior managers acted deliberately to commit the infringement.

171.   It should therefore be assessed whether the PSI acted with negligence.

4.1.2.1   Preliminary remarks regarding negligence

172.   The Regulation provides no explicit guidance as regards the concept of "negligence". However, it follows from the provisions of Articles 24 and 36a of the Regulation that the term "negligence" as referred to in the Regulation requires more than a determination that there has been the commission of an infringement.

173.   Further, it is clear from the second subparagraph of Article 36a(1) of the Regulation that a negligent infringement is not one which was committed deliberately or intentionally. This position is further supported by the case-law of the CJEU which ruled that negligence may be understood as entailing an unintentional act or omission[245].

174.   In addition, "negligence" in the context of the Regulation is an EU law concept – albeit one which is familiar to and an inherent part of the 27 Member States' legal systems – which must be given an autonomous, uniform interpretation.

175.   Taking into account the CJEU jurisprudence[246], the concept of a negligent infringement of the Regulation is to be understood to denote a lack of care on the part of a CRA when it fails to comply with this Regulation.

176.   Based on this, the Board considers negligence to be established in circumstances where the CRA, as a professional firm in the financial services sector subject to stringent regulatory requirements, is required to take special care in assessing the risks that its acts or omissions entail, and has failed to take that care; and as result of that failure, the CRA has not foreseen the consequences of its acts or omissions, including particularly its infringement of the

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[245] See for instance Case C-308/06, *International Association of Independent Tanker Owners (Intertanko) and Others v Secretary of State for Transport* [2008] ECR I- 4057, where the CJEU noted at para. 75 of its judgment that all of the Member States' legal systems "*have recourse to the concept of negligence which refers to an unintentional act or omission by which the person responsible breaches his duty of care.*"
[246] See for instance Case C-48/98, *Firma Söhl & Söhlke v Hauptzollamt Bremen* [1999] ECR I-7877, para. 58; Case C-64/89, *Deutscher Fernsprecher* [1990] ECR 1-2535, para. 19.

EXHIBIT VII

Regulation, in circumstances where a person in such a position who is normally informed and sufficiently attentive could not have failed to foresee those consequences.

177. The following points should be taken into consideration regarding the standard of care to be expected of a CRA.

178. First, one should take into consideration the position taken by the General Court in the Telefonica case, where the General Court spoke of persons "carrying on a professional activity, who are used to having to proceed with a high degree of caution when pursuing their occupation. They can on that account be expected to take special care in assessing the risks that such an activity entails"[247]. Similarly, it is considered that, operating within the framework of a regulated industry, a CRA which holds itself out as a professional entity and carries out regulated activities should be expected to exercise special care in assessing the risks that its acts and omissions may entail.

179. Second, regard should be given to the nature and significance of the objectives and provisions of the Regulation. In this respect, Recitals (1) and (2) of the Regulation emphasise the important role and impact of CRAs in global securities and banking markets, the resulting essential need for credit rating activities to be conducted in accordance with principles of integrity, transparency, responsibility and good governance, and the resulting intention of the legislator to provide stringent requirements in relation to the conduct of CRAs. Further, the weight given to these considerations by the legislator is reflected by the nature and extent of the requirements imposed on CRAs under Annex I of the Regulation and by the corresponding infringement provisions under Annex III of the Regulation. Moreover, of more particular note, the Regulation envisages that an important function of a CRA is to ensure that it monitors its own activities in order to comply with the Regulation and in order to identify instances in which its present practices carry the risk of non-compliance with the Regulation. For instance, the requirement for a CRA to have sound administrative or accounting procedures, internal controls mechanisms or to establish and maintain a compliance function reflect the importance of this function.

180. Therefore, on this basis, the standard of care to be expected of a CRA is high.

181. This high standard of care has been confirmed by the Joint Board of Appeal of the European Supervisory Authorities, which has stated that "ESMA rightly emphasises that financial services providers … play an important role in the economy of the EU, as well as in the financial stability and integrity of the financial markets" and that "[a] high standard of care is to be expected of such persons"[248].

182. The determination of whether an infringement is committed negligently is a question of fact[249].

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[247] Case T-336/07, Telefónica, SA and Telefónica de España, SA v Commission [2012] ECLI:EU:T:2012:172, para. 323.
[248] See para. 285 of the decisions of the Board of Appeal in the Appeals of Svenka Handelsbanken AB, Skandinaviska Enskilda Banken AB, Swedbank AB and Nordea Bank Abp against ESMA's decision in the Nordic Banks case (ref. BoA D 2019 01, BoA D 2019 02, BoA D 2019 03 and BoA D 2019 01), available at https://www.eiopa.europa.eu/content/board-appeal-publishes-its-decision-nordic-banks%E2%80%99-appeals-decisions-esma-%E2%80%9Cshadow-ratings%E2%80%9D_en.
[249]See para. 158 of the Board of Appeal in the Appeal of Scope Ratings GmbH against ESMA's decision (ref. BoA 2020 D 03) available at:
https://www.esma.europa.eu/sites/default/files/library/boa_d_2020_03_decision_on_scope_ratings_v_esma.pdf.

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4.1.2.2 Assessment of whether there is negligence in the instant case

183. Regarding the assessment of negligence in the case at hand, the following is of note.

184. Internal controls are a key element set forth in the Regulation. In particular, internal control mechanisms should: (i) clearly identify the controls and the persons in charge of the controls; and (ii) ensure that the controls have been adequately implemented.

185. In the instant case, as set out above, the PSI did not perform several steps that were mandated by its own processes or did not adequately document the steps it had performed. In each of these instances there were also misunderstandings and miscommunications within the PSI and between the PSI and the issuers of securities, which led to premature publications of ratings by the PSI for securities issued by six issuers over a period of several years.

186. In this respect, the PSI asserted that "the steps identified as missing do not significantly impact the overall outcome and were not the cause of misunderstandings or miscommunications for analysts and others involved in releasing credit ratings." [250] However, the fact remains that numerous important steps were not taken or not properly documented. All the while, the PSI's internal control mechanisms did not pick up on and / or respond to these serious issues for almost two years: from June 2019 to at least May 2021.

187. In addition, the evidence set out above demonstrates clearly that the PSI failed to ensure that its Compliance function monitored and reported on the adequacy and effectiveness of the procedures in place to ensure compliance with its obligations under the Regulation, and actions taken to address any deficiencies. The PSI therefore failed to show the special care expected of a legal person operating as a CRA in one of the most fundamental areas of its work, namely its internal control mechanisms.

188. On the basis of the facts described above, the PSI failed to take the special care expected of a CRA. As a professional firm in the financial services sector subject to stringent regulatory requirements, the PSI is required to take special care in assessing the risks that its acts or omissions entail, and has failed to take that care; and as a result of that failure, it has not foreseen the consequences of its acts or omissions, including particularly its infringement of the Regulation, in circumstances where a CRA in such a position that is normally informed and sufficiently attentive could not have failed to foresee those consequences.

189. Therefore, the Board finds that the PSI has been negligent when committing the infringement at Point 12, Section I, Annex III of the Regulation of the Regulation.

4.1.3 Fine

4.1.3.1 Determination of the basic amount

190. Article 36a of the Regulation provides in paragraph 2 as follows:

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[250] See Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 24.1

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"2. The basic amount of the fines referred to in paragraph 1 shall be included within the following limits:

(a) for the infringements referred to in points 1 to 5, 11 to 15, 19, 20, 23, 26a to 26d, 28, 30, 32, 33, 35, 41, 43, 50, 51 and 55 to 62 of Section I of Annex III, the fines shall amount to at least EUR 500 000 and shall not exceed EUR 750 000; …

To decide whether the basic amount of the fines should be set at the lower, middle or higher end of the limits set out in the first subparagraph, ESMA shall have regard to the annual turnover in the preceding business year of the credit rating agency concerned. The basic amount shall be at the lower end of the limit for credit rating agencies whose annual turnover is below EUR 10 million, the middle of the limit for the credit rating agencies whose annual turnover is between EUR 10 and 50 million and the higher end of the limit for the credit rating agencies whose annual turnover is higher than EUR 50 million".

191.   It has been established that the PSI committed the infringement set out at Point 12 of Section I of Annex III of the Regulation regarding the internal control mechanisms.

192.   To determine the basic amount of the fine, the Board has regard to the latest available audited financial statement, indicating the PSI's annual turnover.

193.   In 2021, the PSI had a total turnover of EUR 703,424,000[251].

194.   Thus, the basic amount of the fine for the PSI for the infringement listed in Point 12 of Section I of Annex III of the Regulation is set at the higher end of the limit of the fine set out in Article 36a(2)(a) of the Regulation and shall not exceed EUR 750 000.

4.1.3.2   Applicable aggravating factors

195.   The applicable aggravating factor listed in Annex IV of the Regulation is set out below.

Annex IV, Point I. 2. If the infringement has been committed for more than six months, a coefficient of 1,5 shall apply.

196.   The infringement was committed for more than six months, because it started in June 2019 (with the internal control failures leading to the premature release of the ratings related to [Issuer 2] Securities) and it lasted until September 2021 (with the internal control failures leading to the premature release of the rating related to [Issuer 6] Securities).

197.   Therefore, the Board deems that this aggravating factor is applicable.

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[251] S&P Global Ratings Europe Limited Annual Report and Financial Statements for the Financial Year Ended 31 December 2021, pp. 2, 12 and 29.

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4.1.3.3   Mitigating factors

198.   Annex IV of the Regulation lists the mitigating factors to be taken into consideration for the adjustment of the fine. Their application is assessed below.

<u>Annex IV, Point II. 1. If the infringement relates to a breach listed in Section II or III of Annex III and has been committed for fewer than 10 working days, a coefficient of 0,9 shall apply.</u>

199.   The Board deems that this mitigating factor is not applicable; the infringement at Point 12 is listed in Section I of Annex III of the Regulation and not in Section II or III as required by this provision.

<u>Annex IV, Point II. 2. If the credit rating agency's senior management can demonstrate that they have taken all the necessary measures to prevent the infringement, a coefficient of 0,7 shall apply.</u>

200.   The PSI indicated that "S&P assigns credit ratings of debt issuances by following specific processes - either through the RPM process or via the NID. These processes are subject to formal governance, which has senior management oversight, and are designed to ensure compliance with S&P's regulatory obligations."[252]

201.   However, this does not constitute sufficient evidence that the PSI's senior management has taken all the necessary measures to prevent the infringement. More generally, the Board agrees with the IIO who did not find evidence that the PSI's senior management had taken all the necessary measures to prevent the infringement of Point 12 of Section I of Annex III of the Regulation committed by the PSI concerning the internal control mechanisms.

202.   Therefore, the Board deems that this mitigating factor is not applicable.

<u>Annex IV, Point II. 3. If the credit rating agency has brought quickly, effectively and completely the infringement to ESMA's attention, a coefficient of 0,4 shall apply.</u>

203.   The PSI has not brought "quickly, effectively and completely the infringement to ESMA's attention". On the contrary, it was through the initial referral by the AFM and subsequent investigation by ESMA Supervisors that the matter was discovered.

204.   In this respect, the PSI notes that "… the matter was not escalated to ESMA until this time as Compliance was not previously aware of the [Issuer 2], [Issuer 3] and [Issuer 4] Releases, and did not consider the [Issuer 1] Release to be an error as the issuer had given permission for the credit ratings to be published." [253] However, in the Board's view, the premature [Issuer 1] release should have been escalated to the regulator and the PSI's taxonomy of the premature releases at the time they occurred is irrelevant in deciding whether the mitigating factor should apply.

205.   Therefore, the Board deems that this mitigating factor is not applicable.

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[252] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022 Question 40, p. 20.
[253] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 25.2.

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<u>Annex IV, Point II. 4. If the credit rating agency has voluntarily taken measures to ensure that similar infringement cannot be committed in the future, a coefficient of 0,6 shall apply.</u>

206.   The PSI conducted an internal review of its ratings process, updated certain procedures, and undertook certain ameliorative actions suggested by its Controls Working Group [254]. In particular, it undertook the actions referenced at Section 4.1. These measures should ensure that a similar infringement cannot be committed in the future, even though this cannot be excluded.

207.   If these measures were taken voluntarily, the mitigating factor under Annex IV, Point II.4. of the Regulation would be applicable.

208.   There is no definition of what "voluntarily" means in the context of this mitigating factor.

209.   It appears that these measures might have been partially prompted by interactions with ESMA, but that does not imply that they were not taken voluntarily.

210.   Therefore, the Board deems that this mitigating factor is applicable for the infringement of Point 12 of Section I of Annex III of the Regulation committed by the PSI.

4.1.3.4   Determination of the adjusted fine

211.   In accordance with Article 36a(3) of the Regulation, taking into account the applicable aggravating and mitigating factors, the basic amount of EUR 750 000 must be adjusted as follows.

212.   The difference between the basic amount and the amount resulting from the application of each individual coefficient is added to the basic amount in the case of the aggravating factor and subtracted from the basic amount in the case of the mitigating factor:

<u>Aggravating factor set out in Annex IV, Point I. 2:</u>

EUR 750,000 x 1.5 = EUR 1,125,000

EUR 1,125,000 – EUR 750,000 = EUR 375,000

EUR 375,000 x 1 = EUR 375,000

<u>Mitigating factor set out in Annex IV, Point II. 4:</u>

EUR 750,000 x 0.6 = EUR 450,000

EUR 750,000 – EUR 450,000 = EUR 300,000

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[254] Exhibit 9, PSI's Comments on the Supervisory Report, 28 January 2022, pp.3-4, points 13 and 14.

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EUR 300,000 x 1 = EUR 300,000

Adjusted fine taking into account applicable aggravating and mitigating factors:

EUR 750,000 + EUR 375,000 – EUR 300,000 = EUR 825,000

213. Consequently, following adjustment by taking into account the applicable aggravating and mitigating factors, the amount of the fine to be imposed on the PSI for the internal controls infringement amounts to EUR 825,000.

4.1.4 Supervisory measures

214. Regard must be had to paragraphs 1 and 2 of Article 24 of the Regulation.

215. Given the factual findings in the case at hand and in particular the fact that significant changes were eventually introduced by the PSI to the relevant procedures, only the supervisory measure set out in Article 24(1)(e) of the Regulation may be considered appropriate with regard to the nature and the seriousness of the infringement.

216. It must thus be held that a public notice is to be issued.

4.2 Findings regarding the discontinuation infringement

217. This section of the Statement of Findings analyses whether the PSI committed the infringement at Point 5, Section III, Annex III of the Regulation:

"The credit rating agency infringes Article 10(1) by not disclosing on a non-selective basis or in a timely manner a decision to discontinue a credit rating, including full reasons for the decision".

4.2.1 Analysis

218. The issue at stake in this aspect of the case is whether the PSI has breached its obligation under Article 10(1) of the Regulation to disclose any decision to discontinue a credit rating, on a non-selective basis and in a timely manner and to ensure that the information disclosed includes full reasons for the discontinuation.

219. Before examining the specific factual circumstances of the instant case, a detailed examination of the wording and the context of Point 5, Section III, Annex III of the Regulation, along with Article 10(1) of the Regulation is necessary. Below, that analysis is performed before that covering the facts.

4.2.1.1 Analysis of the relevant provisions of the Regulation

220. Article 10(1) of the Regulation sets out the requirements regarding a decision to discontinue a credit rating. More specifically, it stipulates cumulative conditions to be met by a CRA in such circumstances: the CRA must ensure that such a decision is (1) disclosed, (2) on a non-selective

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basis, (3) in a timely manner and that (4) the information disclosed includes full reasons for the discontinuance decision.

221.   In order to establish an infringement of Article 10(1) in conjunction with Annex III, Section III, point 5 of the Regulation, it is thus necessary to evidence a decision by the CRA to discontinue that failed to comply with the requirements, i.e. the discontinuation must not comply with the requirements that it be non-selective, timely and that full reasons be given for the decision to discontinue.

222.   Moreover, the terms "non-selective basis" and "in a timely manner" should be assessed on a case-by-case basis, as they are not defined in the legislation itself. Finally, the question as to whether full reasons were given should be assessed for every case.

223.   Prior to the analysis of whether the above conditions have been met, it is necessary to assess the distinction between withdrawal, removal and discontinuation of a credit rating because these terms have been frequently used (often as if they were interchangeable) in the documentation of this case when referring to the fact that the prematurely released ratings no longer appeared on the PSI's Public Platforms before being reinstated.

224.   'Withdrawal' of a credit rating occurs in the specific situations set out in Commission Delegated Regulation (EU) 2015/2 of 30 September 2014 supplementing Regulation (EC) No 1060/2009 of the European Parliament and of the Council with regard to regulatory technical standards for the presentation of the information that credit rating agencies make available to the European Securities and Markets Authority (the "Delegated Regulation"). These categories are 1. in case of incorrect or insufficient information on issuer/issue; 2. in case of bankruptcy of the rated entity or debt restructuring; 3. in case of reorganisation of rated entity (including the merger or acquisition of the rated entity); 4. in case of the end of maturity of the debt obligation, or in case the debt is redeemed, called, prefunded, cancelled; 5. in case of automatic invalidity of rating due to business model of CRA (such as expiry of ratings valid for a predetermined period); 6. in case of rating withdrawal due to other reasons; 7. in case the rating is affected by one of the points specified in Annex I, Section B, Point 3 of the Regulation; 8. in case of client's request[255].

225.   Given the foregoing, it is clear from the letter of the Regulation what constitutes 'withdrawal' as such instances are explicitly listed.

226.   The Regulation does not provide a legal definition of the term 'removal'; therefore, it is analysed as a general notion. According to ESMA Supervisors, 'the removal from public platforms' is understood as the general action, not defined under the Regulation, of taking out of public platforms a credit rating that has been previously published by a CRA on the said platforms'[256]. The Board agrees with the IIO assessment that since the term 'removal' is not defined in the legislation, it should be interpreted bearing in mind its ordinary meaning: 'removal' is the act of taking something or someone away from somewhere or something.[257] In the context of the Regulation, it is thus to be interpreted broadly as any action by a CRA which results in taking away from Public Platforms a credit rating that had been previously published by a CRA.

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[255] Field 11 of Table 2 of Part 2 of Annex I of the Delegated Regulation.
[256] Exhibit 3, ESMA Supervisors' Response to the IIO's Request, 18 March 2022, p. 10.
[257] Exhibit 38, REMOVAL _ Meaning in the Cambridge English Dictionary, 16 June 2022.

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Therefore, the term 'removal' has been used in preceding sections to describe instances where the PSI removed ratings from platforms. This does not mean that such instances were not examples of discontinuation.

227. The Regulation also does not provide a definition of the term 'discontinuation'. Discontinuation of credit ratings refers to circumstances, falling under Article 10(1) of the Regulation and relates to credit ratings that have been issued by a CRA and disclosed publicly to the public or distributed by subscription. Bearing in mind the ordinary meaning of the term "discontinuation"[258], the definition of credit rating provided at Article 3(1) of the Regulation, and the scope of the Regulation outlined at Article 2(1) (which highlights the public nature of credit ratings)[259], it can be concluded that it encompasses situations in which a credit rating has been retracted, unpublished or made confidential after it was published.

228. This interpretation of the relevant terms is bolstered by a teleological reading of the Regulation (as is required; see section 4.1.1.1): Article 1 states that "This Regulation introduces a common regulatory approach in order to enhance the integrity, **transparency**, responsibility, good governance and independence of credit rating activities …" (emphasis added). In order to promote such transparency, decisions to discontinue should be disclosed in a reasoned, non-selective and timely manner.

229. In the instant case, therefore, the removal from the PSI's Public Platforms of credit ratings following premature release can constitute 'discontinuation' of the credit ratings for the purposes of Article 10(1) of the Regulation. The precise modalities (e.g. to "hide" the rating in the Public Platforms; to mark it confidential) which were taken to ensure this discontinuation occurs are irrelevant for present purposes.

230. The PSI "agrees that it is necessary to assess the distinction between discontinuation and other terms to assess whether there has been a Discontinuation Infringement … However, S&P disagrees with the suggestion … that these terms have been used interchangeably in the documentation of the investigation. As set out below, discontinuation has a clear meaning both within the CRA Regulation and in S&P's internal processes. Article 10(1) relates specifically to "any decision to discontinue a credit rating". As noted … the CRA Regulation does not define the term "discontinuation". However, relying on the ordinary meaning of discontinue, defined by the IIO as "the act of stopping doing or providing something", it is clear that Article 10(1) refers to a decision by a credit rating agent to cease maintaining a credit rating."[260]

231. Further, "In relation to each of the Releases, S&P did not stop, discontinue or cancel the credit rating itself as it was correct. The issue concerned only the timing of the release. Instead, the credit rating was removed from publication through an exceptions process and the same credit rating was later re-published, without adjustment, once the issuer had confirmed the bond had been publicly announced. Therefore, S&P disagrees with the assessment in the Statement that, in the absence of a definition, the ordinary meaning of the word discontinuation "encompasses

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[258] Exhibit 39, DISCONTINUATION _ Meaning in the Cambridge English Dictionary, 16 June 2022, stating that discontinuation should be interpreted as "*the act of stopping doing or providing something*".
[259] Article 2(1) of the Regulation provides: "This Regulation applies to credit ratings issued by credit rating agencies registered in the Union and which are disclosed publicly or distributed by subscription".
[260] Exhibit 51, Reply to the Initial SoF, 2 August 2022, paras. 26.2 and 26.3.

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situations in which a credit rating has been retracted, unpublished or made confidential"[261] … S&P disputes the suggestion that a teleological reading of Article 10(1) would reasonably lead to the conclusion that the removal of a credit rating from publication is synonymous with the discontinuance of a credit rating. Whilst the IIO refers to the importance of transparency, which is indeed one of the fundamental aims of the Regulation (as set out in Article 1), it does not follow that announcing further information about a credit rating that should not yet be published would enhance transparency."[262]

232.   The Board disagrees with these arguments. The fact that the credit rating itself was correct is not relevant to the assessment of whether discontinuation occurred. As the PSI states, the credit rating was removed from publication which, in the Board's view (which is shared by the IIO), constitutes discontinuation; the arguments on this point are set out exhaustively above. Moreover, the Board agrees with the IIO's interpretation of the relevant provisions (and thus also the term 'discontinuation'), which is consistent with the broad aims of the Regulation as set out in, for example, Recital (1) and Article 1 of the Regulation, namely to enhance transparency of credit rating activities (amongst other objectives). The amended Article 1 of the Regulation lays down the following aims: the integrity, transparency, responsibility, good governance and independence of credit rating activities. The CRA is required to ensure that each of these aims is respected, including transparency. The PSI's acts and omissions as detailed above harmed transparency as the non-timely release of credit ratings led to information being made available to the market prematurely.

233.   The PSI also argued "that there is a current lack of common understanding as to the interpretation of discontinuance, and that further regulatory guidance is required on this point."[263] The PSI asserted that ESMA was aware of this lack of clarity and had conducted two thematic reviews in this area. In addition, the PSI pointed specifically to a recent ESMA request for comment on a draft Q&A addressed to all CRAs "covering how CRAs should deal with incorrectly disclosed or discontinued ratings. This new question and answer expressly distinguishes between "incorrect disclosure" and "discontinuance". In these circumstances, it is wholly unjust to sanction S&P on the grounds adopted by the IIO, namely that S&P's actions amounted to discontinuance (and therefore a breach of the Regulation) when ESMA itself acknowledges the distinction between "incorrect disclosure" and "discontinuance" in its proposed Q&A".[264]

234.   In this respect, the Board notes that ESMA conducts different activities as part of its supervision, which include among others thematic studies, Q&As and enforcement decisions. These are independent and separate processes. Q&As and other guidance to the market can be developed in parallel to other ongoing supervisory activities and in parallel to an enforcement case. ESMA regularly issues Q&As and undertakes thematic studies. These activities can in no way prevent ESMA from taking enforcement actions when a breach of the Regulation is established. Moreover, the analysis of the Board in this enforcement case concerns the obligations stemming from the Regulation (and their application to the facts at hand in the case) and a Q&A could not change the obligations on the PSI stemming from the Regulation.

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[261] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 26.4.
[262] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 26.6.
[263] PSI's response to the Board's initial statement of findings, para. 29.
[264] PSI's response to the Board's initial statement of findings, paras. 30-31.

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235. Further, the PSI comments on internal processes: "Had S&P discontinued the credit ratings concerning the Releases, it would have followed a separate process set out in the "Discontinuance of a Credit Rating" section of the Withdrawal, Discontinuance and Suspension SOP. This process would not have been appropriate in the circumstances, not only because the Releases do not fall within the list of circumstances in which a credit rating may be discontinued under the SOP, but also because S&P would have had to restart the ratings process to re-publish the credit rating at a later date (as the original rating was discontinued). This would have likely delayed publication of the credit rating upon the issuance of the underlying bond, causing disruption for the issuer. Further, a description of the issuance would have remained visible on S&P's website for seven days after the credit rating was discontinued."[265] The Board does not share the PSI's view on discontinuation; the PSI had to comply with the cumulative conditions to be fulfilled by a CRA when discontinuing credit ratings and failed to do so. The process that the PSI would have followed if it took the view that it was discontinuing ratings is irrelevant to the assessment of whether the PSI complied with its obligations when discontinuing a credit rating, even if such a process might have been burdensome.

236. Finally, the PSI "decided not to announce the removal of credit ratings as it considered that any announcement would draw further attention to the ratings (which were released ahead of the publication of the underlying issuance) and might have caused confusion about the status of the debt issuance with the consequent danger of market disruption. In relation to the [Issuer 1] Release, this decision was made with input from Legal."[266] This justification is however not a legal assessment of the procedures and steps which had to be followed according to the Regulation but rather a decision based on the PSI's assumption that the announcement of the discontinuation of the credit ratings would draw further attention to the ratings. Such assumptions do not exempt the PSI from its obligation to act in accordance with the Regulation when the discontinuation of the relevant credit ratings occurred, especially in a context in which transparency is paramount, as already noted.

4.2.1.2   Application to the instant case

237. The PSI commits this infringement by not disclosing a decision to discontinue a rating, including full reasons for such a decision, on a non-selective basis and in a timely manner. As noted above, the PSI needs to ensure that it complies with all the cumulative conditions.

238. In the instant case, there are six instances of premature disclosure and each is assessed in turn below. First, the possibility of discontinuation is assessed and, if it is established, each incident is then assessed against the cumulative elements.

239. The PSI initially disclosed these credit ratings prior to the public announcement of the new bond issuances by their issuers, and subsequently "removed" and re-published them. Upon discovery of the premature disclosures by either the concerned issuer or the PSI staff members, the PSI removed the credit ratings and related publications from its publication channels, including its website, within periods ranging from a few hours to three days. The PSI later published each of the credit ratings again.

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[265] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 26.5.
[266] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 26.6.

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240. Taking account of the above analysis of the terms "withdrawal", "removal" and "discontinuation", the ratings for [Issuer 1] Securities, [Issuer 2] Securities, [Issuer 3] Securities, [Issuer 4] Securities, [Issuer 5] Securities and [Issuer 6] Securities, are not instances of withdrawal, as cases of withdrawal are explicitly listed in the Regulation and none are relevant to the instant case.

241. It could be argued that two of the analysed ratings ([Issuer 1] Securities and [Issuer 6] Securities) may have been withdrawn at the client's request, as provided in Field 11 of Table 2 of Part 2 of Annex I of the Delegated Regulation. However, as the term withdrawal is strictly defined in the legislation and entails an obligation to report the reason for withdrawal [267], it must be interpreted in a narrow way as an explicit request of a client to withdraw a rating, and not be extended to cases where a client requests, for instance, the retraction of a premature credit rating from the relevant CRA's public platforms.

242. More specifically, regarding [Issuer 1] Securities, [Issuer 1] and the PSI agreed to change the status of the credit rating from "public" to "confidential", pending further notice from [Issuer 1] to re-release it[268]. Such an agreement does not indicate a desire for [Issuer 1] for the rating to be withdrawn but rather a desire that it not be published until the issuance of the [Issuer 1] Securities. Regarding the [Issuer 6] Securities, the issuer requested the rating to be removed because the issue had not been launched[269]. However, there is no evidence that its intention was to withdraw the rating. Once the issue has been launched[270], the issuer contacted the PSI and the rating was re-released[271].

243. Bearing in mind the reasoning above, all the six instances can therefore be interpreted as acts of discontinuation.

[Issuer 1] Securities

244. As described in more detail in section 2.2.1, in the case of [Issuer 1] Securities, the issuer requested the discontinuation of the prematurely disclosed credit ratings at 8:51 AM CET (7:51 AM UTC+01:00)[272]. A few minutes later, at 9:02 AM CET, [CD] informed the Ratings Support team and at 11:54 AM CET, [CD] reached out to the S&P Editorial team, requesting that the research update report be removed from publication as soon as possible[273].

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[267] According to Article 2 of the Delegated Regulation, when a reported rating is withdrawn, the reasons shall be reported in Field 11 of Table 2 of Part 2 of Annex I.

[268] Exhibit 1, Supervisory Report, 3 January 2022, para. 47 and Supervisory Report, Exhibit 70, SPGI0000000165.pdf, 12 May 2021.

[269] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 2, p. 49 and Exhibit 11, CAPR.000001 – Email – RE: S&P Global Ratings Rating Letter, 23 March 2022.

[270] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 2, p. 53 and Exhibit 36, CAPR.000025 – Email - RE: S&P Global Ratings Rating Letter, 23 March 2022.

[271] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 2, p. 54 and Exhibit 37, CAPR.000003 – Email – RE: RITM0789431 – New assignment for CORRE IT 3rd Lvl Support, 23 March 2022.

[272] Exhibit 1, Supervisory Report, 3 January 2022, para. 44. See also Supervisory Report, Exhibit 60, SPGI0000000228.pdf, 12 May 2021, where an employee of the issuer indicated: "Got the message that you send this externally already, before we published this and saw the final note. Can you please retreat this at once! Cant reach you. Please call me back"

[273] Exhibit 1, Supervisory Report, 3 January 2022, para. 130 and Supervisory Report, Exhibit 61, SPGI0000000360.pdf, 12 May 2021.

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245. This led to a discontinuation of the rating. However, there is no evidence indicating that the decision was publicly disclosed and / or that full reasons for the decision were given.

246. The republication of the S&P research update report on 12 September 2019 included an Editor's Note, which stated that S&P was reissuing the research update report following the announcement of the issuance to the markets, but which did not specify that the research update report and underlying credit ratings had been previously removed from the website.

247. Therefore, the cumulative conditions to be fulfilled by a CRA in the case of discontinuation are not met and the PSI committed the infringement under Point 5 of Section III of Annex III due to the improper disclosure of the discontinuation of the [Issuer 1] Securities credit ratings.

[Issuer 2] Securities

248. As described in more detail in Section 2.2.2, in the case of [Issuer 2] Securities, an internal IT ticket was submitted stating: "the following issue IDs were prematurely released and as a result need suppressing"[274]. The issuer was then informed. On 8 July 2019[275], after [AB] received the final Term Sheet of [Issuer 2] Securities[276], she gave an internal instruction for the re-publication of the credit ratings[277], which were published on Public Platforms on 10 July 2019[278].

249. As in the case of [Issuer 1] Securities, this led to a discontinuation of the rating. Again, there is no evidence indicating that the decision was publicly disclosed and / or that full reasons for the decision were given.

250. Therefore, the cumulative conditions to be fulfilled by a CRA in the case of discontinuation have not been met and the PSI committed the infringement under Point 5 of Section III of Annex III due to the improper disclosure of the discontinuation of the [Issuer 2] Securities credit ratings.

[Issuer 3] Securities

251. As described in more detail in Section 2.2.3, in the case of [Issuer 3] Securities, following the internal discussions as to whether the credit rating should have been disclosed[279], the PSI initiated the internal process for discontinuing the prematurely disclosed credit rating (an IT ticket indicating "***VERY CRITICAL*** The analyst wants to HIDE rating in CORE for Issue ID: 1612408" was raised[280]). As with [Issuer 2] Securities, the process was launched through submission of an IT incident ticket[281]. The discontinuation of the credit rating was then

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[274] Exhibit 1, Supervisory Report, 3 January 2022, para. 134 and Supervisory Report, Exhibit 89, Exhibit 89, [Issuer 2] INC0994094, 12 May 2021.

[275] Exhibit 1, Supervisory Report, 3 January 2022, para. 59.

[276] Supervisory Report, Exhibit 20, SPGI0000001066.pdf, 12 May 2021, Supervisory Report, Exhibit 21, SPGI0000001066.0001.pdf, 12 May 2021, Supervisory Report, Exhibit 22, SPGI0000001066.0002.pdf, 12 May 2021, Supervisory Report, Exhibit 23, SPGI0000001066.0003.pdf, 12 May 2021 and Supervisory Report, Exhibit 82, SPGI0000000846.pdf, 12 May 2021.

[277] Supervisory Report, Exhibit 93, Analyst email - permission to republish Ratings.msg.pdf, 12 May 2021.

[278] Exhibit 1, Supervisory Report, 3 January 2022, para. 60 and Supervisory Report, Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021.

[279] Supervisory Report, Exhibit 101, SPGI0000000771.pdf, 12 May 2021.

[280] Supervisory Report, Exhibit 103, [Issuer 3] INC1536119.pdf, 12 May 2021.

[281] Supervisory Report, Exhibit 103, [Issuer 3] INC1536119.pdf, 12 May 2021 and Supervisory Report, Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021.

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completed following internal approval[282]. Subsequently, the [Issuer 3] Securities credit ratings were re-released on Public Platforms[283]. Importantly, [Issuer 3] was not aware that the credit rating was released and then removed ahead of the issuance of the relevant instrument[284].

252.   As in the cases of [Issuer 1] Securities and [Issuer 2] Securities, this led to a discontinuation of the rating. Again, there is no evidence indicating that the discontinuation decision was publicly disclosed and / or that full reasons for the decision were given.

253.   Therefore, the cumulative conditions to be fulfilled by a CRA in the case of discontinuation have not been met and the PSI committed the infringement under Point 5 of Section III of Annex III due to the improper disclosure of the discontinuation of the [Issuer 3] Securities credit rating.

[Issuer 4] Securities

254.   As described in more detail in Section 2.2.4, in the case of [Issuer 4] Securities, the issuer instructed the PSI to publish the credit rating on 30 June 2020[285]. Notwithstanding this instruction, the credit rating for [Issuer 4] Securities was publicly released on 26 June 2020[286]. Subsequently, after internal discussions[287] and after [GH] submitted an IT ticket requesting the removal of the rating[288], the prematurely published credit rating was discontinued[289]. On 30 June 2020[290], after AC from the NID team instructed the reinstatement ("Can you please reinstate the rating back to Core?"[291]), the credit rating was re-released on the PSI's website and relevant platforms[292], further to [Issuer 4]'s request to the PSI that same day[293]. [Issuer 4] was not aware that a credit rating was released and then removed prior to the issuance of the relevant bond[294].

255.   As in the cases of [Issuer 1] Securities, [Issuer 2] Securities and [Issuer 3] Securities, this led to the discontinuation of the rating. Again, there is no evidence indicating that the decision was publicly disclosed and / or that full reasons for the decision were given.

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[282] Supervisory Report, Exhibit 105, SPGI0000000775.0002.0001.pdf, 12 May 2021.

[283] Supervisory Report, Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021.

[284] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, question 24, p. 13.

[285] Supervisory Report, Exhibit 114, SPGI0000000107.pdf, 12 May 2021 and Supervisory Report, Exhibit 115, SPGI0000000108.pdf, 12 May 2021.

[286] Exhibit 1, Supervisory Report, 3 January 2022, para. 73 and Supervisory Report, Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021.

[287] Supervisory Report, Exhibit 118, SPGI0000000003.pdf, 12 May 2021, Supervisory Report, Exhibit 119, [Issuer 4] - IT informs Rating is re-released - 1.pdf, 12 May 2021, Supervisory Report, Exhibit 120, SPGI0000000078.pdf, 12 May 2021 and Supervisory Report, Exhibit 121, SPGI0000000078.0001.pdf, 12 May 2021.

[288] Supervisory Report, Exhibit 181, [Issuer 4] - Ticket to IT - Email to suppress rating.pdf, 12 May 2021.

[289] Supervisory Report, Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021.

[290] Exhibit 1, Supervisory Report, 3 January 2022, para. 77.

[291] Supervisory Report, Exhibit 119, [Issuer 4] - IT informs Rating is re-released - 1.pdf, 12 May 2021.

[292] Supervisory Report, Exhibit 56, 9. Timing of disclosures, removals and ERP submission time.xlsx, 23 July 2021, Supervisory Report, Exhibit 122, SPGI0000000061.pdf, 12 May 2021 and Supervisory Report, Exhibit 124, 'SPGI0000000137.pdf, 12 May 2021.

[293] Supervisory Report, Exhibit 123, SPGI0000000116.pdf, 12 May 2021.

[294] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, question 24, p. 13.

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256. Therefore, the cumulative conditions to be fulfilled by a CRA in the case of discontinuation have not been met and the PSI committed the infringement under Point 5 of Section III of Annex III due to the improper disclosure of the discontinuation of the [Issuer 4] Securities credit rating.

[Issuer 5] Securities

257. As described in greater detail in Section 2.2.5, in the case of [Issuer 5] Securities, due to a misunderstanding between the PSI and [Issuer 5], the credit rating was released on the PSI's website on 25 May 2021[295], even though [Issuer 5] sent an email to the PSI requesting the credit rating be published the next day[296]. After internal approval from [OP] ("You have confirmation to withdraw the rating ASAP on [Issuer 5]'s instrument senior unsecured bond exchangeable"[297]), the credit rating was discontinued following an IT request. The credit rating remained visible to the PSI employees[298]. On 26 May 2021, upon Issuer 5's confirmation that the rating could be made public, the credit rating was published again[299].

258. As in the cases of [Issuer 1] Securities, [Issuer 2] Securities, [Issuer 3] Securities and [Issuer 4] Securities, this led to a discontinuation of the rating. Again, there is no evidence indicating that the decision was publicly disclosed and / or that full reasons for the decision were given.

259. Therefore, the cumulative conditions to be fulfilled by a CRA in the case of discontinuation have not been met and the PSI committed the infringement under Point 5 of Section III of Annex III due to the improper disclosure of the discontinuation of the [Issuer 5] Securities credit rating.

[Issuer 6] Securities

260. As analysed in more detail in Section 2.2.6, the [Issuer 6] Securities credit rating was released prematurely. On 8 September 2021, [Issuer 6] replied to the PSI asking if the letter was meant only for internal records; the PSI replied that the rating had been released and asked if it should be removed. [Issuer 6] confirmed that the issue had not been launched and requested the discontinuation of the credit rating ("Please remove the rating from your website, we will let you know when we will need it to be published"[300]). Following internal processes, the credit rating was discontinued from S&P Products but remained available on CORE[301]. The credit rating was re-released on 28 September 2021, following communication between the issuer and the PSI and following internal instructions and processes[302].

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[295] Exhibit 24, CAPR.000060 – [Issuer 5] - RPM Job History, 23 March 2022 and Exhibit 25, CAPR.000043 – Email - CGS, Corporate Ratings: New Final Ratings Action Released to CORE - W -367853, [Issuer 5], France, 23 March 2022.
[296] Exhibit 26, CAPR.000034 – Email - Fwd: [Issuer 5] - S&P Rating Letter, 23 March 2022.
[297] Exhibit 40, CAPR.000041 – Email - Re: [Issuer 5] - S&P Rating Letter, 23 March 2022.
[298] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 1, p. 36.
[299] Exhibit 28, CAPR.000033 – Email - RE: INC2392855 & RITM0707403 - HELP + FURTHER STEPS required, 23 March 2022.
[300] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 2, p. 49 and Exhibit 11, CAPR.000001 – Email – RE: S&P Global Ratings Rating Letter, 23 March 2022.
[301] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 2, p. 49, Exhibit 34, CAPR.000011 – Email - RE: S&P Global Ratings Rating Letter --Data change in core W-372351,[Issuer 6], AM & IBCO approval needed, 23 March 2022 and Exhibit 35, CAPR.000020 – Email - Re: S&P Global Ratings Rating Letter - -Data change in core W-372351,[Issuer 6], AM & IBCO approval needed., 23 March 2022.
[302] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Appendix 2, p. 54 and Exhibit 37, CAPR.000003 – Email – RE: RITM0789431 – New assignment for CORRE IT 3rd Lvl Support, 23 March 2022.

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261. As in the cases of [Issuer 1] Securities, [Issuer 2] Securities, [Issuer 3] Securities, [Issuer 4] Securities and [Issuer 5] Securities, this led to a discontinuation of the rating. Again, there is no evidence indicating that the decision was publicly disclosed and / or that full reasons for the decision were given.

262. Therefore, the cumulative conditions to be fulfilled by a CRA in the case of discontinuation have not been met and the PSI committed the infringement under Point 5 of Section III of Annex III due to the improper disclosure of the discontinuation of the [Issuer 6] Securities credit rating.

4.2.1.3   Conclusion

263. For the reasons set out above, the Board, in agreement with the IIO, finds that, by not disclosing the relevant decisions to discontinue a credit rating, on a non-selective basis and in a timely manner, including full reasons for such a decision in six instances, the PSI failed to comply with the requirement set out in Article 10(1) of the Regulation.

264. This constitutes the infringement set out at Point 5 of Section III of Annex IIII of the Regulation.

4.2.2   Intent or negligence

265. Article 36a(1) of the Regulation provides as follows:

"Where, in accordance with Article 23e(5), ESMA's Board of Supervisors finds that a credit rating agency has, intentionally or negligently, committed one of the infringements listed in Annex III, it shall adopt a decision imposing a fine in accordance with paragraph 2".

"An infringement by a credit rating agency shall be considered to have been committed intentionally if ESMA finds objective factors which demonstrate that the credit rating agency or its senior management acted deliberately to commit the infringement".

266. In accordance with Article 36a(1) of the Regulation, a finding that an infringement has been committed by a CRA with intention or negligence will lead to the imposition of a fine. Consequently, the Board needs to conclude whether the evidence pertaining to the present case shows that the relevant infringement has been committed by the PSI intentionally or negligently.

267. In accordance with Article 36a(1) of the Regulation, a finding that an infringement has been committed intentionally requires a finding of "objective factors which demonstrate that the credit rating agency or its senior management acted deliberately to commit the infringement".

268. The factual background as set out in this Statement of Findings does not establish that there are objective factors which demonstrate that the PSI, its employees or senior managers acted deliberately to commit the infringement.

269. It should therefore be assessed whether the PSI acted with negligence.

270. As regards the preliminary remarks regarding negligence, reference is made to the considerations of the Board set out above.

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4.2.2.1   Assessment of whether there is negligence in the instant case

271.   Regarding the assessment of negligence in the case at hand, the following is of note.

272.   Enhancing transparency of credit rating activities is a key aim of the Regulation[303]; in this context, CRAs are required to disclose any decision to discontinue a credit rating, on a non-selective basis and in a timely manner. Moreover, the information disclosed must include full reasons for the decision. This requirement is clear from a simple reading of Article 10(1) of the Regulation and does not leave room for interpretation. A CRA from which a high standard of care is expected should therefore have complied with this requirement.

273.   The evidence demonstrates that the PSI failed to ensure that it complied with the above requirements. It prematurely released credit ratings in six instances. Then, when discontinuing those ratings, the PSI failed to publicly disclose the decision to discontinue and / or give full reasons for those decisions. Importantly, in some of these cases, the discontinuation of the premature credit rating was requested by the issuers, and in other cases, the discontinuation was processed internally without informing the issuers. The PSI therefore failed to show the special care expected of a legal person operating as a CRA in one of the most fundamental areas of its work, namely ensuring transparency and appropriate disclosure of credit ratings.

274.   On the basis of the foregoing, the PSI failed to take the special care expected of a CRA. As a professional firm in the financial services sector subject to stringent regulatory requirements, the PSI is required to take special care in assessing the risks that its acts or omissions entail, and has failed to take that care; and as the result of that failure, it has not foreseen the consequences of its acts or omissions, including particularly its infringement of the Regulation, in circumstances where a CRA in such a position that is normally informed and sufficiently attentive could not have failed to foresee those consequences.

275.   Therefore, the Board finds that the PSI has been negligent when committing the infringement of Point 5 of Section III of Annex IIII of the Regulation.

4.2.3 Fine

4.2.3.1   Determination of the basic amount

276.   Article 36a of the Regulation provides in paragraph 2 as follows:

"2. The basic amount of the fines referred to in paragraph 1 shall be included within the following limits:

(a) for the infringements referred to in points 1 to 5, 11 to 15, 19, 20, 23, 26a to 26d, 28, 30, 32, 33, 35, 41, 43, 50, 51 and 55 to 62 of Section I of Annex III, the fines shall amount to at least EUR 500 000 and shall not exceed EUR 750 000; …"

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[303] Article 1 of the Regulation.

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To decide whether the basic amount of the fines should be set at the lower, middle or higher end of the limits set out in the first subparagraph, ESMA shall have regard to the annual turnover in the preceding business year of the credit rating agency concerned. The basic amount shall be at the lower end of the limit for credit rating agencies whose annual turnover is below EUR 10 million, the middle of the limit for the credit rating agencies whose annual turnover is between EUR 10 and 50 million and the higher end of the limit for the credit rating agencies whose annual turnover is higher than EUR 50 million".

277. It has been established that the PSI committed the infringement set out at Point 5 of Section III of Annex III of the Regulation regarding the discontinuation of credit ratings.

278. To determine the basic amount of the fine, the Board has regard to the latest available audited financial statement, indicating the PSI's annual turnover.

279. In 2021, the PSI had a total turnover of EUR 703,424,000[304].

280. Thus, the basic amount of the fine for the PSI for the infringement listed in Point 5 of Section III of Annex III of the Regulation is set at the higher end of the limit of the fine set out in Article 36a(2)(a) of the Regulation and shall not exceed EUR 100,000.

4.2.3.2 Applicable aggravating factors

281. The applicable aggravating factors listed in Annex IV of the Regulation are set out below.

282. <u>Annex IV, Point I. 1. If the infringement has been committed repeatedly, for every time it has been repeated, an additional coefficient of 1,1 shall apply.</u>

283. In the instant case, the PSI did not properly disclose the relevant decisions to discontinue the credit ratings on six occasions. These failings happened in different time frames, due to various types of misunderstandings and deficiencies and, once identified (either by the PSI or the issuer), were handled in different ways. The infringement was therefore committed each time the PSI did not disclose the relevant discontinuation in a way which was compliant with Article 10(1) of the Regulation.

284. Therefore, the Board deems that this aggravating factor is applicable. For every time that the infringement was repeated (i.e. five times), an additional coefficient of 1,1 shall be applied.

285. <u>Annex IV, Point I. 6. If no remedial action has been taken since the breach has been identified, a coefficient of 1,7 shall apply.</u>

286. In determining whether this aggravating factor applies, the specific actions taken by the PSI to remediate the infringement must be taken into account. In this case, the infringement was brought to an end not because of any remedial actions by the PSI, but because the ratings were reinstated after they were discontinued. Once the PSI decided to remove the credit ratings, it did not take any action at any time leading to the disclosure of the decision to discontinue a credit rating. Moreover, there is no evidence indicating that full reasons for the decision were given.

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[304] S&P Global Ratings Europe Limited Annual Report and Financial Statements for the Financial Year Ended 31 December 2021, pp. 2, 12 and 29.

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287.   Therefore, the Board deems that no remedial actions were taken and this aggravating factor is applicable[305].

4.2.3.3   Mitigating factors

288.   Annex IV of the Regulation lists the mitigating factors to be taken into consideration for the adjustment of the fine. Their application to the instant investigation is assessed below.

289.   <u>Annex IV, Point II. 1. If the infringement relates to a breach listed in Section II or III of Annex III and has been committed for fewer than 10 working days, a coefficient of 0,9 shall apply.</u>

290.   The infringement at Point 5 was committed repeatedly; the infringement did not last longer than ten working days in any of the analysed instances.

291.   Therefore, the Board deems that this mitigating factor is applicable.

292.   <u>Annex IV, Point II. 2. If the credit rating agency's senior management can demonstrate that they have taken all the necessary measures to prevent the infringement, a coefficient of 0,7 shall apply.</u>

293.   The PSI indicated that "S&P assigns credit ratings of debt issuances by following specific processes – either through the RPM process or via the NID. These processes are subject to formal governance, which has senior management oversight, and are designed to ensure compliance with S&P's regulatory obligations."[306]

294.   However, this is not sufficient to show that the PSI's senior management has taken all the necessary measures to prevent the infringement. More generally, there is no evidence in the file showing that the PSI's senior management has taken all the necessary measures to prevent the infringement of Point 5 of Section III of Annex III of the Regulation committed by the PSI concerning the discontinuation of credit ratings.

295.   Therefore, the Board deems that this mitigating factor is not applicable.

296.   <u>Annex IV, Point II. 3. If the credit rating agency has brought quickly, effectively and completely the infringement to ESMA's attention, a coefficient of 0,4 shall apply.</u>

297.   The PSI has not brought "quickly, effectively and completely the infringement to ESMA's attention". Indeed, this infringement was discovered through the investigation carried out by ESMA Supervisors. With regards to the premature release of the [Issuer 5] Securities rating, although it was brought to ESMA's attention at the PSI's initiative, it cannot be considered to have been brought quickly, effectively, and completely to ESMA's attention.

298.   Therefore, the Board deems that this mitigating factor is not applicable.

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[305] The Board notes that when the IIO enquired about the remedial actions taken by the PSI in the areas covered by this investigation, the PSI did not provide any evidence of remediation specific to discontinuation. See Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Question 41, pp. 20-21.
[306] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Question 40, p. 20.

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299. Annex IV, Point II. 4. If the credit rating agency has voluntarily taken measures to ensure that similar infringement cannot be committed in the future, a coefficient of 0,6 shall apply.

300. As explained above regarding the aggravating factor set by Annex IV, Point I. 6. of the Regulation, no remedial actions have been taken since the infringement related to the discontinuation of the credit ratings of [Issuer 1] Securities, [Issuer 2] Securities, [Issuer 3] Securities, [Issuer 4] Securities, [Issuer 5] Securities and [Issuer 6] Securities was identified.

301. Therefore, the Board deems that this mitigating factor is not applicable.

4.2.3.4   Determination of the adjusted fine

302. In accordance with Article 36a(3) of the Regulation, taking into account the applicable aggravating and mitigating factors, the basic amount of EUR 100,000 must be adjusted as follows.

303. The difference between the basic amount and the amount resulting from the application of each individual coefficient set out in Annex IV of the Regulation is added to the basic amount in the case of the aggravating factors and subtracted from the basic amount in the case of the mitigating factor:

Aggravating factor set out in Annex IV, Point I. 1:

EUR 100,000 x 1.1 = EUR 110,000

EUR 110,000 – EUR 100,000 = EUR 10,000

EUR 10,000 x 5 = EUR 50,000

Aggravating factor set out in Annex IV. Point I.6 :

EUR 100,000 x 1.7 = 170,000

EUR 170,000 – EUR 100,000 = EUR 70,000

EUR 70,000 x 1 = EUR 70,000

Mitigating factor set out in Annex IV, Point II. 1:

EUR 100,000 x 0.9 = EUR 90,000

EUR 100,000 - EUR 90,000 = EUR 10,000

EUR 10,000 x 1 = EUR 10,000

Adjusted fine taking into account applicable aggravating and mitigating factors:

EUR 100,000 + EUR 50,000 + EUR 70,000 – EUR 10,000 = EUR 210,000

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304. Consequently, following adjustment by taking into account the applicable aggravating and mitigating factors, the amount of the fine to be imposed on the PSI for the discontinuation infringement amounts to EUR 210,000.

4.2.4 Supervisory measures

305. Regard must be had to paragraphs 1 and 2 of Article 24, of the Regulation.

306. Given the factual findings in the case at hand, only the supervisory measure set out in Article 24(1)(e) of the Regulation may be considered appropriate with regard to the nature and the seriousness of the infringement.

307. It must thus be held that a public notice is to be issued.

4.3 Findings regarding the ERP infringement

308. This section of the Statement of Findings analyses whether the PSI committed the infringement at point 4a, Section II, Annex III of the Regulation:

   "The credit rating agency infringes Article 11a(1) by not making available the required information or by not providing that information in the required format as referred to in that paragraph".

4.3.1 Analysis

309. The issue at stake in this aspect of the case is whether the PSI breached its obligation under Article 11a(1) of the Regulation, when issuing a credit rating or a rating outlook, to submit to ESMA rating information, including the credit rating and rating outlook of the rated instrument, information on the type of credit rating, the type of rating action, and date and hour of publication.

310. As described in more detail in Section 2.3 above, to carry out the tasks related to the ERP, the PSI put in place the GRRG ERP SOP, which specifies the responsibilities of the PSI's daily credit ratings delivery to ESMA.

311. Before examining the specific factual circumstances of the instant case, a detailed examination of the wording and the context of Point 4a, Section II, Annex III of the Regulation, along with Article 11a(1) of the Regulation is necessary. Below, the analysis is performed before that covering the facts.

4.3.1.1 Analysis of the relevant provisions of the Regulation

312. Recital (31) of Regulation (EU) No 462/2013 of the European Parliament and of the Council of 21 May 2013 amending Regulation (EC) No 1060/2009 on credit rating agencies provides:

   "Investors, issuers and other interested parties should have access to up-to-date rating information on a central website. A European rating platform should be established by ESMA

EXHIBIT VII

and should allow investors to easily compare all credit ratings that exist with regard to a specific rated entity. It is important that the European rating platform website shows all available credit ratings per instrument in order to allow investors to consider the whole variety of opinions before taking their own investment decision. However, in order not to undermine the ability of credit rating agencies to operate under the investor-pays model, such credit ratings should not be included in the European rating platform. The European rating platform should help smaller and new credit rating agencies to gain visibility. The European rating platform should incorporate ESMA's central repository with a view to creating a single platform for all available credit ratings per instrument and for information on historical performance data, published on the central repository. The European Parliament supported the establishment of such publication of credit ratings in its resolution on credit rating agencies of 8 June 2011".

313. Article 11a(1) of the Regulation sets out the obligation imposed on CRAs, when issuing a credit rating or a rating outlook, to submit to ESMA rating information, which includes the credit and rating outlook of the rated instruments, information on the type of the credit rating, the type of the rating action, and most importantly for this case, date and hour of publication.[307]

314. Moreover, Point 4a of Section II of Annex III of the Regulation states that the CRA infringes Article 11a(1) by not making available to ESMA the required information understood as, inter alia, information on the date and hour of the publication.

315. In this respect, an understanding of the term 'required information' is important to define the scope of the infringement laid down in Point 4a. Some elements are necessarily included in 'the required information' as they are explicitly listed in Article 11a(1) of the Regulation. However, the word 'including' indicates that the list is not exhaustive, and therefore other elements may be required.

316. To understand which other elements form part of the information that CRAs are required to report to the ERP, it is important to consider the objectives of Article 11a of the Regulation as analysed below.

317. First, the relevant recital, namely Recital (31) of Regulation (EU) No 462/2013 of the European Parliament and of the Council of 21 May 2013 amending Regulation (EC) No 1060/2009 on credit rating agencies, underlines that one of the purposes of the Regulation is to have up-to-date rating information which enhances transparency and certainty for investors and issuers.

318. Further, the Delegated Regulation aims to explain the practical obligations deriving from Article 11a(1) of the Regulation and further specify the rules regarding the content and the presentation of information to ESMA for the ERP.

319. Recital (1) of the Delegated Regulation provides:

"Article 11a(1) of Regulation (EC) No 1060/2009 requires registered and certified credit rating agencies, when issuing a credit rating or a rating outlook, to submit rating information to the

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[307] A CRA infringes Article 11a(1) also by not providing the required information in the required format, however, as the PSI submitted the information in accordance with the obligations related to its format, the Statement of Findings does not focus on this part of the infringement as stated in Point 4a, Annex III, Section II.

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European Securities and Markets Authority (ESMA). The requirement does not apply to ratings exclusively produced for and disclosed to investors for a fee. ESMA is required to publish the rating information submitted by the credit rating agencies on a public website called the European rating platform (ERP). Therefore, rules should be laid down regarding the content and the presentation of the information that credit rating agencies should make available to ESMA for the ERP."

320.   Recital (3) of the Delegated Regulation provides:

"In order to ensure that the ERP provides up-to-date information on rating actions that are not exclusively disclosed to investors for a fee, it is necessary to describe the data to be reported, including the rating and outlook of the rated instrument or entity, the press releases accompanying rating actions, reports accompanying sovereign rating actions, type of rating action and date and hour of publication. Press releases, in particular, provide information on the key elements underlying the rating decision. The ERP provides rating users with a central access point to up-to-date rating information and lowers information costs by allowing for a global view of the different ratings issued on each rated entity or instrument."

321.   In addition to Recital (1) and (3) of the Delegated Regulation, Article 1(2) of the Delegated Regulation provides (emphasis added):

"Credit rating agencies shall ensure the **accuracy, completeness and availability of the data reported to ESMA** and shall ensure that reports are submitted in accordance with Articles 8, 9 and 11 using appropriate systems developed on the basis of technical instructions provided by ESMA".

322.   Article 2 of the Delegated Regulation also provides:

"1. A credit rating agency shall report a default in respect of a rating in Fields 6 and 13 of Table 2 of Part 2 of Annex I where one of the following events has occurred:

(a) the rating indicates that a default has occurred according to the credit rating agency's definition of default;

(b) the rating has been withdrawn due to insolvency of the rated entity or due to debt restructuring;

(c) any other instance in which the credit rating agency considers a rated entity or rated instrument as defaulted, materially impaired or equivalent.

2. Where a reported rating is withdrawn, the reason for that shall be reported in Field 11 of Table 2 of Part 2 of Annex I".

323.   Article 13(3) of the Delegated Regulation provides (emphasis added):

"**Where a credit rating agency identifies factual errors** in data that have been reported, **it shall correct the relevant data without undue delay** according to the technical instructions provided by ESMA".

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324. Therefore, bearing in mind that Article 1(2) of the Delegated Regulation provides that the CRA "shall ensure the accuracy, completeness and availability of **the** data reported to ESMA" (emphasis added), once a rating is updated, corrected, discontinued, removed or withdrawn, the CRA must ensure that the information provided to ESMA is accurate and complete. Hence, the fact that the Delegated Regulation specifies only the cases of default and withdrawal does not lead to the conclusion that only these two actions shall be reported. These two specific cases cannot be understood as the only circumstances in which notification is required. Considering the objectives of the relevant provisions, all changes and updates shall be reported, including discontinuation of the credit rating.

325. Therefore, pursuant to Article 13(3) of the Delegated Regulation, if a CRA is aware that a credit rating has been removed or discontinued, it breaches its obligation if it does not properly inform ESMA about the changes.

326. As to the requirement to correct 'without undue delay' in Article 13(3) of the Delegated Regulation, the case law of the European Court of Justice does not provide extensive guidance. In one of its judgments the Court held that the use of the term 'without undue delay' does not specify exactly the period within which the required action should be taken, and that the expression 'without delay', whilst imposing a requirement to act swiftly, does allow a certain degree of latitude.[308] The term 'without undue delay' should therefore be interpreted on a case-by-case basis, taking into account the specific circumstances of each case.

327. Regarding the interpretation of "without undue delay" in the case at hand, the deadline for reporting credit ratings to ERP should be borne in mind as they give an indication of the timing contemplated by the legislators in order to ensure that reported information remains up-to-date. In particular, Article 8(2) of the Delegated Regulation provides:

"Credit ratings and rating outlooks referred to in paragraph 1, issued between 20:00:00 Central European Time (CET) on one day and 19:59:59 CET on the following day shall be reported until 21:59:59 CET on the following day".

328. Furthermore, Recital (5) of the Delegated Regulation provides:

"In order to ensure that the information on the ERP is up-to-date, rating information should be collected and published on a daily basis to allow for one daily update of the ERP outside Union business hours."

329. The PSI "disputes the conclusion, …, that the scope of Article 11(a) requires S&P to report to ESMA where a premature release is removed since this is not expressed anywhere either in the CRA Regulation or in Commission Delegated Regulation (EU) 2015/2 (the "Delegated Regulation").[309] … In accordance with this role, Article 2 of the Delegated Regulation sets out the circumstances in which a credit rating agency must make a further report to ESMA, namely where there is a default or a withdrawal. Contrary to the assessment in the Statement, these are the only actions which require notification. Neither this provision, nor any other provision in the Delegated Regulation includes any "catch all" language under which it may be reasonably

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[308] *Pharos SA v Commission*, Case C-151/98 P, paragraph 25.
[309] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 29.2.

EXHIBIT VII



argued that the removal of the Releases requires a further report to ESMA …"[310] Further, the PSI argues that "Article 13(3) of the Delegated Regulation referred to in … the Statement does not require S&P to make a further report to ESMA in relation to the removal of the Releases. This provision requires a credit rating agency to make a further report only where there are "factual errors in data that have been reported", which is not the case in relation to the Releases since S&P provided complete and accurate information about each Release at the point of release."[311]

330. The Board interpretation of the relevant provisions, as explained above, is consistent with the aims of the relevant texts as set out in Recital (31) of Regulation (EU) No 462/2013 of the European Parliament and of the Council of 21 May 2013 amending Regulation (EC) No 1060/2009 on credit rating agencies and Recital 3 and Article 1(2) of the Delegated Regulation, namely to ensure that the ERP provides up-to-date information on rating actions and that the data reported to ESMA are accurate, complete and available. The interpretation proposed by the PSI of Article 2 of the Delegated Regulation, namely that it sets out the only circumstances in which a CRA must make a further report to ESMA, i.e. where there is a default or a withdrawal, is contrary to the overarching aim of the ERP, which is to provide up-to-date information to the market, and to Article 13(3) of the Delegated Regulation, which provides that errors in data reported to the ERP shall be corrected without undue delay.

331. Therefore, the fact that Article 2 of the Delegated Regulation concerns two specific cases (i.e., default and withdrawal) when the changes need to be reported, does not mean that these are the only instances in which further reporting to the ERP is required; the removal of the credit rating requires a further report to ESMA, in accordance with Article 1(2) of the Delegated Regulation. This interpretation is also consistent with Article 13(3) of the Delegated Regulation which provides that factual errors in data shall be corrected, regardless of the type of the inaccuracy of the information provided (for example, related to the date and hour of publication).

332. As to the assessment of the term 'without undue delay', the PSI considers that "Given that the ERP reporting process detailed above must be followed when submitting and/or making corrections to the ERP, and that this process may require involvement from Compliance, operational and/or technical teams, it is only reasonable to understand that any update cannot be made immediately. On this basis, even if Article 13(3) does apply in the context of the Releases, it cannot be said that there was any delay in terms of correcting the information for any Release other than [Issuer 2]."[312] Further, the PSI said that "pursuant to the GRRG ERP SOP, S&P has developed an automated process to ensure the ratings information is submitted to the ERP in an accurate and timely manner. This involves compiling a daily file consisting of more than 100 data points that are sourced and mapped according to taxonomy provided by ESMA. This process is supported by support teams to ensure daily files are submitted in a timely manner and that any technical issues are addressed. In relation to each of the Releases and the subsequent re-releases, S&P provided information in accordance with the GRRG ERP SOP."[313]

---

[310] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 29.3.
[311] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 29.4.
[312] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 29.6.
[313] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 29.1.

EXHIBIT VII

333. The Board considers that accurate rating information should be published on the ERP without undue delay, and the re-release of the relevant credit ratings should follow the requirements as set out in Article 8(2) of the Delegated Regulation, which are mirrored in the GRRG ERP SOP[314]. Moreover, if the PSI argues that the GRRG ERP SOP is an automated process ensuring that the ratings information submitted to the ERP is accurate and timely and is supported by teams ensuring that daily files are submitted and that any technical issues are addressed, this should ensure that relevant information is submitted to the ERP in a timely manner which complies with the PSI's obligations. Further, the PSI's submission that "[d]ue to the automation of the process [for submitting information to the ERP], it is not always possible to immediately correct or update information once it is being processed by the system"[315] is at odds with the goal of the ERP, namely to display accurate information; this is ensured by the submission of daily files in a timely manner and the addressing of technical issues.

334. The PSI's argument that the process of submitting and/or making corrections may require involvement from, for instance, Compliance and that this implies that any update cannot be made immediately is moot, as Compliance was not involved in the process of submitting the required information to the ERP and the GRRG ERP SOP does not provide for any specific steps to be followed which require the involvement of Compliance[316].

4.3.1.2   Application to the instant case

335. The PSI commits this infringement by not making available the required information to ESMA. This requirement is understood as a broad obligation to ensure the accuracy, completeness and transparency of the data available on the ERP by providing the relevant information (including the date and hour of the rating). The infringement under Point 4a is committed when the PSI does not ensure that the information provided to the ERP is up-to-date. It is notable that in the instant case that the PSI was aware of its error and the discrepancies between data available on the ERP and on other Public Platforms.

336. The Board analysed the facts in the present case regarding the time during which inaccurate information was visible on the ERP. In relation to the [Issuer 2] Securities credit ratings, the PSI identified that the credit ratings should not have been publicly disclosed. However, it still proceeded with the submission of its initial report to ESMA. The credit rating was then removed and was re-released. Subsequently, the PSI submitted its change report to the ERP. As such, although new information was uploaded, for 19 days ESMA had visibility only on the initial reporting.

337. In the instant case, if the PSI decided to remove a credit rating from its platforms and make it unavailable to the public, it should have provided an update to the ERP to fulfil the obligation to ensure the accuracy and completeness of the information on the ERP. According to RADAR, CRAs can submit data to RADAR for the first time and submit updates, corrections or

---

[314] According to the GRRG ERP SOP, "All ERP 'Action Types' as defined in the BRD (upgrades, downgrades, credit watch etc.) issued between 20:00:00 Central European Time (CET) on the previous day and 19:59:59 CET on the current day must be submitted to the ESMA Hub until 21:59:59 CET on the current day". See also Supervisory Report, Exhibit 196, 'GRRG_ERP_SOP.pdf', 3 January 2016, p. 5.
[315] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 30.4.
[316] Compliance and Legal are only mentioned as intended audience of the document but not as parties which might be involved in the process. See also Supervisory Report, Exhibit 196, 'GRRG_ERP_SOP.pdf', 3 January 2016, p. 4.

EXHIBIT VII

cancellations on previously submitted data[317]. Having all these means in place, the PSI wrongly assessed that it was sufficient to submit change reports at the moment of the re-release of the credit ratings, and not at the moment it became aware of the premature disclosures.

338. Regarding the capabilities of the RADAR platform, the PSI states that "the existence of such capabilities does not constitute evidence that S&P was required to report to ESMA the removal of the Releases in the absence of any written requirement in the CRA Regulation or the Delegated Regulation to do so. It is clear that these capabilities have been implemented to allow credit rating agencies to comply with the various reporting requirements detailed in the Delegated Regulation"[318]. While the existence of specific capabilities of RADAR does not as such constitute evidence that the PSI had to report the removal of the credit ratings to ESMA; however, the PSI had to comply with the requirements as already described above and therefore, was required to ensure up-to-date information available on the ERP. The PSI did not do so.

339. Having failed to provide this update, the information on the ERP relating to the date and hour of publication of credit ratings was incorrect for 19 days and the PSI was aware of these inaccuracies. Importantly, the PSI knew about the premature disclosure before the initial report creation and the initial report on the ERP. The information provided to the market remained unchanged on the ERP website until the PSI amended the initial report, while the credit ratings were removed from the PSI's public channels. Therefore, the information on the ERP was not accurate and did not reflect the information available on the Public Platforms where the ratings were not visible. Consequently, there was a discrepancy between the information available on the ERP and on the Public Platforms; this failure to remove information from the ERP led to erroneous information being made available to the market.

340. Finally, any correction must be made without undue delay[319]. Considering that, pursuant to the Delegated Regulation, rating information should be collected and published on a daily basis to allow for one daily update of the ERP outside Union business hours[320], it is clear that the fact that the PSI did not correct the data for 19 days constitutes an infringement of Article 11a(1) of the Regulation; 19 days of inaction is an undue delay.

341. Given the foregoing, by not ensuring that the information provided to the ERP was up-to-date, the PSI failed, when issuing a credit rating or a rating outlook, to submit to ESMA the required rating information in relation to [Issuer 2] Securities. This constitutes the infringement set out at point 4a of Section II of Annex III of the Regulation.

4.3.2 Intent or negligence

342. Article 36a(1) of the Regulation provides as follows:

---

[317] Supervisory Report, Exhibit 195, Credit Ratings Data Reporting (RADAR) System, p. 25-26.
[318] Exhibit 51, Reply to the Initial SoF, 2 August 2022, para. 30.2
[319] Article 13(3) of the Delegated Regulation.
[320] Recital 5 of the Delegated Regulation.

EXHIBIT VII

"Where, in accordance with Article 23e(5), ESMA's Board of Supervisors finds that a credit rating agency has, intentionally or negligently, committed one of the infringements listed in Annex III, it shall adopt a decision imposing a fine in accordance with paragraph 2".

"An infringement by a credit rating agency shall be considered to have been committed intentionally if ESMA finds objective factors which demonstrate that the credit rating agency or its senior management acted deliberately to commit the infringement".

343.   In accordance with Article 36a(1) of the Regulation, a finding that an infringement has been committed by a CRA with intention or negligence will lead to the imposition of a fine. Consequently, the Board needs to conclude whether the evidence pertaining to the present case shows that the relevant infringement has been committed by the PSI intentionally or negligently.

344.   In accordance with Article 36a(1) of the Regulation, a finding that an infringement has been committed intentionally requires a finding of "objective factors which demonstrate that the credit rating agency or its senior management acted deliberately to commit the infringement".

345.   Taking into account the matters set out at Section 4.3.1, the factual background as set out in this Statement of Findings does not establish that there are objective factors which demonstrate that the PSI, its employees or senior managers acted deliberately to commit the infringement.

346.   It should therefore be assessed whether the PSI acted with negligence.

347.   As regards the preliminary remarks regarding negligence, reference is made to the considerations of the Board set out above.

4.3.2.1   Assessment of whether there is negligence in the instant case

348.   Regarding the assessment of negligence in the case at hand, the following is of note.

349.   The ERP is a key element in ensuring that investors, issuers and other interested parties have access to up-to-date rating information on a central website. The ERP should therefore show accurate information about all relevant credit ratings. The burden to ensure the quality and accuracy of data lies with the CRAs and, as already noted above, the standard of care to be expected of them is high. Therefore, a CRA needs to make data available also to ensure its quality.

350.   Moreover, when it becomes aware of any errors or deficiencies, a CRA shall proactively notify ESMA of any such cases.

351.   Finally, as noted above, the PSI was aware of its error and the discrepancy between data available to the market on the ERP and on its Public Platforms, and it did not immediately report matters to ESMA.

352.   The evidence set out above demonstrates clearly that the PSI failed to show the special care expected from a legal person operating as a CRA in relation to the reporting to the ERP, which in turn underpins a central aim of the Regulation, namely transparency.

EXHIBIT VII

353. On the basis of the foregoing, the PSI failed to take the special care expected of a CRA. As a professional firm in the financial services sector subject to stringent regulatory requirements, the PSI is required to take special care in assessing the risks that its acts or omissions entail, and has failed to take that care; and as the result of that failure, it has not foreseen the consequences of its acts or omissions, including particularly its infringement of the Regulation, in circumstances where a CRA in such a position that is normally informed and sufficiently attentive could not have failed to foresee those consequences.

354. Therefore, the Board finds that the PSI has been negligent when committing the infringement of Point 4a, Section II, Annex III of the Regulation.

4.3.3 Fine

4.3.3.1 Determination of the basic amount

355. Article 36a of the Regulation provides in paragraph 2 as follows:

"2. The basic amount of the fines referred to in paragraph 1 shall be included within the following limits:

(e) for the infringements referred to in points 2, 3a to 5 of Section II of Annex III, the fines shall amount to at least EUR 25 000 and shall not exceed EUR 75 000; …"

To decide whether the basic amount of the fines should be set at the lower, middle or higher end of the limits set out in the first subparagraph, ESMA shall have regard to the annual turnover in the preceding business year of the credit rating agency concerned. The basic amount shall be at the lower end of the limit for credit rating agencies whose annual turnover is below EUR 10 million, the middle of the limit for the credit rating agencies whose annual turnover is between EUR 10 and 50 million and the higher end of the limit for the credit rating agencies whose annual turnover is higher than EUR 50 million".

356. It has been established that the PSI committed the infringement set out at Point 4a of Section II of Annex III of the Regulation regarding the submission of relevant information to ESMA.

357. To determine the basic amount of the fine, the Board has regard to the latest available audited financial statement, indicating the PSI's annual turnover.

358. In 2021, the PSI had a total turnover of EUR 703,424,000[321].

359. Thus, the basic amount of the fine for the PSI for the infringement listed in Point 4a of Section II of Annex III of the Regulation is set at the **higher end** of the limit of the fine set out in Article 36a(2)(a) of the Regulation and shall not exceed EUR 75 000.

---

[321] S&P Global Ratings Europe Limited Annual Report and Financial Statements for the Financial Year Ended 31 December 2021, pp. 2, 12 and 29.

EXHIBIT VII

4.3.3.2   Applicable aggravating factors

360.   Based on the evidence in the file, the Board considers that none of the aggravating factors listed in Annex IV of the Regulation are applicable in relation to the infringement set out at Point 4a, Section II, Annex III of the Regulation.

4.3.3.3   Mitigating factors

361.   Annex IV of the Regulation lists the mitigating factors to be taken into consideration for the adjustment of the fine. Their application to the instant investigation is assessed below.

Annex IV, Point II. 1. If the infringement relates to a breach listed in Section II or III of Annex III and has been committed for fewer than 10 working days, a coefficient of 0,9 shall apply.

362.   This mitigating factor is not applicable; the infringement at Point 4a lasted 19 days, i.e. longer than 10 days.

Annex IV, Point II. 2. If the credit rating agency's senior management can demonstrate that they have taken all the necessary measures to prevent the infringement, a coefficient of 0,7 shall apply.

363.   In this regard, the PSI indicated that "S&P assigns credit ratings of debt issuances by following specific processes - either through the RPM process or via the NID. These processes are subject to formal governance, which has senior management oversight, and are designed to ensure compliance with S&P's regulatory obligations."[322]

364.   However, this is not sufficient to evidence that that the PSI's senior management has taken all the necessary measures to prevent the infringement. More generally, there is no evidence in the file that the PSI's senior management has taken all the necessary measures to prevent the infringement of Point 4a of Section II of Annex III of the Regulation committed by the PSI concerning the reporting to ESMA.

365.   Therefore, the Board deems that this mitigating factor is not applicable.

Annex IV, Point II. 3. If the credit rating agency has brought quickly, effectively and completely the infringement to ESMA's attention, a coefficient of 0,4 shall apply.

366.   The PSI has not brought "quickly, effectively and completely the infringement to ESMA's attention". Indeed, this infringement was discovered through the investigation carried out by ESMA Supervisors.

367.   Therefore, the Board deems that this mitigating factor is not applicable.

Annex IV, Point II. 4. If the credit rating agency has voluntarily taken measures to ensure that similar infringement cannot be committed in the future, a coefficient of 0,6 shall apply.

368.   The PSI claimed that "since January 2022, notification to the ERP support team has been required where changes to credit rating publications are made. Where the ERP support team

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[322] Exhibit 4, PSI's Response to the IIO's RFI, 23 March 2022, Question 40, p. 20.

EXHIBIT VII

determines that an update should be made, it will generate a correction file outside of the daily process."

369.   However, the PSI has not provided evidence in support of this assertion. The only document available in the file which relates to the procedure of submission of information to the ERP is the GRRG ERP SOP[323] which was updated a few years ago. This document does not set out the amendments to which the PSI referred.

370.   Therefore, the Board deems that this mitigating factor is not applicable.

4.3.3.4   Determination of the adjusted fine

371.   In accordance with Article 36a(3) of the Regulation, the basic amount of EUR 75,000 must be adjusted taking into account the applicable aggravating and mitigating factors.

372.   As there are no applicable aggravating or mitigating factors, the amount of the fine to be imposed on the PSI for the ERP infringement amounts to EUR 75,000.

4.3.4 Supervisory measures

373.   Regard must be had to paragraphs 1 and 2 of Article 24, of the Regulation.

374.   Given the factual findings in the case at hand, only the supervisory measure set out in Article 24(1)(e) of the Regulation may be considered appropriate with regard to the nature and the seriousness of the infringement.

375.   It must thus be held that a public notice is to be issued.

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[323] Supervisory Report, Exhibit 196, GRRG_ERP_SOP.pdf, 3 January 2016.

EXHIBIT VII

On the basis of the above Statement of Findings, the Board hereby

DECIDES

that

S&P Global Ratings Europe Limited committed with negligence the following infringements:

- infringement set out at Point 12 of Section I of Annex III of the Regulation concerning internal control mechanisms, by not having internal control mechanisms adequate to ensure compliance with its obligations regarding the timely disclosure of credit ratings.

- infringement set out at Point 5 of Section III of Annex III of the Regulation concerning the discontinuation of credit ratings, by failing to disclose on a non-selective basis and in a timely manner six decisions to discontinue a credit rating.

- infringement set out at Point 4a of Section II of Annex III of the Regulation concerning the provision of information to ESMA in the required format, by not submitting to ESMA the required information and specifically by not ensuring that the information provided to the European Rating Platform was up-to-date.

therefore

IMPOSES

the following **fines**:

- EUR 825,000 for the infringement set out at Point 12 of Section I of Annex III of the Regulation concerning internal control mechanisms, by not having internal control mechanisms adequate to ensure compliance with its obligations regarding the timely disclosure of credit ratings.

- EUR 210,000 for the infringement set out at Point 5 of Section III of Annex III of the Regulation concerning the discontinuation of credit ratings, by failing to disclose on a non-selective basis and in a timely manner six decisions to discontinue a credit rating.

- EUR 75,000 for the infringement set out at Point 4a of Section II of Annex III of the Regulation concerning the provision of information to ESMA in the required format, by not submitting to ESMA the required information. Specifically, the PSI did not ensure that the information provided to the European Rating Platform was up-to-date.

for the overall amount of **EUR 1,110,000**

and

ADOPTS

a **supervisory measure** in the form of a **public notice** to be issued in respect of the infringements.

EXHIBIT VII



S&P Global Ratings Europe Limited may avail itself of the remedies of Chapter V of Regulation (EU) No 1095/2010 against this decision.

This decision is addressed to S&P Global Ratings Europe Limited – Fourth Floor, Waterways House, Grand Canal Quay, Dublin 2, Ireland. Company number: 611431.

Done at Paris, on 22 March 2023

[signed]

For the Board of Supervisors

The Chair

Verena Ross

DISCLOSURE REPORTING PAGE (NRSRO)

This Disclosure Reporting Page (DRP) is to be used to provide information concerning affirmative responses to **Item 8** of Form NRSRO.

Submit a separate DRP for each person that: (a) has committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, has been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or has been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934; (b) has been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or has been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction; or (c) is subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO.

Name of Applicant/NRSRO	Date
S&P Global Ratings	September 4, 2024

Check Item being responded to:

☑ Item 8A

☐ Item 8B

☐ Item 8C

Full name of the person for whom this DRP is being submitted:

S&P Global Ratings

If this DRP provides information relating to a "Yes" answer to Item 8A, describe the act(s) that was (were) committed or omitted; or the order(s) or finding(s); or the injunction(s) (provide the relevant statute(s) or regulation(s)) and provide jurisdiction(s) and date(s):

On September 3, 2024, the U.S. Securities and Exchange Commission ("SEC") issued an Order captioned "In the Matter of S&P Global Ratings," in which the SEC found that S&P Global Ratings had willfully violated Section 17(a)(1) of the Securities Exchange Act of 1934 and Rule 17g-2(b)(7) thereunder. See Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, Securities Exchange Act of 1934 Rel. No. 100907, September 3, 2024, Administrative Proceeding File No. 3-22055 (attached as Exhibit VIII).

If this DRP provides information relating to a "Yes" answer to Item 8B, describe the crime(s) and provide jurisdiction(s) and date(s):

Not applicable.

If this DRP provides information relating to a "Yes" answer to Item 8C, attach the relevant Commission order(s) and provide the date(s):

Not applicable.

EXHIBIT VIII

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 100907 / September 3, 2024

ADMINISTRATIVE PROCEEDING
File No. 3-22055

In the Matter of **S&P Global Ratings,** **Respondent.**	**ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, PURSUANT TO SECTIONS 15E(d) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER**

I.

The Securities and Exchange Commission ("Commission") deems it appropriate, in the public interest and for the protection of investors that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934 ("Exchange Act") against S&P Global Ratings ("S&P Ratings" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement ("Offer") that the Commission has determined to accept. Respondent admits the facts set forth in Section III below, acknowledges that its conduct violated the federal securities laws, admits the Commission's jurisdiction over it and the subject matter of these proceedings, and consents to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

---

[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

EXHIBIT VIII

Summary

1.   Nationally recognized statistical rating organizations ("NRSROs") and the credit ratings they issue play a unique and important role in our financial markets. The federal securities laws impose recordkeeping requirements on NRSROs to establish a framework of oversight to ensure that NRSROs responsibly discharge their role. The Commission has long said that recordkeeping requirements have proven integral to the Commission's investor protection function because preserved records are the primary means of monitoring compliance with applicable federal securities laws.

2.   These proceedings arise out of widespread and longstanding failures by S&P Ratings, an NRSRO, to adhere to certain NRSRO recordkeeping requirements. S&P Ratings employees, including those at senior levels, have communicated using personal and S&P Ratings-issued mobile devices by text message and other messaging platforms, such as WhatsApp, since at least January 2020, both internally and externally ("off-channel communications"). The messages included discussions of initiating, determining, maintaining, monitoring, changing, or withdrawing a credit rating ("Credit Rating Activities").

3.   S&P Ratings failed to maintain or preserve messages concerning Credit Rating Activities as required by NRSRO recordkeeping rules. Respondent's failure was firm wide and involved employees at various levels of seniority. As a result, S&P Ratings violated Section 17(a) of the Exchange Act and Rule 17g-2(b)(7) thereunder.

4.   During the time period that S&P Ratings failed to maintain and preserve off-channel communications that their employees sent and received relating to Credit Rating Activities, S&P Ratings received and responded to Commission requests for documents in numerous Commission examinations and investigations. As a result, S&P Ratings' recordkeeping failures likely impacted the Commission's ability to carry out its regulatory functions and investigate compliance deficiencies and violations of the federal securities laws across these investigations and examinations.

5.   S&P Ratings has initiated a review of its recordkeeping failures and begun a program of remediation. As set forth in the Undertakings below, S&P Ratings will retain a compliance consultant, which will review and assess S&P Ratings' remedial steps relating to S&P Ratings' recordkeeping practices, policies and procedures, related supervisory practices, and employment actions.

Respondent

6.   S&P Ratings is an NRSRO headquartered in New York, New York. S&P Ratings is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly owned by S&P Global Inc., and (ii) operated by various other subsidiaries that are predominantly wholly-owned, directly or indirectly, by S&P Global Inc.

EXHIBIT VIII

NRSRO Recordkeeping Requirements

7.   Section 17(a)(1) of the Exchange Act authorizes the Commission to issue rules requiring NRSROs to make and keep for prescribed periods, and furnish copies of, such records as necessary or appropriate in the public interest, for the protection of investors or otherwise in furtherance of the purposes of the Exchange Act.

8.   Pursuant to this provision, the Commission adopted recordkeeping requirements specific to NRSROs. Those requirements include, among other provisions, Exchange Act Rule 17g-2(b)(7), which requires an NRSRO to retain internal and external communications, including electronic communications, received and sent by the NRSRO and its employees that relate to Credit Rating Activities. Rule 17g-2(c) specifies that this recordkeeping requirement applies for a period of three years.

9.   In adopting Rule 17g-2 in 2007, the Commission emphasized the importance of analogous recordkeeping requirements, stating, "the retention of written communications has played an important role in assisting the Commission in identifying legal violations and compliance issues with respect to other regulated entities." *Final Rule, Oversight of Credit Rating Agencies Registered as Nationally Recognized Statistical Rating Organizations*, 72 Fed. Reg. 33563, 33588 (June 18, 2007). The Commission also specifically emphasized the evidentiary relevance of internal NRSRO records, stating that "internal communications will play an important role in assisting the Commission in identifying legal violations and compliance issues in its oversight of NRSROs." *Id*.

S&P Ratings' Electronic Communications Policies and Procedures

10.   Since at least 2020, S&P Ratings maintained certain policies and procedures designed to ensure the retention of business-related records, including electronic communications, pursuant to the relevant recordkeeping provisions.

11.   S&P Ratings employees were advised that all S&P Ratings business-related communications must be conducted through an approved digital communications platform and could not be sent through personal email or commercial filesharing services. However, until August 2023, S&P's policies and procedures did not identify the specific approved digital communications platforms that S&P Ratings employees could use to send business-related communications.

12.   S&P Ratings employees were also advised that they may not send business-related text messages through mobile devices.

13.   S&P Ratings' policies and procedures required the retention of material information used to form the basis of a rating decision, including external and internal communications received and sent by S&P Ratings employees that relate to Credit Rating Activities.

EXHIBIT VIII

14.   S&P Ratings also maintained a digital communications surveillance program which was designed to identify instances of non-adherence to legal and regulatory requirements—as well as company policies and procedures—on S&P Ratings' official email system and messaging platform. Messages sent through S&P Ratings' official email system were monitored, subject to review, and, when appropriate, archived. Messages sent through other communication methods, such as text messages on mobile devices, were not monitored, subject to review, or archived.

S&P Ratings' Recordkeeping Failures

15.   Since at least January 2020, S&P Ratings employees involved in determining credit ratings, including those at senior levels, have communicated internally and externally for purposes relating to Credit Rating Activities using text messages and other messaging platforms, such as WhatsApp, which were not retained or monitored by S&P Ratings.

16.   In March 2023, Commission staff commenced an investigation to determine whether S&P Ratings was properly retaining messages relating to Credit Rating Activities that were sent and received on personal or work-issued devices. S&P Ratings cooperated with the investigation by voluntarily gathering communications from the devices of a sampling of employees, including senior executives and group managers.

17.   The Commission staff's investigation uncovered pervasive off-channel communications relating to Credit Rating Activities at various seniority levels of S&P Ratings' credit rating business. The staff requested off-channel communications data from various S&P Ratings personnel and found that the majority of these individuals had engaged in off-channel communications relating to Credit Rating Activities. Overall, these personnel sent and received numerous off-channel communications relating to Credit Rating Activities, involving other S&P Ratings employees and external parties.

18.   For example, between at least March and June 2022, a managing director and an associate director exchanged numerous off-channel communications relating to credit rating clients, including their reactions to comments made by other S&P Ratings employees during credit rating committee meetings and other internal meetings discussing Credit Rating Activities.

19.   In addition, between at least July 2021 and November 2021, a senior director exchanged numerous off-channel communications with multiple credit rating clients, which communications included discussions relating to Credit Rating Activities, such as credit rating committee meetings, S&P Ratings credit rating criteria, and comments made in meetings between S&P Ratings employees and the credit rating clients.

20.   As another example, in November 2021, two associate analysts discussed, through off-channel communications, presenting the quantitative testing results for a transaction involving a particular credit rating client at a credit rating committee meeting.

EXHIBIT VIII

21.   Between January 2020 and the present, S&P Ratings received and responded to Commission requests for documents and was subject to annual examinations by the Commission's Office of Credit Ratings, in which it was requested to produce documents and records to assist the Commission staff with identifying potential compliance deficiencies and violations of the federal securities laws. By failing to maintain and preserve required records relating to its Credit Rating Activities, S&P Ratings likely deprived the Commission of these off-channel communications in various investigations and during examinations.

S&P Ratings' Violation

22.   As a result of the conduct described above, S&P Ratings willfully[2] violated Section 17(a)(1) of the Exchange Act and Rule 17g-2(b)(7) thereunder, which requires each NRSRO, for a period of three years, to retain internal and external communications, including electronic communications, received and sent by the NRSRO and its employees that relate to initiating, determining, maintaining, monitoring, changing, or withdrawing a credit rating.

S&P Ratings' Efforts to Comply

23.   In determining to accept the Offer, the Commission considered steps undertaken by S&P Ratings prior to and after being approached by Commission staff, as well as cooperation afforded the Commission staff. Recently, S&P Ratings revised its policies, procedures, and training concerning the use of approved communications methods and has begun a pilot program to install mobile device management software on S&P Ratings employees' personal and S&P Ratings-issued mobile devices, which will allow S&P Ratings to monitor and preserve communications on such devices sent through text and instant messaging platforms.

Undertakings

24.   S&P Ratings has undertaken to do the following:

25.   <u>Compliance Consultant</u>.

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[2]   "Willfully," for purposes of imposing relief under Section 15E(d) of the Exchange Act, "'means no more than that the person charged with the duty knows what he is doing.'" *See Wonsover v. SEC*, 205 F.3d 408, 414 (D.C. Cir. 2000) (quoting *Hughes v. SEC*, 174 F.2d 969, 977 (D.C. Cir. 1949)). There is no requirement that the actor "also be aware that he is violating one of the Rules or Acts." *Tager v. SEC*, 344 F.2d 5, 8 (2d Cir. 1965). The decision in *The Robare Group, Ltd. v. SEC*, which construed the term "willfully" for purposes of a differently structured statutory provision, does not alter that standard. 922 F.3d 468, 478-79 (D.C. Cir. 2019) (setting forth the showing required to establish that a person has "willfully omit[ted]" material information from a required disclosure in violation of Section 207 of the Investment Advisers Act of 1940).

EXHIBIT VIII

a.	S&P Ratings shall retain, within thirty (30) days of the entry of this Order, the services of a compliance consultant ("Compliance Consultant") that is not unacceptable to the Commission staff. Prior to the entry of this Order, S&P Ratings retained the services of a consultant to address the issues in this Order. The Compliance Consultant may be the same consultant previously engaged by S&P Ratings. The Compliance Consultant's compensation and expenses shall be borne exclusively by S&P Ratings.

b.	S&P Ratings will oversee the work of the Compliance Consultant.

c.	S&P Ratings shall provide to the Commission staff, within sixty (60) days of the entry of this Order, a copy of the engagement letter detailing the Compliance Consultant's responsibilities, which shall include a comprehensive compliance review as described below. S&P Ratings shall require that, within ninety (90) days of the date of the engagement letter, the Compliance Consultant conduct:

   i.	A comprehensive review of S&P Ratings' supervisory, compliance, and other policies and procedures designed to ensure that internal and external communications, including electronic communications, received and sent by S&P Ratings and its employees that relate to Credit Rating Activities are preserved in accordance with the requirements of the federal securities laws and NRSRO regulations and an assessment of S&P Ratings' framework for addressing instances of non-compliance among its employees.

   ii.	A comprehensive review of training conducted by S&P Ratings to ensure personnel are complying with the requirements regarding the preservation of communications relating to Credit Rating Activities, including those found on personal devices, in accordance with the federal securities laws and NRSRO regulations.

   iii.	An assessment of any surveillance measures implemented by S&P Ratings to ensure compliance, on an ongoing basis, with the requirements regarding the preservation of communications relating to Credit Rating Activities, including those found on personal devices, in accordance with the federal securities laws and NRSRO regulations.

   iv.	An assessment of the technological solutions that S&P Ratings has begun implementing to facilitate compliance with the requirements regarding the preservation of communications relating to Credit Rating Activities in accordance with the federal securities laws and NRSRO regulations, including an assessment of the likelihood that S&P Ratings personnel will use the technological solutions going forward and a review of the measures employed by S&P Ratings to track employee usage of new technological solutions.

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EXHIBIT VIII

v.   An assessment of the measures used by S&P Ratings to prevent the use of unauthorized communications methods for communications relating to Credit Rating Activities by employees. This assessment should include, but not be limited to, a review of the firm's policies and procedures to ascertain if they provide for any significant technology and/or behavioral restrictions that help prevent the risk of the use of unapproved communications methods on personal devices to send or receive communications relating to Credit Rating Activities in contravention of the requirements of the federal securities laws and NRSRO regulations.

vi.   A review of S&P Ratings' electronic communications surveillance routines to ensure the preservation of electronic communications relating to Credit Rating Activities, including those found on personal devices, in accordance with the federal securities laws and NRSRO regulations, are incorporated into S&P Ratings' overall communications surveillance program.

vii.   A comprehensive review of the framework adopted by S&P Ratings to address instances of non-compliance by S&P Ratings personnel with S&P Ratings' policies and procedures concerning the use of approved communications methods, including on personal devices, for communications relating to Credit Rating Activities in accordance with the federal securities laws and NRSRO regulations in the past. This review shall include a survey of how S&P Ratings determined which employees failed to comply with S&P Ratings' policies and procedures, the corrective action carried out, an evaluation of who violated policies and why, what penalties were imposed, and whether penalties were handed out consistently across business lines and seniority levels.

d.   S&P Ratings shall require that, within forty-five (45) days after completion of the review set forth in sub-paragraphs c.i through c.vii above, the Compliance Consultant shall submit a detailed written report of its findings to S&P Ratings and to the Commission staff (the "Report"). S&P Ratings shall require that the Report include a description of the review performed, the names of the individuals who performed the review, the conclusions reached, the Compliance Consultant's recommendations for changes in or improvements to S&P Ratings' policies and procedures, and a summary of the plan for implementing the recommended changes in or improvements to S&P Ratings' policies and procedures.

e.   S&P Ratings shall adopt all recommendations contained in the Report within ninety (90) days of the date of the Report; provided, however, that within forty-five (45) days after the date of the Report, S&P Ratings shall advise the Compliance Consultant

EXHIBIT VIII

and the Commission staff in writing of any recommendations that S&P Ratings considers to be unduly burdensome, impractical, or inappropriate. With respect to any recommendation that S&P Ratings considers unduly burdensome, impractical, or inappropriate, S&P Ratings need not adopt such recommendation at that time, but shall propose in writing an alternative policy, procedure, or disclosure designed to achieve the same objective or purpose.

      f.   As to any recommendation concerning S&P Ratings' policies or procedures on which S&P Ratings and the Compliance Consultant do not agree, S&P Ratings and the Compliance Consultant shall attempt in good faith to reach an agreement within sixty (60) days after the date of the Report. Within fifteen (15) days after the conclusion of the discussion and evaluation by S&P Ratings and the Compliance Consultant, S&P Ratings shall require that the Compliance Consultant inform S&P Ratings and the Commission staff in writing of the Compliance Consultant's final determination concerning any recommendation that S&P Ratings considers to be unduly burdensome, impractical, or inappropriate. S&P Ratings shall abide by the determinations of the Compliance Consultant and, within sixty (60) days after final agreement between S&P Ratings and the Compliance Consultant or final determination by the Compliance Consultant, whichever occurs first, S&P Ratings shall adopt and implement all of the recommendations that the Compliance Consultant deems appropriate.

      g.   S&P Ratings shall cooperate fully with the Compliance Consultant and shall provide the Compliance Consultant with access to such of S&P Ratings' files, books, records, and personnel as are reasonably requested by the Compliance Consultant for review.

      h.   S&P Ratings shall not have the authority to terminate the Compliance Consultant or substitute another compliance consultant for the initial Compliance Consultant, without the prior written approval of the Commission staff. S&P Ratings shall compensate the Compliance Consultant and persons engaged to assist the Compliance Consultant for services rendered under this Order at their reasonable and customary rates.

      i.   For the period of engagement and for a period of two (2) years from completion of the engagement, S&P Ratings shall not (i) retain the Compliance Consultant for any other professional services outside of the services described in this Order; (ii) enter into any other professional relationship with the Compliance Consultant, including any employment, consultant, attorney-client, auditing or other professional relationship; or (iii) enter, without prior written consent of the Commission staff, into any such professional relationship with any of the Compliance Consultant's present or former affiliates, employers, directors, officers, employees, or agents.

EXHIBIT VIII

j.   The Report and related written communications of the Compliance Consultant will likely include confidential financial, proprietary, competitive business or commercial information. Public disclosure of the Report could discourage cooperation, impede pending or potential government investigations or undermine the objectives of the reporting requirement. For these reasons, among others, the Report and the contents thereof are intended to remain and shall remain non-public, except (1) pursuant to court order, (2) as agreed to by the parties in writing, (3) to the extent that the Commission determines in its sole discretion that disclosure would be in furtherance of the Commission's discharge of its duties and responsibilities, or (4) as otherwise required by law.

26.   One-Year Evaluation. S&P Ratings shall require the Compliance Consultant to assess S&P Ratings' program for the preservation, as required under the federal securities laws and NRSRO regulations, of communications relating to Credit Rating Activities, including those found on personal devices, commencing one (1) year after submitting the Report required by Paragraph 24.d above. S&P Ratings shall require this review to evaluate S&P Ratings' progress in the areas described in Paragraphs 24.c.i-vii above. After this review, S&P Ratings shall require the Compliance Consultant to submit a report (the "One Year Report") to S&P Ratings and the Commission staff and shall ensure that the One Year Report includes an updated assessment of S&P Ratings' policies and procedures with regard to the preservation of communications relating to Credit Rating Activities (including those found on personal devices), training, surveillance programs, and technological solutions implemented in the prior year period.

27.   Reporting Discipline Imposed. For two (2) years following the entry of this Order, S&P Ratings shall notify the Commission staff as follows upon the imposition of any discipline imposed by S&P Ratings, including, but not limited to: written warnings; loss of any pay, bonus, or incentive compensation; or the termination of employment; with respect to any employee found to have violated S&P Ratings' policies and procedures concerning the preservation of communications relating to Credit Rating Activities, including those found on personal devices, within ten (10) days of the imposition of such discipline.

28.   Internal Audit. In addition to the Compliance Consultant's review and issuance of the One Year Report, S&P Ratings will also have its Internal Audit function conduct a separate audit(s) to assess S&P Ratings' progress in the areas described in Paragraph 24.c.i-vii above. After completion of this audit(s), S&P Ratings shall ensure that Internal Audit submits a report to S&P Ratings and to the Commission staff.

29.   Recordkeeping. S&P Ratings shall preserve, for a period of not less than six (6) years from the end of the fiscal year in which the undertakings were completed, the first two (2) years in an easily accessible place, any record of compliance with these undertakings.

EXHIBIT VIII

30.   <u>Deadlines</u>. For good cause shown, the Commission staff may extend any of the procedural dates related to the undertakings. Deadlines for procedural dates shall be counted in calendar days, except that if the last day falls on a weekend or federal holiday, the next business day shall be considered to be the last day.

31.   <u>Certification</u>. S&P Ratings shall certify, in writing, compliance with the undertakings set forth above. The certification shall identify the undertakings, provide written evidence of compliance in the form of a narrative, and be supported by exhibits sufficient to demonstrate compliance. The Commission staff may make reasonable requests for further evidence of compliance, and Respondent agrees to provide such evidence. The certification and supporting material shall be submitted to Judith Weinstock, Assistant Regional Director, Division of Enforcement, Securities and Exchange Commission, 100 Pearl Street, Suite 20-100, New York, New York 10004-2616, with a copy to the Office of Chief Counsel of the Enforcement Division, no later than sixty (60) days from the date of the completion of the undertakings.

IV.

In view of the foregoing, the Commission deems it appropriate, in the public interest, and for the protection of investors to impose the sanctions agreed to in Respondent S&P Ratings' Offer.

Accordingly, pursuant to Sections 15E(d) and 21C of the Exchange Act, it is hereby ORDERED that:

A.   Respondent S&P Ratings cease and desist from committing or causing any violations and any future violations of Section 17(a)(1) of the Exchange Act and Rule 17g-2(b)(7) thereunder.

B.   Respondent S&P Ratings is censured.

C.   Respondent S&P Ratings shall, within thirty (30) days of the entry of this Order, pay a civil money penalty in the amount of $20,000,000.00 to the Securities and Exchange Commission for transfer to the general fund of the United States Treasury, subject to Exchange Act Section 21F(g)(3). If timely payment is not made, additional interest shall accrue pursuant to 31 U.S.C. § 3717.

Payment must be made in one of the following ways:

(1)   Respondent may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request;

(2)   Respondent may make direct payment from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm; or

EXHIBIT VIII

(3)   Respondent may pay by certified check, bank cashier's check, or United States postal money order, made payable to the Securities and Exchange Commission and hand-delivered or mailed to:

> Enterprise Services Center
> Accounts Receivable Branch
> HQ Bldg., Room 181, AMZ-341
> 6500 South MacArthur Boulevard
> Oklahoma City, OK 73169

Payments by check or money order must be accompanied by a cover letter identifying S&P Ratings as a Respondent in these proceedings, and the file number of these proceedings; a copy of the cover letter and check or money order must be sent to Sheldon L. Pollock, Associate Regional Director, Division of Enforcement, Securities and Exchange Commission, 100 Pearl Street, Suite 20-100, New York, New York 10004-2626.

D.   Amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, Respondent agrees that in any Related Investor Action, it shall not argue that it is entitled to, nor shall it benefit by, offset or reduction of any award of compensatory damages by the amount of any part of Respondent's payment of a civil penalty in this action ("Penalty Offset"). If the court in any Related Investor Action grants such a Penalty Offset, Respondent agrees that it shall, within thirty (30) days after entry of a final order granting the Penalty Offset, notify the Commission's counsel in this action and pay the amount of the Penalty Offset to the Securities and Exchange Commission. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against Respondent by or on behalf of one or more investors based on substantially the same facts as alleged in the Order instituted by the Commission in this proceeding.

E.   Respondent shall comply with the undertakings enumerated in Section III above.

By the Commission.

Vanessa A. Countryman
Secretary

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